Form 20-F
period 2006-12-31
Western Copper CORP
filed 2007-06-29
CIK 1364125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[     ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[     ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[     ]   SHELL COMPANY REPORTED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________

For the transition period from _______________ to  _______________

Commission file number: 000-52231

WESTERN COPPER CORPORATION
(Exact name of Registrant as specified in its charter)

WESTERN COPPER CORPORATION
(Translation of Registrant’s name into English)

British Columbia
(Jurisdiction of incorporation or organization)

Suite 2050 – 1111 West Georgia Street, Vancouver, B.C. V6E 4M3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

71,524,036

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [    ]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1923.

Yes [    ]     No [X]

 Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]     No [     ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [     ]     Accelerated filer [    ]     Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]  Item 18 [    ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 if the Exchange Act.)

Yes [     ]     No [X]

 (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [     ]     No [     ]

WESTERN COPPER CORPORATION
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

TABLE OF CONTENTS
PART I

- i -

- ii -

In this annual report references to “Canadian National Instrument 43-101” are references to National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators and references to “CIM Standards” are references to Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on December 11, 2005 as may be amended from time to time by the CIM.

Cautionary Note to U.S. Investors concerning estimates of Proven Mineral Reserves and Probable Mineral Reserves.

This annual report may use the terms “Proven Mineral Reserve” and “Probable Mineral Reserve”. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The Proven and Probable Mineral Reserves disclosed in this annual report do not meet the standards of U.S. Securities and Exchange Commission Industry Guide 7 because our company will not have the legal right to extract the ore until we have obtained the necessary permits.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources.

This annual report may use the terms “Measured Mineral Resource” and “Indicated Mineral Resource.” We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources.

This annual report may use the term “Inferred Mineral Resources.” We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this annual report on Form 20-F that are not historical facts are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Western Copper Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this annual report. Although Western Copper has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western Copper does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and our general expectations concerning the mining industry are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. The mining industry involves risks and uncertainties and are subject to change based on various factors.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data.

This annual report contains references to United States (US$) and Canadian dollars ($).

Although Western Copper Corporation’s primary financial statements are prepared using Canadian Generally Accepted Accounting Principles (GAAP), the following financial data is presented on the basis of U.S. GAAP.

Western Copper Corporation began operations on May 3, 2006. Financial statement information prior to this date reflects the financial position, statements of loss and deficit and cash flows of the related copper business of Western Silver. The statements of loss and deficit for the years ended December 31, 2005 and 2004 include the direct exploration expenses incurred on the Carmacks Copper Project and an allocation of Western Silver’s general and administrative expenses incurred in each of these years. The statements of loss and deficit for the year ended December 31, 2006 include the aforementioned allocations up to May 3, 2006 and the expenses incurred directly by Western Copper for the remainder of the year.

The allocation of Western Silver’s general and administrative expenses was calculated on the basis of the ratio of costs deferred by Western Silver on the Carmacks Copper Project and on the Sierra Almoloya mineral property in each year presented as compared to the costs deferred on all mineral properties in each of these years. The consolidated financial statements have been presented under the continuity-of-interests basis of accounting with balance sheet amounts based on the amounts recorded by Western Silver.

The following U.S. GAAP financial data is extracted from note 17 of the consolidated audited financial statements of Western Copper Corporation for the years ended December 31, 2006 and 2005.

Consolidated Balance Sheets

	December 31, 2006 $	December 31, 2005 $
Current Assets	37,399,985	-
Property and Equipment	98,172	109,327
Mineral Properties	45,884,377	4,000,000
Total Assets	83,382,534	4,109,327
Accounts Payable and accrued liabilities	737,314	100,000
Future Income Tax Liability	11,614,580	-
Net Assets	71,030,640	4,009,327
Share Capital	69,913,797	-
Contributed Surplus	22,455,594	22,002,077
Deficit	(21,338,751)	(17,992,750)
Total Shareholders’ Equity	71,030,640	4,009,327

Consolidated Statements of Operations and Deficit

For the year ended	December 31, 2006 $	December 31, 2005 $	December 31, 2004 $
Earnings (loss) and comprehensive income (loss)	(3,346,001)	(531,035)	(413,792)
Basic and diluted earnings (loss) per share[1]	(0.06)	-	-
Weighted Average number of common shares outstanding[1]	52,481,505	-	-

1. Basic and diluted earnings (loss) per share figures for years ended prior to December 31, 2006 are not available because Western Copper did not become an independent entity until May 3, 2006. Results prior to May 3, 2006 represent the direct exploration expenses incurred on the Carmacks Copper Project by Western Silver and an allocation of Western Silver’s general and administrative expenses incurred in each of these periods.

EXCHANGE RATE DATA

On May 31, 2007, the exchange rate for Canadian dollars expressed in U.S. dollars, based on the Federal Reserve Bank of New York noon buying rate was 0.9345.

The following table sets out, for each of the previous six months, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, based on the Federal Reserve Bank of New York noon buying rate:

Month	Low	High
May 2007	0.8980	0.9345
April 2007	0.8633	0.9035
March 2007	0.8467	0.8673
February 2007	0.8437	0.8631
January 2007	0.8457	0.8586
December 2006	0.8582	0.8760

The following table sets out, for each of the previous five years, the average exchange rates for Canadian dollars expressed in U.S. dollars, and the exchange rate at the end of such period, based on the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Year	Average	Close
2006	0.8818	0.8582
2005	0.8262	0.8580
2004	0.7701	0.8303
2003	0.7163	0.7727
2002	0.6372	0.6344

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The audited consolidated financial statements of Western Copper contained in this annual report are reported in Canadian dollars and have been prepared in accordance with Canadian GAAP. All references to dollar amounts in this annual report are to Canadian dollars unless expressly stated otherwise.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

The following summarizes certain risks that may materially affect our business, financial condition or results of operations.

RISKS RELATED TO OUR BUSINESS

We have a limited history of operations, and no history of earnings or dividends

          We commenced operations on May 3, 2006 and have no history of earnings or of a return on investment. Our properties may not generate earnings, operate profitably or provide a return on investment in the future.

We may not be able to obtain additional financing

          If our proposed exploration programs are successful, additional financing will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds available to us are the sale of equity capital, or the offering of an interest in our properties to be earned by another party or parties carrying out exploration or development thereof. Additional financing may not be available. Failure to obtain additional financing on a timely basis could cause us to reduce or terminate our operations.

Resource exploration and development involves a high degree of risk

          Resource exploration and development is a speculative business and involves a high degree of risk. Exploration of our properties might not result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by us will be affected by numerous factors beyond our control. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Singly or in combination, these factors may result in our not receiving any or an adequate return on invested capital.

We are subject to risks related to exploration and development activities

          Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in extraction operations and the conduct of exploration programs. We may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which our insurance cannot insure or against which it may elect not to insure.

Fluctuation of mineral prices may adversely affect our financial results

           Mineral resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors that will be beyond our control, including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. Such factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, our properties.

Title to our properties or interests may be disputed

          The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. The properties may be subject to prior, and in some cases, not fully ascertainable unregistered agreements or transfers, and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. We have not definitively surveyed the boundaries of any of our mineral properties, and consequently the boundaries of the properties may be disputed. We may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

Environmental regulations may adversely affect our projects

           Our operations will be subject to environmental regulations promulgated by various Canadian and Mexican government agencies from time to time. Violation of existing or future environmental rules may result in various fines and penalties.

Political, economic and social conditions may adversely affect our investments

           Our investments may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on our results of operations and financial condition. Certain areas in which we may acquire properties have experienced and may continue to experience local political unrest and disruption by the indigenous peoples, which could potentially affect our projects. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect our property interests or restrict its operations. Our mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labor, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

     Statutory and regulatory compliance is complex and may result in delay or curtailment of our operations

           Our current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as us that engage in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for our exploration activities is subject to the discretion of government authorities, and we may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis.

          Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. We may be required to compensate those suffering loss or damage by reason of our mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. We are not currently covered by any form of environmental liability insurance. See "Risks associated with our activities may not be insurable", below.

           Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or require abandonment or delays in exploration.

Risks associated with our activities may not be insurable

          Our business will be subject to a number of risks and hazards. Insurance to cover the risks to which our activities will be subject may not be available at all or at commercially reasonable premiums. We are not currently covered by any form of political risk insurance or any form of environmental liability insurance The payment of any such liabilities would reduce the funds available to us. If we are unable to fully fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

There is substantial competition for mineral deposits where we intend to conduct our operations

          Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which we intend to conduct operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than Western Copper, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable. We will also be competing with other mining companies in the recruitment and retention of qualified employees. Consequently, our operations and financial condition could be materially adversely affected.

We depend on key management and employees

          Our development depends on the efforts of key members of management and employees. Loss of any of these people could have a material adverse effect on Western Copper. We do not expect to have key person insurance with respect to any of our key employees.

We may encounter difficulties in conducting our business through subsidiaries

          We are a holding company that will be conducting its business through local and foreign subsidiaries, joint ventures, and divisions. Substantially all of our assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between Western Copper and our subsidiaries, or among our subsidiaries, could restrict our ability to fund operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on our valuation and share price.

Risks associated with conflicts of interest

          Certain of our directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development. Consequently, there exists the possibility for such directors and officers to be in a position of conflict.

RISKS ASSOCIATED WITH OUR SECURITIES

Our shares may experience price volatility

          Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Western Copper include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. Our share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in gold, silver, copper, lead or zinc prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of our shares at any given point in time may not accurately reflect our long-term value.

Future issuances of securities will dilute shareholder interests

          Issuances of additional securities including, but not limited to, common stock pursuant to any financing and otherwise, could result in a substantial dilution of the equity interests of our shareholders.

We may be a passive foreign investment company for United States federal income tax purposes

          We expect to be a passive foreign investment company for United States Federal income tax purposes until we generate sufficient revenue from our mineral exploration and extraction activities. If we are a passive foreign investment company, any gain recognized by a U.S. holder upon a sale or other disposition of our shares may be ordinary (rather than capital), and any resulting United States federal income tax may be increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain excess distributions in respect of a Western Copper share.

          Certain special, generally adverse, rules will apply with respect to common shares of Western Copper while Western Copper is a PFIC whether or not it is treated as a Qualified Electing Fund. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares. Please see Part 10, Item E, “United States Federal Income Tax Consequences”.

          Western Copper recommends that each U.S. holder consults a tax advisor with respect to how the PFIC rules affect their tax situation.

Item 4. Information on the Company

A.	History and Development of the Company.

          We were incorporated as “Western Copper Corporation” under the Business Corporations Act (British Columbia) on March 17, 2006. Our principal office is located at Suite 2050 – 1111 West Georgia Street, Vancouver, BC V6E 4M3, and our telephone number in Vancouver is (604) 684-9497.

          We were formed as a subsidiary to Western Silver Corporation (“Western Silver”), a British Columbia corporation, on March 17, 2006.

          On May 3, 2006, pursuant to the plan of arrangement between Western Silver and Glamis Gold Ltd (“Glamis”), a British Columbia corporation based in Reno, Nevada, we were “spun out” from Western Silver. As part of the arrangement, Western Silver transferred the following assets to Western Copper: 100% of the shares of Carmacks Copper Ltd., all of its interest in the Carmacks copper project in Yukon Territory, Canada (the “Carmacks Copper Project”), the Sierra Almoloya project in Chihuahua State, Mexico (the “Sierra Almoloya Project”), the lease for its office premises in Vancouver, Canada, approximately $38 million cash, its marketable securities and its office equipment. In consideration, Western Copper issued 49,246,413 common shares to Western Silver, representing one Western Copper common share for each Western Silver common share issued and outstanding. Western Silver then distributed Western Copper’s common shares to its shareholders on a one-to-one basis.

          Pursuant to the Plan of Arrangement, each Western Silver stock option holder received one stock option of Western Copper. The intent of the Plan of Arrangement was to substitute the existing Western Silver stock options with comparable value instruments. Each Western Copper stock option has an exercise price of $0.88. The other terms are comparable to those of the Western Silver stock options exchanged.

          As part of the agreement, Western Copper also granted a warrant to Glamis Gold Ltd. (Glamis) providing for the acquisition of 5% of the fully diluted Western Copper shares as of May 3, 2006 at a price per Western Copper share of $3.50. This warrant gives Glamis the right to acquire 2,562,979 common shares of Western Copper. The warrant is exercisable for a period of two years following the date of grant. Western Copper did not receive any direct consideration for the warrants. The warrants were part of the overall consideration agreed upon by Western Silver and Glamis when negotiating the terms of the Plan of Arrangement.

          Western Copper’s shares began trading on the Toronto Stock Exchange under the ticker symbol “WRN” on May 15, 2006.

          On November 30, 2006, the Company acquired Lumina Resources Corporation. Pursuant to the terms of the agreement, Lumina shareholders received one common share of Western Copper Corporation for each Lumina common share. In addition, each Lumina stock option was exchanged for one Western Copper stock option. The stock option terms remained the same, except that all stock options vested upon change of control. Western Copper Corporation issued 21,301,442 common shares and granted 1,185,000 stock options.

          In return, the Western Copper gained the rights to three copper and precious metals properties in Canada. The three properties include the Hushamu property located on Vancouver Island, British Columbia, the Casino property in the Yukon, and the Redstone property in the Northwest Territories.

B.	Business Overview.

          Western Copper is a mineral exploration company engaged in the business of acquisition and exploration of advanced stage copper and other mineral properties in geo-politically stable countries. We currently have intesrests in four properties in Canada and one property in Mexico. The Company does not have any producing properties and consequently has no current operating income or cash flow. We are an exploration stage company and have not generated any revenues. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the properties is determined. Commercially viable mineral deposits may not exist on any of the properties.

          Our current focus is on bringing our Carmacks Copper Project to the development stage. The updated feasibility study results released in April 2007 indicated that the project is economically viable and support developing the project. The Carmacks Copper Project is an oxide copper deposit, with a small gold component, located in Yukon Territory, Canada. The Carmacks Copper Project is planned to be developed as an open-pit mining operation to be operating year-round. Mining activities may shut down during the winter when temperatures are extreme.

          We have an interest in Sierra Almoloya, an early stage silver-gold-lead-zinc property in Chihuahua State, Mexico, which is being explored by Queenston Mining Inc. under an option agreement.

          The Company also intends to perform exploration activities on its three newly acquired properties during 2007.

C.	Organizational Structure.

Western Copper Corporation is a publicly reporting enterprise that wholly-owns six subsidiaries. These subsidiaries are holding companies for Western Copper’s mineral property interests.

D.	Property, Plant and Equipment.

Carmacks Copper Project (Yukon, Canada)

Introduction and Summary

          We are the owner of the Carmacks Copper Project in the Yukon Territory in Canada. The Carmacks property is an oxide copper deposit, with a small gold component, which in the 1990’s was proposed to be an open pit mine with crushing, sulphuric acid heap leaching, solvent extraction and electrowinning processing to produce cathode copper.

          Western Copper’s predecessor company (Western Silver) acquired the Carmacks property in 1989 from Archer, Cathro & Associates. In 1993, Western Silver completed a full feasibility study on the property, which was subsequently updated in 1995. In 1998, after completing some early engineering work on the project, Western Silver suspended work on the project indefinitely due to low copper prices.

          In late 2004, based in part on renewed optimism in the price of copper, Western Silver agreed with the Yukon Territorial Government to re-enter the permitting process and has been engaged since then in the environmental review process under the Yukon Environment Assessment Act (YEAA) and more recently the newly enacted Yukon Environmental and Socio-economic Assessment Act (YESAA). These review processes are on-going at present; however assessment under YEAA is substantially complete.

          An updated feasibility study was completed by Western Copper Corporation in April 2007. Its results indicated that the project is economically viable.

Property Description and Location

          The Carmacks Copper Project is located some 220 km north of Whitehorse, Yukon. The Project site is located on Williams Creek, 8 km west of the Yukon River and some 38 km northwest of the town of Carmacks.

          The climate in the Carmacks area is marked by warm summers and cold winters. Average daily mean temperatures range from -17.1 °C for the month of January to 15.2 °C for the month of July.

Surface Rights

          The Quartz Mining Act and Quartz Mining Land Use Regulations in the Yukon provide for the holder of mineral claims to obtain surface rights of crown land covered by mineral claims for the purpose of developing a mining property. This attracts a minor fee of $1.00 per acre per year.

          All the mineral claims held by Western Copper on this project are overlain by crown land. Western Copper has commenced discussions with the Yukon Government with the object of obtaining the surface rights required to develop the mine, as of the date of this annual report, the surface rights have not been granted.

          The property lies near, but does not encroach on, LSC R-9A, First Nations Surveyed Lands, Class A Land Reserve. Both Little Salmon Carmacks First Nation (LSFN) and Selkirk First Nation (SFN) consider this area to be “traditional” territory.

Exploration

          The property was first staked in 1970 and since that time has been the subject of various exploration campaigns comprising trenching, diamond drilling, reverse circulation drilling, geophysical, and geochemical surveying. Prior to 2006, a total of 80 diamond drill holes and 11 reverse circulation holes, totalling 12,900 m of drilling, had been completed in the exploration of the property. In addition, over 8,000 m of surface trenching was completed. The majority of this work focused on the No.1 Zone and was completed before the mid-1990’s.

          In 2006, a new exploration program was initiated on the Carmacks Copper Project with a view to better defining the No.1 Zone and starting a more systematic exploration of the other known zones of mineralization. This consisted of diamond drilling and some rapid air blast drilling.

         Western Copper suspended the 2006 exploration program in November due to cold weather and ground freezing. The exploration program accomplished 34 holes and 7,100 m of diamond drilling prior to being shut down.

          The exploration drilling program recommenced in March 2007, initially focusing on zones immediately south of the proposed open pit. This program is planned to continue throughout the year.

Geology and Mineralization

          The feasibility study considers the development of only the No. 1 and No. 7 Zones, two of 14 defined zones containing copper mineralization known on the property.

          The majority of the copper found in the oxide portion of the No. 1 Zone is in the form of the secondary minerals malachite, cuprite, azurite and tenorite (copper limonite) with very minor other secondary copper minerals (covellite, digenite, djurlite). Other secondary minerals include limonite, goethite, specular hematite, and gypsum. Primary copper mineralization is restricted to bornite and chalcopyrite. Other primary minerals include magnetite, gold, molybdenite, native bismuth, bismuthinite, arsenopyrite, pyrite, pyrrhotite and carbonate. The upper 250 m of theses zones are oxidized.

         We constructed a block model of the No. 1 and No. 7 Zones using historical data and data derived from the 2006 drilling campaign. Mineral resources were classified in accordance with Canadian Institute of Mining definitions as stipulated in Canadian National Instrument 43-101.

          Based on this block model, the estimated mineral resources at a 0.25% total copper cut-off grade are as follows:

Classification	Density (t/m3)	Tonnage (000’s Tonnes)	Total Copper (%)	Oxide Copper (%)	Sulphide Copper (%)	Gold (g/t)	Silver (g/t)
Oxide
Measured	2.680	3,288	1.23	1.03	0.20	0.652	6.135
Indicated	2.680	7,084	1.09	0.93	0.16	0.458	4.382
Measured and Indicated	2.680	10,372	1.13	0.96	0.17	0.519	4.938
Inferred	2.684	82	0.82	0.62	0.20	0.207	1.502

Sulphide
Measured	2.710	1,256	0.72	0.04	0.67	0.227	2.398
Indicated	2.710	4,399	0.78	0.06	0.72	0.227	2.200
Measured and Indicated	2.710	5,655	0.77	0.05	0.71	0.227	2.244
Inferred	2.710	3,161	0.69	0.07	0.62	0.180	1.644

          The proven and probable reserves for the No.1 and No. 7 Zones are contained within an engineered pit design based on a floating cone analysis of the resource block model using only measured and indicated resources. Inferred resources are not included in the reserve estimate.

Reserve Class	Ore (000’s of tonnes)	Total Copper (%)	Oxide Copper (%)	Non-Oxide Copper (%)	Gold (g/t)	Silver (g/t)
Proven Mineral Reserve	3,190	1.227	1.028	0.199	0.659	6.20

Probable Mineral Reserve Open Pit Ore Estimated dilution	6,462 960	1.099 0.065	0.938 0.043	0.162 0.021	0.466 0.018	4.49 0.20
Total Probable Mineral Reserve	7,422	0.965	0.822	0.144	0.408	3.93

Reserve Proven and Probable Mineral	10,611	1.044	0.884	0.160	0.483	4.62

          We plan to develop the Carmacks Copper Project as an open-pit mine with an acid heap leach and a solvent extraction/electrowinning (SXEW) process facility producing, on average, approximately 14,500 tonnes of London Metal Exchange (LME) Grade A cathode copper annually. LME Grade A cathode copper is a readily marketable commodity at prevailing copper prices.

          The mining operation is designed to produce an average 1.73 million tonnes of ore per year or approximately 28,400 tonnes per day of ore and waste on a seven day per week, 24 hours per day operation. The mine will be operated year round but may temporarily suspend mining operations when winter temperatures are extreme. Ore production will likely be suspended in the coldest winter months but waste operations will continue.

Utilities and infrastructure

          Western Copper anticipates Yukon Energy, the regional electrical utility company, will serve the mine from a proposed new Carmacks-Stewart 138 kV transmission line Project to be built along the existing Klondike Highway. A tap in the vicinity of McGregor Creek will feed an 11-kilometer 138 kV transmission line extension to the mine’s main substation terminating on a dead-end structure. The schedule for completion of this extension is the third quarter of 2008 which fits well with the present schedule for the development of this project. Western Copper has a secure right-of-way for the power line from McGregor Creek to the site and is progressing in discussions with Yukon Energy over terms of a power supply agreement.

          The Project site is currently accessible by an existing 12 km exploration road that leads north from km 33 of the secondary, government maintained, unpaved roadway (Freegold Road) from Carmacks. A small airfield used by private aircraft exists near Carmacks.

          The village of Carmacks lies on the Klondike Highway, a paved highway, 175 km north of Whitehorse which provides the main transportation link in the Yukon. Whitehorse has an international airport with daily flights to Vancouver. Situated 180 km south of Whitehorse by paved road is the year-round port of Skagway Alaska.

Metallurgical Testing

          Metallurgical test work on various ore samples started in 1989 and has been ongoing since that time. Confirmatory test work continues at present to assist with detailed design.

          Based on a careful review of the results of these tests the overall copper recovery has been estimated at 85% of the total copper content of the ore. For cash flow purposes, 80% recovery is assumed to occur in the year the ore is placed on the pad, a further 2.5% recovery is assumed to occur over the following two years, and the balance is realised during the heap rinsing phase.

          Tests most closely representing the planned operating condition indicate that acid consumption will be 25 kilogram per tonne of ore or better.

          Test work has also examined the rinsing and neutralization of the heap for reclamation purposes and has demonstrated that this is both technically and economically feasible.

Permits

          The development of the project is highly dependent upon the issue of appropriate permits. Funding is unlikely to be made available before issue of the key permits. A Quartz Mine Licence is required before construction can commence. A Type A Water Licence will be required during construction and prior to operation of the mine. Although no firm date is available for the issue of permits, Western Copper is targeting late 2007 for completion of screening under the relevant processes, leading to issue of the Quartz Mine License in early 2008 and late 2008 for the Type A Water Licence.

          Assuming permits are granted as targeted, mobilisation for construction will begin as soon as weather conditions are appropriate in 2008.

          The 2008 construction season will focus on mine prestripping, the development of the leach pad confining embankment and the first stage of the leach pad, followed by other earthworks and concrete foundations. The target will be to have buildings closed in before winter.

          Mechanical, electrical and instrumentation work will continue through winter inside the buildings. Once weather permits, in 2009 the first stage of the leach pad liner and overliner will be completed along with the lining of the events pond. Construction will be substantially complete by the end of the 3rd quarter in 2009. Assuming pad loading and acid production commenced towards the end of 3rd quarter 2009, the first cathode copper is planned for early 4th quarter 2009.

Capital Cost

          The feasibility study specifically examined the capital to construct the mine site access road, required plant site roads, substations, water systems, and a crushing plant, heap leach facility, solvent extraction and electrowinning (SXEW) processing facility and all other temporary and permanent facilities.

          The estimate is based on the project as defined by the process and facility descriptions, design criteria, process flow diagrams and material balance, design drawings and sketches, equipment lists, and other documents developed or referenced in the feasibility study. Golder Associates provided a design report which forms the basis for the heap leach and waste rock facility quantities and estimated capital cost of these facilities.

          The initial pre-production capital cost estimated for project is summarized as follows:

Area	$ (in millions)
Direct Costs	78.3
Mine Equipment	8.9
Mine Development	3.8
Acid Plant	17.6
Engineering Procurement Construction Management Fee	13.1
Field Indirect Costs	7.5
Contingency	14.1
Total	$143.3

          In addition, Owner’s costs such as project insurance, company personnel allocations, and financing charges are estimated at $7,320,000. Life of mine sustaining capital amounts to $20,800,000. An allowance equal to six months of operating costs is included in the cash flow for working capital. This amount is recovered at the completion of mining.

Operating Cost

          The operating and maintenance costs for the Carmacks operations have been estimated in detail and are summarized by areas of the plant. Cost centers include mine operations, process plant operations, and the General and Administration area. Operating costs were determined for a typical year of operations, based on an annual ore tonnage of 1.73 million tonnes and a copper production of 14,500 tonnes of copper cathode annually. The life-of-mine unit cost per ore tonne is $19.22 and the unit cost per copper pound is C$0.98 (US$0.84) .

     These figures are broken down as follows:

Area	$ per tonne ore
Mining	9.88
Processing	7.64
General and Administration	1.40
Shipping	0.30
Total	$19.22

Financial Analysis

          Annual cash flows projections were estimated over the life of the mine based on the above estimates of capital expenditures, production cost, sales revenue, and salvage values. The cash flow model uses a copper price of US$2.32 which is derived from a three year historical, two year future rolling average as of the end of March 2007. An exchange rate of $1.00 = US$0.85 has been used throughout the study. The after tax financial indicators based on a 100% equity case are summarized as follows:

IRR	15.7%
Net present value
@ 0% discount rate	$123 million
@ 5% discount rate	$69 million
@ 10% discount rate	$30.6 million

Hushamu property (British Columbia, Canada)

Introduction and Summary

          The Hushamu Property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The Hushamu property is located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia.

          The property consists of 222 mineral claims consisting of two principal blocks of claims in a prospective copper/gold porphyry belt. One block consists of 138 claims held by Moraga Resources Ltd. (Moraga) and 63 claims held by Electra Gold Ltd. (Electra). A second, separate block of claims called the Rupert Block consists of 21 mineral claims held by Moraga.

          In order to earn 100% interest in the metallic minerals in the Electra property, Western Copper must make the following payments:

  $60,000 in cash on February 3, 2007 (paid); and
  $80,000 in cash on February 3, 2008.

          Should a production decision be made on the portion of the first block that is held by Moraga, Western Copper shall be required to make a cash payment of $1 million within 60 days of the production decision. These claims are also subject to a 10% net profits interest.

          Should a production decision be made on the portion of the first block that is held by Electra, Western Copper will be required to pay $800,000, in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

          The Rupert Block is free of encumbrances.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

          The Hushamu Property can be reached along logging roads from Port Hardy. Hushamu is about 12 kilometres by logging road from Holberg Inlet. Port Hardy is about 6 or 7 hours traveling time north from Nanaimo via the Island Highway. Port Hardy can also be reached via commercial airline from Vancouver, British Columbia.

          The Hushamu Property is characterized by multiple low, northwesterly to westerly trending hills and ridges bounded by narrow valleys with steep slopes. Elevations range from sea level to 695 metres above sea level with ridge tops on the property commonly about 300 metres above valley floors.

          The Hushamu Property was actively logged in the early 1990s. Forest cover consists of mature stands of fir, hemlock, spruce and cedar, areas of dense second growth and open clear-cut areas. The ridge tops are open with widely scattered stunted evergreens. Low areas along creeks are covered by thick bush.

          Outcrop exposure is abundant in areas of steep relief and along ridge tops. Thick humus on the forested slopes and residual glacial gravels on the valley floors restrict geologic mapping in these areas.

          The Hushamu property receives little snowfall in winter and can be effectively explored for 10 months each year. The climate is cool and wet, with windstorms iin late fall. There are typically hot, dry spells during the summer when exploration work may be curtailed because of forest fire hazard.

History

          Utah Construction and Mining Company (“Utah”) discovered a large, porphyry copper-molybdenum-gold deposit at the eastern end of Rupert Inlet between January 1966 and May 1969. This deposit was developed into the Island Copper Mine, with production beginning in October 1971. The mine produced 345 million metric tonnes of ore with average head grades of 0.41% copper, 0.017% molybdenum, 0.19 g/tonne gold and 1.4 g/tonne silver by December 1994.

          Utah staked mineral claims covering most of the area between the eastern end of Rupert Inlet and the western end of Holberg Inlet during the 1960s. Utah staked the Expo claims, which cover the Hushamu deposit, in 1966. The Expo property was geologically mapped between 1967 and 1975. Geochemical soil sampling, geophysical surveying and diamond drilling resulted in the discovery of the “Hushamu Zone”. The style of copper mineralization at the Hushamu Zone is similar to that at the Island Copper orebody. Induced polarization geophysical surveying during 1982 indicated moderately anomalous chargeabilities across a broad area at the Hushamu Zone.

Property Geology

          The deposit is hosted in andesitic volcanics and volcaniclastics intruded by a series of porphyritic dykes and stock of diorite and quartz-diorite composition.

Exploration and drilling

          A Resource Estimate of Hushamu Copper-Gold Deposit dated April 14, 2005 (the “Report”) was prepared by G.H.Giroux, P. Eng., MASc. of Giroux Consultants Ltd. of Vancouver, BC and David J. Pawliuk, P. Geo. of Nanoose Geoservices, of Nanoose Bay, BC. The Report describes the data analysis and interpolation technique used to produce a resource estimate for the Hushamu porphyry copper-gold deposit. The following disclosure is from the summary contained in the Report. A full copy of the Report can be obtained at the offices of the Company at 2050-1111 West Georgia Street, Vancouver, BC, Canada V6E 4M3 during regular business hours.

          The assay data was subdivided on the basis of geology into five rock types. Histograms and probability plots of the distribution of copper and gold show that the metals are distributed differently within each of the five rock units. Each rock unit was therefore independently evaluated.

          The study is based on the results from 114 diamond drill holes completed between 1980 – 1993. Composites 20 feet in length were formed from drill hole data. Simple statistical studies show that copper and gold distributions for composited values are different for each of the five rock types. As a result copper and gold values within each of the five rock types were modelled and estimated independently.

          Results for the resource at several copper cut-offs are shown below:

Classification	Copper Cut-off (%)	Tonnage Above Cut-off (Million Tonnes)	Copper Grade (%)	Gold Grade (g/t)
Measured	0.10	87.7	0.21	0.206
Indicated	0.10	495.8	0.20	0.240
Measured and Indicated	0.10	583.5	0.20	0.240
Inferred	0.10	151.9	0.19	0.274

Measured	0.20	39.2	0.29	0.309
Indicated	0.20	191.7	0.27	0.309
Measured and Indicated	0.20	230.9	0.28	0.309
Inferred	0.20	52.8	0.28	0.377

Measured	0.30	14.0	0.37	0.411
Indicated	0.30	49.7	0.37	0.411
Measured and Indicated	0.30	63.7	0.37	0.411
Inferred	0.30	18.2	0.35	0.480

          The Hushamu property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

Work undertaken in 2006

          The Hushamu property was acquired in November 2006. Western Copper did not perform any work on the property through the end of the year.

Work plan for 2007

          We are continuing the exploration program that was started in 2005 by the previous owners of the property. The exploration program consists of reconnaissance, prospecting, diamond drilling, and geophysical surveying focused on identifying additional resources. Drilling commenced in mid-February and was completed by the end of April. Assay results are being received on an ongoing basis and a report on the work is expected from the consultant soon.

Redstone property (Northwest Territories, Canada)

Introduction and Summary

          The Redstone property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The property comprises five mining leases (13,990 acres) and 55 claims (73,000 acres) in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

          Should production be achieved at Coates Lake (one of the six areas that make up the Redstone property), the 5 mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3%, if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1 per pound.

Exploration and drilling

          The copper occurrences on the Coates Lake deposit were discovered by regional propecting during 1961. Subsequently, the property has undergone a number of exploration campaigns. A total of 15,529 metres of diamond drilling in 56 holes has been completed to date on the property.

          Exploration completed to date has identified the following Inferred Mineral Resource as defined by National Instrument 43-101:

Classification	Copper Cut-off (%)	Tonnage Above Cut-off (Million Tonnes)	Copper (%)	Silver Grade (g/t)
Inferred	2.5	33.6	3.92	9.0

           The National Instrument 43-101 Technical Report that summarizes the above resource considered only the Coates Lake deposit. The 55 mineral claims covering the other five areas were acquired after the report was issued. Other areas within the Redstone property do not have mineral resource estimates at this time.

          The Redstone property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

Work undertaken in 2006

          The Redstone property was acquired in November 2006. Western Copper did not perform any work on the property through the end of the year.

Work plan for 2007

          Western Copper plans to undertake a property-wide, comprehensive data review that is expected to include a regional geophysical surveying and prospecting program. The program will be aimed at identifying targets in the areas north of Coates Lake. These areas have thus far remained unexplored but offer similar potential to the Coates Lake area.

Casino property (Yukon, Canada)

Introduction

          The option on the Casino property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The Casino porphyry copper-gold-molybdenum deposit is located 300 kilometres northwest of Whitehorse, in the Yukon Territory. The property comprises 161 mineral claims and has been the subject of considerable exploration going back to 1967.

          To maintain its interest in the Casino claims, the Company must pay Great Basin Gold (Great Basin) $1 million in cash or in Western Copper shares by July 15, 2007.

          If a production decision is made, Western Copper will be required to make an additional cash payment of $1 million to Great Basin Gold Ltd.

          The claims are also subject to a 5% net profits interest.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

          The Casino property is located in the north-westerly trending Dawson Range mountains, about 300 kilometres northwest of Whitehorse, Yukon Territory. The Casino property is remote, having no all-season road access.

History

          Porphyry copper mineralization was first recognized at Casino in 1967. From 1967-1990 various companies drilled 57 core holes (12,294 metres) and 33 reverse circulation holes (5,188 metres). In 1991, Archer, Cathro, and Associates (“Archer Cathro”) acquired the property and completed a 21 hole diamond drilling program. In 1992, Pacific Sentinel Gold Corp. acquired the property from Archer Cathro and commenced a major exploration program. From 1992 until 1995 work included surface soil sampling and trenching investigations, 236 diamond drill holes totalling 73,084 metres, comprehensive metallurgical investigations, environmental studies and socio economic activities culminating in a project scoping study. The scoping study envisioned a large-scale open pit mine, conventional floatation concentrator that would produce a copper-gold concentrate for sale to smelters on the Pacific Rim.

          The exploration completed to date has identified the following Measured and Indicated Resources, as defined by National Instrument 43-101:

Classification	Copper Cut-off (%)	Tonnage Above Cut-off (Million Tonnes)	Gold (g/t)	Copper (%)	Molybdenum (%)
Supergene Oxide	0.3	42	0.35	0.33	0.02
Supergene Sulphide	0.3	124	0.32	0.32	0.03
Hypogene	0.3	798	0.22	0.20	0.02

          The Casino property is without known ore reserves and any exploration undertaken by the Company in the future will be exploratory in nature.

Work undertaken in 2006

          The Casino property was acquired in November 2006. Western Copper did not perform any work on the property through the end of the year.

Work plan for 2007

          In 2007, the Company plans to review and update a prior scoping study to further determine the development potential of the property.

Sierra Almoloya Project (Chihuahua, Mexico)

Summary

          The Sierra Almoloya property is an early-stage 17,500 ha. (43,000 acre) exploration property in the central Mexican silver belt. The Almoloya property has been optioned to Queenston Mining Inc. (Queenston) under an arrangement whereby it can earn a 60% interest in the property through staged exploration expenditures of US$1.5 million over a four year period, with minimum expenditures of:

  US$200,000 on or before June 30, 2006;
  An additional US$300,000 on or before June 30, 2007;
  An additional US$400,000 on or before June 30, 2008; and
  An additional US$600,000 on or before June 30, 2009.

          Queenston can earn an additional 15% interest by completing a feasibility study and making a production decision. At the time a production decision is made, Western Copper can either elect to convert its 40% interest into a 25% participating interest or a 15% net profits interest. If the Company elects the 25% participating interest, further preproduction and exploration costs to place the properties into commercial production shall be incurred by each party to the joint venture at participating interest rates.

          Queenston actively explored the property during 2006. It has met its spending requirements to June 30, 2007.

Item 4A. Unresolved Staff Comments

          Not applicable.

Item 5. Operating and Financial Review and Prospects

The following information is based on our primary financial statements which have been prepared using Canadian Generally Accepted Accounting Principles.

A.	Operating Results.

2006

          Western Copper began operations on May 3, 2006. Results of operations prior to that date represent the results of Western Silver Corporation’s (Western Silver) copper business. Current period results are not comparable to the year ended December 31, 2005 as all amounts prior to May 3, 2006 only represent direct exploration expenditures incurred by Western Silver on the Carmacks Copper Project and the Sierra Almoloya property and an allocation of Western Silver’s general and administrative expenses based on mineral property costs deferred on the Carmacks Copper Project and the Sierra Almoloya property during each year presented compared to all mineral property costs deferred by Western Silver during each year presented. Management cautions readers of these financial statements that the allocation of expenses does not necessarily reflect Western Copper’s future general and administrative expenses as the allocations represent only a small portion of Western Silver’s total general and administrative expenses. Western Copper has significantly higher general and administrative expenses as a separate entity. The financial discussion focuses on Western Copper’s operations for the year ended December 31, 2006.

          Western Copper had a loss of $3.2 million ($0.06 per share) for the year ended December 31, 2006. Costs relating to the Carmacks Copper Project accounted for the majority of the Company’s expenditures during the year ended December 31, 2006 as Western Copper continued its exploration work on the project.

         Our 2006 drill program on the Carmacks property concluded in November. Major expenditures relating to this program include direct drilling costs ($983,000), project management and geological services ($441,000), and site costs ($431,000). This year, Western Copper also continued work on the permitting process ($360,000) and the updated feasibility study ($228,000).

          Other significant expenses during the year ended December 31, 2006 related to compensation. Western Copper incurred $839,000 in employee wages and $865,000 in stock-based compensation. These costs have been allocated to the following line items:

	Employee	Stock-based
	wages	compensation

Exploration	$313,000	$239,000
Office and administration	375,000	513,000
Promotion and travel	151,000	113,000

	$839,000	$865,000

          The Company earned $797,000 in interest income during the year ended December 31, 2006. The interest was earned on cash amounts received pursuant to the plan of arrangement with Western Silver and Glamis. Cash and cash equivalents and short-term investments were not allocated to Western Silver’s copper business in 2005 and as a result, no interest was allocated to Western Copper during that period.

2003-2005

          Financial statement information prior to 2006 reflects the financial position, statements of loss and deficit and cash flows of the related copper business of Western Silver, the corporation from which we were “spun-out” in May 2006. This information has previously been reported as Western Copper Business. The statements of loss and deficit for the years presented include the direct exploration expenses incurred on the Carmacks property and an allocation of Western Silver’s general and administrative expenses incurred in each of these years.

          The allocation of Western Silver’s general and administrative expenses was calculated on the basis of the ratio of costs deferred by Western Silver on the Carmacks and Almoloya mineral properties in each year presented as compared to the costs deferred on all mineral properties in each of these years. The consolidated financial statements have been presented under the continuity-of-interests basis of accounting with balance sheet amounts based on the amounts recorded by Western Silver. We caution users of these financial statements that the allocation of general and administrative expenses does not necessarily reflect future general and administrative expenses as the allocations represent only a small portion of Western Silver’s total general and administrative expenses. As a separate entity, Western Copper will have significantly higher general and administrative expenses.

          During the years presented, Western Silver concentrated its efforts on advancing the Peñasquito property. Expenditures on other properties were minimal. The only costs incurred on the Almoloya property between 2003 and 2005 were land claim lease payments and care and maintenace costs. Carmacks expenditures in 2003 are care and maintenance costs. Expenses relating to Carmacks increased in 2004 and 2005 as Western Silver engaged contractors to help them recommence the permitting process on the property.

B.	Liquidity and Capital Resources.

          Western Copper expended $3.97 million during the year ended December 31, 2006 on operating activities. The majority of the cash was used in direct exploration expenditures on the Carmacks property and employee wages, as described in Item 5.A Operating Results.

          Most of the Company’s financing during the year ended December 31, 2006 came as a result of the May 3, 2006 plan of arrangement between the Company, Western Silver and Glamis Gold. The Company received $37.9 million in cash pursuant to that transaction.

          We received $900,000 from stock option exercises for the year ended December 31, 2006. Many of the stock options exercised during 2006 had been granted pursuant to the May 3, 2006 plan of arrangement and expired November 3, 2006.

          The sale of marketable securities transferred to Western Copper as part of the May 3, 2006 plan of arrangement provided proceeds of $2.2 million for the year ended December 31, 2006. All of the marketable securities were sold prior to the fourth quarter. The Company spent $100,000 on the advance royalty payment relating to the Carmacks Copper Project and $92,000 in expenditures in connection with the acquisition of Lumina on November 30, 2006. Western Copper also increased its short-term investments by $34.8 million. Due mostly to its increase in short-term investments, the Company’s net cash flow used in investing activities totaled $32.8 million for the year ended December 31, 2006.

          At December 31, 2006, the Company had $2.29 million in cash and cash equivalents and $34.8 million in short-term investments. The increase from December 31, 2005 is primarily due to the receipt of capital contributions pursuant to the plan of arrangement effective May 3, 2006.

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information.

          We have not generated operating revenue to date and may remain an exploration stage company for the foreseeable future. We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material affect on our operations, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of our financial condition.

E.	Off-Balance Sheet Arrangements.

We have no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.

	Payments due by period
Contractual Obligations, December 31, 2006	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Office Lease Obligations	769,232	271,494	497,738	-	-

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

     F. Dale Corman, B.Sc., P. Eng. is Director, Chairman of our Board of Directors, Chief Executive Officer and President. He was appointed to these positions May 3, 2006. Mr. Corman graduated with a Bachelor of Science degree in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972. He has 30 years experience as a senior corporate officer of publicly listed companies in Canada and the United States. he has extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. From 1995 to 2006, Mr. Corman was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation.

     Ross Beaty has been a Director and Co-Chairman of our Board of Directors since November 30, 2006. He has been Chairman of the Board of Directors of Pan American Silver Corp. from 1994 to present and of Global Copper Corp. and Northern Peru Copper Corp. from May 9, 2005 to present.

     Klaus Zeitler, Ph.D.has been a Director since May 3, 2006. Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler remains active in mineral exploration and development through a number of ventures in addition to Western Copper Corporation. Dr. Zeitler is currently President of Amerigo Resources, a copper and molybdenum producer with operations in Chile.

     Robert J. Gayton, B.Comm., Ph.D., FCA has been a Director since May 3, 2006. Dr. Gayton, F.C.A., graduated from the University of British Columbia in 1962 with a Bachelor of Commerce and in 1964 earned the chartered accountant (C.A.) designation while at Peat Marwick Mitchell. Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies.

     Brent Kinney, B.Sc., L.L.B. has been a Director since May 3, 2006. Mr. Kinney is an international petroleum lawyer based in Dubai, United Arab Emirates. He has more than 20 years experience representing both government and private sector clients throughout the world. Prior to leaving Canada in 1990 he was a partner in one of Alberta’s leading energy law firms. He has represented governments, state oil companies and international oil companies in petroleum ventures worldwide. Mr. Kinney is also a director of Husky Energy Inc. and Dragon Oil plc. He has both a Bachelor of Laws degree and a Bachelor of Science (Geology) degree from the University of Manitoba, Canada. He is a member of the Canadian Bar Association and the Law Societies of Alberta, England and Wales and Hong Kong and is also a member of the Chartered Institute of Arbitrators, London, England.

     David Williams, MBA has been a Director since May 3, 2006. Mr. Williams obtained a Master of Business Administration Degree from Queens University in 1964 and a Doctor of Civil Laws Degree from Bishops University in 1966, where the Business Faculty is named in his honor. Mr. Williams currently manages investments for his family holding company and is involved in a number of charitable organizations. He is Chairman of Bennett Environmental and Roador Inc. and is a director of Calvalley Petroleum, Resin Systems, Atlantis Systems, and Newport Partners Income Fund.

     Executive Officers

     F. Dale Corman, Chief Executive Officer and President; see above

     Jonathan Clegg, P.Eng. is our Vice President, Engineering. He has held this position since May 3, 2006. Since receiving his degree in civil engineering from Cambridge University in 1974, Mr. Clegg has nearly 30 years of experience in the design, management and construction of mining related projects. This experience has encompassed all phases of project development from initial studies to project startup. Mr. Clegg has also worked on infrastructure and petrochemical projects. From 1974 to 1979, Mr. Clegg worked in South Africa on a number of projects, joining Kilborn Engineering there in 1977. In 1979 he moved to Canada with Kilborn remaining with the company until 2002. From 1999 to 2002 he was Vice President and General Manager of Kilborn Engineering Pacific Ltd. In 2003 he joined Western Silver Corporation as V.P. Engineering, focusing mostly on the Peñasquito Project, until the company was acquired by Glamis Gold Ltd.

     Julien François, CA is our Vice President, Finance and Chief Financial Officer. He has held this position since May 3, 2006. Mr. François received his Bachelor of Commerce from the University of British Columbia in 2000 and his Chartered Accountant designation in 2004 in British Columbia. He became Controller of Western Silver Corporation in 2005 after having worked at PricewaterhouseCoopers since 2000. Mr. François’s experience is concentrated in the mining and high tech sectors. He has also worked extensively on internal control design and assessment projects, both as a consultant and as an external auditor.

     David Jensen, P.Eng., L.L.B., MBA is our Vice President, Corporate Development. He has held this position since May 3, 2006. Mr. Jensen graduated with a Bachelor of Applied Science (Mechanical Engineering) from the University of Waterloo in 1987 and received P.Eng. status in British Columbia in 1990. Working initially on military and civil aerospace programs in engineering and project management capacities and high technology manufacturing, Mr. Jensen obtained his L.L.B. (Corp/Comm Law focus) from the University of Calgary in 1997 and his MBA (Logistics & Supply Chain Management) from the University of British Columbia in 1999. From 2001 to 2003, Mr. Jensen was Vice President Engineering and Quality at AvCorp Industries Inc. Prior to joining Western Copper Corporation, Mr. Jensen was providing strategic and business advisory services to B.C. mining companies through his own consultancy company.

B.	Compensation.

     Stock Option Plan

     A stock option plan was adopted on March 24, 2006. The purpose of the plan is to attract and motivate directors, officers, employees of and service providers by affording such persons an opportunity to acquire an equity interest in Western Copper. The plan provides that, subject to the requirements of the Toronto Stock Exchange, the aggregate number of securities reserved for issuance, set aside and made available for issuance under the plan will be 10% of the number of our issued and outstanding common shares, from time to time. The exercise price of an option may not be less than the closing price of our common shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant of the option. The options may be exercisable for a period of up to seven years, such period and any vesting schedule to be determined by our board of directors (or compensation committee), and are non-assignable, except in certain circumstances. Vested options may be exercised by the optionee as long as the optionee is a director, officer, employee or service provider to Western Copper or our subsidiaries or within 30 days after ceasing to be a director, officer, employee or service provider or, if the optionee dies, within one year after death.

     2006 Compensation of Senior Management

      For the fiscal year ending December 31, 2006, we have provided salary and other compensation to members of senior management as follows:

Name	Salary	Stock Options[1]

F. Dale Corman	$ 166,667	250,000
Chief Executive Officer and President

Julien François	$ 103,150	150,000
Vice President, Finance and Chief Financial Officer

Jonathan Clegg	$ 110,000	150,000
Vice President, Engineering

David Jensen	$ 110,000	150,000
Vice President, Corporate Development

1

Granted under the stock option plan described above, and exercisable at $2.00 per share within 5 years after the May 16, 2006 date of grant, subject to vesting at the rate of one-third of the options on each date that is 12, 18 and 24 months following the date of grant.

     Compensation of Directors

     Each of our directors is entitled to a fee of $25,000 per year for service as a director, and $1,000 for each meeting of the Board or a committee of the Board attended in person or by telephone. The chair of the audit committee receives an additional fee of $5,000 per year, subject to annual review. Under the stock option plan described above, each appointed non-employee director on May 16, 2006 was granted 100,000 stock options exercisable at $2.00 per share within 5 years after the May 16, 2006 date of grant, subject to vesting at the rate of one-third of the number of stock options on each date that is 12, 18 and 24 months following the date of grant. On January 22, 2007, the Company granted 100,000 stock options to its newly appointed Director andCo-Chairman, Ross Beaty, exercisable at $1.25 per share within 5 years of the date of grant and vesting at the rate of one-third of the number of stock options on each date that is 12, 18 and 24 months following the date of grant.

     Directors do not have service contracts that for benefits upon termination.

C.	Board Practices.

     Each director is elected at the annual general meeting of shareholders for a one year term. Our Board of Directors is comprised of Dale Corman, chair, Klaus Zeitler, Robert Gayton, Brent Kinney and David Williams, each of whom has served since May 3, 2006.

     The Audit Committee

     The audit committee is comprised of Robert Gayton, chair, Klaus Zeitler and David Williams. The Board of Directors has adopted a charter for the audit committee, which states that its duties and responsibilities are to ensure the effectiveness of the process of identifying and addressing principal business risks and adequacy of the related disclosure of Western Copper; monitor the integrity of our financial reporting and systems of internal controls regarding finance, accounting and legal compliance; monitor the independence of and performance of our independent auditors; provide an avenue of communication among the independent auditors, management and the Board of Directors; and encourage adherence to, and continuous improvement of, our policies, procedures and practices at all levels.

     The audit committee must be comprised of at least three members of the Board, each of whom is independent and meets the requirements of the Toronto Stock Exchange and American Stock Exchange. All members must have an understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one must have accounting or related financial expertise. The audit committee must meet at least four times annually.

     The independent auditors are accountable directly to the audit committee. The Committee must review the independence and performance of the auditor, and annually recommend to the Board the appointment of the independent auditors and approve any discharge of auditors. The Committee must also approve the fees and any other significant compensation to be paid to the auditors, and approve any non-audit services that the auditor may provide. At least annually, the audit committee must review with our counsel any legal matters that could have a significant impact on our financial statements, compliance with laws and regulations, and inquiries from regulators and governmental agencies. The Committee must annually prepare a report to shareholders to be included in our annual information circular. The Committee must also establish procedures for the receipt, retention and treatment of complaints received by us as to our internal accounting controls or auditing matters.

     The Compensation Committee

     The compensation committee is comprised of David Williams, Robert Gayton and Brent Kinney. The Board of Directors adopted a charter for the compensation committee. The Committee is appointed by the Board of Directors and must be comprised of at least two members, each of whom is independent of management and free of any relationship that would interfere with the exercise of independent judgment.

     The Committee must meet at least twice annually. The Committee has responsibility to annually to review and approve the corporate goals and objectives for the chief executive officer, chief operating officer and chief financial officer, and evaluate their respective performance. The Committee also has responsibility annually to review and determine the base salary, incentive compensation and long-term compensation for each of such officers. Determination of long term incentives must include consideration of Western Copper’s performance, relative shareholder return, and the value of similar incentive compensation for such executives at comparable companies. Duties of the Committee include overseeing and monitoring employee compensation strategies and benefits, as well as making recommendations to the Board with respect to incentive compensation and equity based plans. The Committee must produce for review and approval by the full Board a report on executive compensation for inclusion in our information circular for its annual general meeting.

     Corporate Governance and Nominating Committee

     The corporate governance and nominating committee is comprised of Klaus Zeitler, David Williams and Robert Gayton. The Board of Directors adopted a charter for this Committee. It assists the Board in fulfilling its responsibility to shareholders, potential shareholders and the investment community by administering the nomination process for directors of Western Copper. The Committee must be comprised of at least two directors, each of whom is independent of management and free of any relationship that would interfere with the exercise of independent judgment. The Committee must meet at least twice annually. It responsibilities include, among others: reviewing and assessing the effectiveness of the Board, the committees of the board, and individual performance of directors; considering and reviewing criteria for selecting candidates for election to the Board; recommending individuals for nomination for election as directors; recommending persons to serve on committees of the Board; and reviewing and approving appropriate orientation and education of new members of the Board.

     Other Board Practices

     The Board has also established an Environmental, Health and Safety Committee, adopted a Code of Business Conduct and Ethics, and adopted investment, employee, confidentiality, insider trading, safety and environment, whistleblower and disclosure policies.

D.	Employees.

     As at December 31, 2006, Western Copper had 10 employees. Nine employees are located in Canada and one works in both Canada and in the United States.

E.	Share Ownership.

     Share ownership information is current as at May 31, 2007.

Name, Position and Municipality of Residence(1)(2)	Principal Occupation	No. of Securities(3)	Percentage(3)
F. Dale Corman Co-Chairman of the Board of Directors, Chief Executive Officer and President Vancouver, BC		2,431,067	3.3%
Ross Beaty Co-Chairman of the Board of Directors Vancouver, BC	Chairman of Pan American Silver Corp.	5,380,901 (4)	7.4%
Klaus Zeitler Director West Vancouver, BC	President of Amerigo Resources Ltd., formerly Senior Vice-president, Teck Cominco Limited.	108,333	0.1%

Name, Position and Municipality of Residence(1)(2)	Principal Occupation	No. of Securities(3)	Percentage(3)
Robert Gayton Director West Vancouver, BC	Chartered Accountant; Vice-President Finance of Western Silver Corporation (1995 to January 2004); financial consultant to the mineral exploration and technology industries since 1990.	121,233	0.2%
Brent Kinney Director Dubai, UAE	Petroleum lawyer, director of Husky Energy, Inc. and Dragon Oil PLC, President of Sky Petroleum Inc.	108,333	0.1%
David Williams Director Ontario, Canada	President of Roxborough Holdings Limited, a private company, since 1995.	758,333(5)	1.0%
Jonathan Clegg Vice President Engineering Vancouver, BC		247,500	0.3%
Julien François Chief Financial Officer Vancouver, BC		63,500	0.1%
David Jensen Vice President Corporate Development Vancouver, BC		52,800	0.1%

(1)	The information as to residence and principal occupation, not being within our knowledge, has been furnished by the respective directors and officers individually.

(2)	Directors serve until the earlier of the next annual general meeting or their resignation.

(3)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2007, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 72,539,036 shares of common stock outstanding as of May 31, 2007. Refer to the ‘Terms of options deemed to be outstanding’, below, for details for stock options included in share ownership.

(4)	1,812,500 of these shares are held by Kestrel Holdings Ltd., a private company controlled by Mr. Beaty.

(5)	150,000 of these shares are held by Seed Foundation, a private company controlled by Mr. Williams.

     Terms of options deemed to be outstanding

Name	No. of options currently exercisable or exercisable in the next 60 days	Expiry date	Exercise Price
F. Dale Corman Chair of the Board of Directors, Chief Executive Officer and President	90,000	May 25, 2010	0.88
	66,667	May 16, 2011	2.00
Ross Beaty Co-Chairman of the Board of Directors	50,000	June 6, 2008	0.01
	30,000	January 13, 2011	0.36
Klaus Zeitler Director	40,000	March 4, 2009	0.88
	25,000	May 25, 2010	0.88
	33,333	May 16, 2011	2.00
Robert Gayton Director	50,000	March 4, 2009	0.88
	25,000	May 25, 2010	0.88
	33,333	May 16, 2011	2.00
Brent Kinney Director	75,000	May 25, 2010	0.88
	33,333	May 16, 2011	2.00
David Williams Director	33,333	May 16, 2011	2.00
Jonathan Clegg Vice President Engineering	40,000	December 11, 2008	0.88
	50,000	March 4, 2009	0.88
	105,000	May 25, 2010	0.88
	50,000	May 16, 2011	2.00
Julien François Chief Financial Officer	13,500	May 25, 2010	0.88
	50,000	May 16, 2011	2.00
David Jensen Vice President Corporate Development	50,000	May 16, 2011	2.00

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders.

     To the Company’s knowledge, the only shareholder who beneficially owns greater than 5% of our common shares is Ross Beaty. Refer to Item 6.E for related share ownership information.

B.	Related Party Transactions.

     During the year ended December 31, 2006, the Company charged rent to one of its directors in the amount of $4,665 (2005 - $nil).

C.	Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

     This annual report contains the audited financial statements of Western Copper Corporation for the years ended December 31, 2006, 2005, and 2004. These statements include Western Copper’s Balance Sheets as at December 31, 2006, and 2005, Statements of Loss and Deficit for the years ended December 31, 2006, 2005, and 2004, Statements of Cash Flows for the years ended December 31, 2006, 2005, and 2004, as well as the notes related thereto, and the auditor’s report thereon dated March 21, 2007.

B.	Significant Changes.

     No significant change has occurred since the date of the most recent consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A.	Offer and Listing Details.

     The following table indicates the monthly high and low closing market prices for our common shares, as determined by the Toronto Stock Exchange under the ticker symbol “WRN” since the shares began to be listed on May 15, 2006:

Month	High	Low
May 2007	$2.05	$1.55
April 2007	2.40	1.97
March 2007	2.46	1.49
February 2007	1.66	1.37
January 2007	1.31	1.05
December 2006	1.40	1.18
November 2006	1.46	1.18
October 2006	1.58	0.90
September 2006	1.21	0.92
August 2006	1.24	1.07
July 2006	1.40	1.18
June 2006	1.39	1.05
May 2006	2.30	1.44

     As of May 31, 2007, Western Copper has 72,539,036 common shares outstanding, without par value. The stock options outstanding are as follows:

Exercise	Options
price	outstanding as at
$	May 31, 2007	Expiry Dates

0.01 – 0.75	425,000	Various
0.88	716,834	Various
1.25	275,000	January 22, 2012
2.00	1,410,000	May 16, 2011

	2,826,834

B.	Plan of Distribution.

Not applicable.

C.	Markets.

     The common shares of Western Copper Corporation are traded on the Toronto Stock Exchange under the ticker symbol “WRN” since May 15, 2006.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10. Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

     The information required under Item 10 B. has been previously reported in Western Copper Corporation’s registration statement – amendment #3 on Form 20-F filed with the U.S. Securities Exchange Commission on April 11, 2007.

C.	Material Contracts.

     The Company has entered into the following material contracts, other than in the ordinary course of business:

1.

Non-Competition Agreement between Western Copper Corporation and Glamis Gold Ltd. dated as of May 3, 2006. In this agreement, Western Copper Corporation agreed not to compete with Glamis Gold in certain areas of Mexico, and Glamis Gold grants us a right of first offer with respect to the proposed disposition by it of mineral properties or legal interests therein located in Mexico that Glamis Gold acquired in the acquisition of Western Silver Corporation.

2.

Option Agreement dated July 2002 between CRS and Great Basin Gold Ltd. which was assigned to the Company pursuant to the plan of arrangement with Lumina Resources Corp. See Item 4.D Property, Plant, and Equipment – Casino Property.

3.

Option Agreement dated February 2005 between Regalito and Electra Gold Ltd. which was assigned to the Company pursuant to the plan of arrangement with Lumina Resources Corp. See Item 4.D Property, Plant, and Equipment – Hushamu Property.

D.	Exchange Controls.

     There are no material material governmental laws, decrees, regulations or other legislation in Canada which may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Western Copper corporate group, or the remittance of dividends, interest or other payments to nonresident holders of our securities.

E.	Taxation

United States Federal Income Tax Consequences

The following discussion is a summary of the anticipated material U.S. federal income tax consequences arising from the ownership of Western Copper common shares by U.S. Holders (as defined below). This summary is limited to “United States persons” who hold their Western Copper common shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”) (“U.S. Holders”). For purposes of this summary, a “United States person” is: (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation that is created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust.

This summary is for general information only and does not address all aspects of United States federal income taxation that may be relevant to a U.S. Holder in light of the U.S. Holder's particular circumstances or to a U.S. Holder that may be subject to special treatment under the Code (including, without limitation, certain financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, and brokers and dealers or traders in securities or currencies, insurance companies, persons holding stock as part of a straddle, hedge, conversion transaction or other integrated investment, persons whose functional currency is not the United States dollar, and persons who may have acquired Western Copper common shares through the exercise of employee stock options or otherwise as compensation. This summary also does not address the tax treatment of U.S. Holders that hold their Western Copper common shares through a partnership or other pass-through entity, persons subject to the alternative minimum tax, and persons who own their Western Copper common shares other than as a capital asset as defined in the Code. This summary does not address aspects of U.S. taxation other than U.S. federal income taxation, or any aspects of state, local or foreign tax law.

This discussion is based on the Code, existing, temporary and currently proposed regulations promulgated under the Code and judicial and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. Western Copper has not requested any ruling from the United States Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in this summary. The IRS may not agree with such statements and conclusions, or may not take, or a court may adopt, a position contrary to any position taken herein.

EACH U.S. HOLDER IS URGED TO CONSULT WITH HIS, HER OR ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE EXCHANGE, AND THE CONSEQUENT OWNERSHIP OF WESTERN COPPER COMMON SHARES, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE UNITED STATES INTERNAL REVENUE SERVICE UNDER TREASURY CIRCULAR 230, WE INFORM YOU THAT (1) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES CONTAINED IN THIS INFORMATION CIRCULAR (INCLUDING ANY ATTACHMENTS), UNLESS OTHERWISE SPECIFICALLY STATED, IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE U.S. INTERNAL REVENUE CODE, AND (2) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED UPON HIS, HER OR ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Assumptions Regarding Western Copper

This summary is based upon certain understandings and assumptions with respect to the business, assets and shareholders of Western Copper, including that: (i) Western Copper is, nor at any time has been, and will not be a “controlled foreign corporation” as defined in Section 957 of the Code (“CFC”), and (ii) that Western Copper will be a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the Code (see the discussion under “PFIC Rules” below) for its taxable year ending December 31,2006. Western Copper believes that it is not and has never been a CFC and Western Copper does not expect to become a CFC in the future. Western Copper expects to be a passive foreign investment company for United States federal income tax purposes for its year ending December 31, 2006. In the event that one or more of such understandings or assumptions proves to be inaccurate, the following summary may not apply and material adverse U.S. federal income tax consequences may result to U.S. Holders.

Treaty Application to Certain Persons

A U.S. Holder who does not maintain a substantial presence, permanent home or habitual abode in the U.S. or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada) may be unable to benefit from the provisions of the Convention between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”). These U.S. Holders should consult their own tax advisors concerning the availability of benefits under the Canada-U.S. Tax Convention.

Particular Circumstance of any Particular U.S. Holder Not Addressed

This summary does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. Each U.S. Holder should consult his, her or its tax advisor regarding the U.S. federal income tax consequences of owning Western Copper common shares to them in light of their particular circumstances.

Material U.S. Federal Income Tax Considerations Relating to the Ownership of Western Copper Common Shares

The following discussion of the treatment of future distributions from Western Copper, and the sale or exchange of Western Copper common shares, is subject to the passive foreign investment company rules discussed below. It is expected that Western Copper will be treated as a PFIC.

PFIC Rules

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if Western Copper makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. The tax rules generally applicable to a PFIC are very complex and, in some cases, uncertain. Each U.S. Holder is strongly urged to consult his, her or its own tax advisor with respect to such rules.

A U.S. Holder who holds (actually or constructively) marketable or unmarketable stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under the default rules as discussed below or one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of the two alternative tax regimes and the default rules as applied to a U.S. Holder of Western Copper common shares.

Under Section 1293 of the Code, a U.S. Holder who elects in a timely manner (an “Electing U.S. Holder”) to treat Western Copper as a qualified electing fund (“QEF”) will be subject to current federal income tax for any taxable year in which Western Copper qualifies as a PFIC on his, her or its pro rata share of Western Copper’s (i) ”net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) ”ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the Electing U.S. Holder’s taxable year in which (or with which) Western Copper’s taxable year ends, regardless of whether such amounts are actually distributed. The tax basis of the Electing U.S. Holder with respect to which a QEF election is in effect is increased by any amount included in the U.S. Holder’s income under the QEF rules and decreased by any amount distributed with respect to Western Copper common shares which is not includible in income because it has been previously taxed under the QEF rules.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his, her or its common shares of Western Copper (or deemed to be realized on the pledge of their shares) as capital gain; (ii) treat his, her or its share of the Western Copper’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his, her or its share of Western Copper’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure with which a U.S. Holder must comply in order to make an effective QEF election will depend on whether the election is made for the first year in the U.S. Holder’s holding period in which Western Copper is a PFIC. If the U.S. Holder makes a QEF election in such first year (i.e., a timely QEF election), then the U.S. Holder may make the QEF election by filing the appropriate documents at the time the U.S. Holder timely files a tax return for such first year. If, however, the U.S. Holder makes the QEF election subsequent to the first year in which the U.S. Holder acquires the Western Copper common shares, then in addition to filing the appropriate election documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed below), any gain that he, she or it would otherwise recognize if the U.S. Holder sold the Western Copper common shares on the qualification date. The qualification date is the first day of Western Copper’s first tax year in which Western Copper qualified as a “qualified electing fund” with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of Western Copper includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

If Western Copper no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that Western Copper is not a PFIC. If Western Copper subsequently requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the reporting requirements of that election.

Under the other elective alternative tax regime, a U.S. Holder who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). PFIC stock generally is marketable if: (1) it is regularly traded on a national securities exchange that is registered with the Securities Exchange Commission or on the national market system established under Section 11A of the Securities and Exchange Act of 1934, or (2) it is regularly traded on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made.

A U.S. Holder who makes a mark-to-market election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the Western Copper common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in Western Copper common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Western Copper common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Western Copper common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-

market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in Western Copper common shares will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. A U.S. Holder should consult a tax advisor regarding the manner and appropriateness of making such an election.

If a U.S. Holder does not make a timely QEF election or mark-to-market election during a year in which the U.S. Holder holds (actually or constructively) Western Copper common shares and Western Copper is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Western Copper common shares and (ii) certain “excess distributions” (as specifically defined in the Code) by Western Copper.

A Non-electing U.S. Holder generally will be required to pro rate all gains realized on the disposition of his, her or its Western Copper common shares and all excess distributions over the entire holding period for Western Copper. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of Western Copper during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) will be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If Western Copper is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Western Copper common shares, then Western Copper will continue to be treated as a PFIC with respect to Western Copper common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Western Copper common shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares are transferred. Each U.S. Holder of Western Copper is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Western Copper common shares while Western Copper is a PFIC whether or not the U.S. Holder has elected to treat Western Copper as a QEF.

For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

While Western Copper is a PFIC, each U.S. Holder will be required annually to file an IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with such U.S. Holder’s timely filed income tax return (or directly with the IRS if the U.S. Holder is not required to file an income tax return). A U.S. Holder choosing to make a QEF election also must include with its income tax return a shareholder election statement and the PFIC annual information statement that Western Copper will provide.

Taxation of Dividends

Subject to the PFIC rules, for U.S. federal income tax purposes, the gross amount of a distribution by Western Copper in respect of Western Copper common shares owned by a U.S. Holder, including any amounts of Canadian tax withheld on the distribution, will be treated as dividend income to such U.S. Holder to the extent paid out of the distributing corporation’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. That dividend income will not be eligible for the dividends received deduction generally allowed to corporations under Section 243 of the Code. To the extent such distribution exceeds the U.S. Holder’s allocable share of the distributing corporation’s current and accumulated earnings and profits, the excess will be applied first to reduce the U.S. Holder’s basis in its shares in such corporation, and any remaining excess will constitute gain from the deemed sale or exchange of such shares. See "Tax on Sale or Exchange of Common Shares" below. Dividends paid by Western Copper in Canadian dollars will be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt thereof by the depositary, regardless of whether the payment is in fact converted into U.S. dollars. If the dividends paid in Canadian dollars are converted into U.S. dollars on the date of receipt, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

If the U.S. Holder establishes that an amount actually distributed by a PFIC with respect to which a QEF election is in effect is paid out of earnings and profits of the PFIC that were previously included in the U.S. Holder’s income under the QEF rules, such amount is treated as a distribution which is not a dividend. Accordingly, such amounts are not included in the gross income of the U.S. Holder.

For U.S. federal income tax purposes, a U.S. Holder may generally elect to treat Canadian withholding taxes as either a deduction from gross income or, subject to certain limitations, a credit against the U.S. federal income tax liability of that U.S. Holder. The maximum foreign tax credit allowable generally is equal to the U.S. Holder’s U.S. federal income tax liability for the taxable year multiplied by a fraction, the numerator of which is the U.S. Holder’s taxable income from sources outside the United States and the denominator of which is the U.S. Holder’s taxable income from all sources for the taxable year. That foreign tax credit limitation is applied separately to different "baskets" of income. For purposes of applying the foreign tax credit limitation, dividends generally are included in the "passive income" basket or, if received by certain holders and certain other conditions are met, the "financial services income" basket for taxable years beginning on or before December 31, 2006 or the "general category" basket for taxable years beginning after December 31, 2006.

Tax on Sale or Exchange of Common Shares

Subject to the PFIC rules, for U.S. federal income tax purposes, a U.S. Holder generally will recognize gain or loss on any sale, exchange or other disposition of Western Copper common shares unless a specific nonrecognition provision applies. That gain or loss will be measured by the difference between

(i) the U.S. dollar value of the amount of cash, and the fair market value of any other property received and (ii) the U.S. Holder’s tax basis in the shares disposed of which may be adjusted depending upon the tax regime selected with respect to PFIC stock, determined in U.S. dollars. Gain or loss arising from a sale or exchange of Western Copper common shares will be capital gain or loss if the shares disposed of are held as capital assets by the U.S. Holder, and will be short term or long term capital gain or loss depending on whether the holding period of the U.S. Holder for such shares exceeds one year. In general, gain from a sale or exchange of Western Copper common shares by a U.S. Holder will be treated as United States source income for foreign tax credit limitation purposes.

U.S. Backup Withholding and Information Reporting

Proceeds from the sale of, and dividends, on Western Copper common shares paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at 28% unless the U.S. Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowable as a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS. Generally, if the U.S. Holder has made a qualified QEF election, the foreign tax credit is allowable against U.S. taxes paid with respect to deemed inclusions in the U.S. Holder’s taxable income under the QEF rules. Among other things, any dividends or inclusions under the PFIC rules for a year in which 50% or more of the total voting power or value of Western Copper’s shares is owned by United States Persons may be treated in part as United States source income under Section 904(h) of the Code. Taxpayers who do not elect to claim foreign tax credits for a taxable year may be able to deduct any such foreign income tax withheld.

No Ruling or Legal Opinion

No opinion of legal counsel and no ruling from the IRS concerning the U.S. federal income tax consequences of any matter discussed herein has been obtained and none will be requested. This summary is not binding on the IRS and the IRS is not precluded from taking a different position or positions.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY SHAREHOLDER. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20459. You may also obtain information on the operation of the public reference room by call 1-800-SEC-0330. The Commission also maintains an internet website at www.sec.gov that contains reports and other information we file electronically with the Commission.

     In addition, documents referred to in this annual report may be inspected at our principal executive offices at Suite 2050 - 1111 West Georgia Street, Vancouver, British Columbia V6E 4M3 Canada.

I.	Subsidiary Information.

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     We do not hold assets that are market risk sensitive instruments as defined in the general instructions to Item 11 of Form 20-F.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not  applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

     Earlier this year, the Western Copper established a formal company-wide disclosure policy (the ‘Disclosure Policy’). The Disclosure policy was approved by the Company’s board of directors on May 16, 2006.

     The Disclosure Policy outlines the process used by us to ensure that material information is communicated within the company and to the investing public in a timely, factual and accurate manner. This process includes, among other things, the setting up of a disclosure committee. The disclosure committee consists of Western Copper’s Chief Executive Officer, its Chief Financial Officer, its Vice President – Corporate Development, and its Vice President – Engineering.

     Our Chief Executive Officer and Chief Financial Officer have each concluded that our disclosure controls are effective and that material information relating to the Company’s business and operations, including its subsidiaries, during the year ended December 31, 2006 has been disclosed in accordance with regulatory requirements and good business practices, that our policies and systems provide reasonable assurance that material information will be made known to senior management in a timely manner, and that our disclosure controls will enable the Company to meet is ongoing disclosure requirements.

     There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

     Western Copper has assessed the design of its internal controls over financial reporting and management believes that its internal controls provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP as at, and for the year ended, December 31, 2006.

     In areas where a lack of segregation of duties currently exists, the Company relies on senior management to perform their tasks in a thorough and ethical manner.

     There were no changes in our internal controls over financial reporting during the year ended December 31, 2006, that have materially affected or are reasonably likely to materially affect its internal controls over financial reporting.

Item 16A. Audit Committee Financial Expert

     Robert J. Gayton, B.Comm., Ph.D., FCA is the audit committee financial expert and is an independent director. Refer to Item 6A for a description of his qualifications and experience.

Item 16B. Code of Ethics

     Western Copper has adopted a code of ethics for its employees, including the Chief Executive Officer and the Chief Financial Officer.

     We will provide the code of ethics to any person, without charge, upon request, a copy of such code of ethics. The request may be made by email, telephone, or regular mail. The code of ethics is also available on the website at www.westerncoppercorp.com.

Item 16C. Principal Accountant Fees and Services

     The Company was inactive until May 3, 2006. The following sets out the aggregate fees billed by the Company’s external auditors from May 3, 2006 to the Company’s year-end, December 31, 2006.

Audit fees	Audit related fees[1]	Tax fees[2]	All other fees[3]	Total
$81,060	$49,137	$9,317	$45,661	$185,175

1.	Fees charged for assurance and related services reasonably related to the performance of an audit and not included under “Audit fees”;

2.	Fees charged for tax compliance, tax advice, and tax planning services; and

3.

Fees for services other than disclosed in any other column. During 2006, the Company engaged its external auditor to perform financial and tax due diligence procedures relating to the Company’s plan of arrangement with Lumina Resources Corp.

     All non-audit services are pre-approved by the audit committee. Before approval is given, the audit committee examines the independence of the external auditor in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

Item 16D. Exemption from the Listing Standards for Audit Committees

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not applicable.

PART III

Item 17. Financial Statements

Audited Financial Statements
Auditors’ Report dated March 21, 2007
Balance Sheets at December 31, 2006 and 2005
Statements of Loss and Deficit for the years ended December 31, 2006, 2005, and 2004
Statements of Cash Flows for the years ended December 31, 2006, 2005, and 2004
Notes to Financial Statements

Item 18. Financial Statements

     See Item 17.

Item 19. Exhibits

Exhibit
Number	Description of Documents

12.1	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002
17.1	Audited Financial Statements for the years ended December 31, 2006, 2005, and 2004

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Western Copper Corporation
Registrant

	/s/	F. Dale Corman
	Name:	F. Dale Corman
Date: June 26, 2007	Title:	Chief Executive Officer and President

	/s/	Julien François
	Name:	Julien François
Date: June 26, 2007	Title:	Chief Financial Officer

48