Form 20-F
period 2007-12-31
Western Copper CORP
filed 2008-06-20
CIK 1364125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

[     ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[     ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[     ]     SHELL COMPANY REPORTED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                     to

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

72,769,036

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [     ]     No [ x ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1923.
Yes [     ]     No [ x ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ x ]     No [     ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [     ]         Accelerated filer [     ]         Non-accelerated filer [ x ]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [ x ]     Item 18 [     ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 if the Exchange Act.)
Yes [     ]     No [ x ]

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

Forward-looking statements and other information contained herein concerning the mining industry and our general expectations concerning the mining industry are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. The mining industry involves risks and uncertainties and is subject to change based on various factors.

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

     Western Copper Corporation (“Western Copper”) began operations on May 3, 2006. Financial statement information prior to this date reflects the financial position, statements of loss and deficit and cash flows of the related copper business of Western Silver Corporation (“Western Silver”). The statements of loss and deficit for the year ended December 31, 2005 includes the direct exploration expenses incurred on the Carmacks Copper Project and an allocation of Western Silver’s general and administrative expenses incurred in that year. The statements of loss and deficit for the year ended December 31, 2006 include the aforementioned allocations up to May 3, 2006 and the expenses incurred directly by Western Copper for the remainder of the year.

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

     The following U.S. GAAP financial data is extracted from note 17 of the consolidated audited financial statements of Western Copper Corporation for the years ended December 31, 2007, 2006, and 2005. Financial statement items that are the same under U.S. GAAP and Canadian GAAP are extracted from the consolidated audited financial statements of Western Copper Corporation for the years ended December 31, 2007, 2006, and 2005.

Consolidated Balance Sheets

	December 31, 2007 $	December 31, 2006 $
Current Assets	23,898,757	37,399,985
Property and Equipment	63,273	98,172
Mineral Properties	46,944,377	45,884,377
Total Assets	70,906,407	83,382,534
Accounts Payable and accrued liabilities	907,825	737,314
Future Income Tax Liability	9,414,428	11,614,580
Net Assets	60,584,154	71,030,640
Share Capital	71,883,630	69,913,797
Contributed Surplus	22,091,594	22,455,594
Deficit	(33,391,070)	(21,338,751)
Total Shareholders’ Equity	60,584,154	71,030,640

Consolidated Statements of Operations and Deficit

For the year ended	December 31, 2007 $	December 31, 2006 $	December 31, 2005 $
Loss and Comprehensive loss	12,052,319	3,346,001	531,035
Basic and diluted loss per share[1]	0.17	0.06	-
Weighted Average number of common shares outstanding[1]	72,488,711	52,481,505	-

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

EXCHANGE RATE DATA

     On May 31, 2008, the exchange rate for Canadian dollars expressed in U.S. dollars, based on the Federal Reserve Bank of New York noon buying rate was 1.0062.

     The following table sets out, for each of the previous six months, the high and low exchange rates for Canadian dollars expressed in U.S. dollars (i.e. U.S. dollars required to purchase one Canadian dollar), based on the Federal Reserve Bank of New York noon buying rate:

Month	Low	High
May 2008	0.9816	1.0163
April 2008	0.9739	0.9979
March 2008	0.9732	1.0162
February 2008	0.9815	1.0291
January 2008	0.9714	1.0010
December 2007	0.9789	1.0221

     The following table sets out, for each of the previous five years, average exchange rates for Canadian dollars expressed in U.S. dollars (i.e. U.S. dollars required to purchase one Canadian dollar), and the exchange rate at the end of such period, based on the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Year	Average	Close
2007	0.9309	1.0120
2006	0.8818	0.8582
2005	0.8262	0.8580
2004	0.7701	0.8303
2003	0.7163	0.7727

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

     RISKS RELATED TO OUR BUSINESS

     We have a limited history of operations, and no history of earnings or dividends

     We commenced operations as Western Copper Corporation on May 3, 2006 and have no history of earnings or of a return on investment. Our properties may not generate earnings, operate profitably or provide a return on investment in the future.

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

     Political, economic and social conditions may adversely affect our investments

     Our investments may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on our results of operations and financial condition. Certain areas in which we may acquire properties have experienced and may continue to experience local political unrest and disruption by the indigenous peoples, which could potentially affect our projects. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect our property interests or restrict its operations. Our mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labor, export controls, income taxes, expropriation of property, and environmental legislation and safety factors.

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

     Risks associated with our activities may not be insurable

     Our business will be subject to a number of risks and hazards. Insurance to cover the risks to which our activities will be subject may not be available at all or at commercially reasonable premiums. We are not currently covered by any form of political risk insurance or any form of environmental liability insurance. The payment of any such liabilities would reduce the funds available to us. If we are unable to fully fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

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

     Deficiencies in internal control over financial reporting may lead to misstatements

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 4. Information on the Company

A.           History and Development of the Company.

     We were incorporated as Western Copper Corporation under the Business Corporations Act (British Columbia) on March 17, 2006. Our principal office is located at Suite 2050 – 1111 West Georgia Street, Vancouver, BC V6E 4M3, and our telephone number in Vancouver is (604) 684-9497.

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

     As part of the agreement, Western Copper also granted a warrant to Glamis Gold Ltd. (“Glamis”) providing for the acquisition of 5% of the fully diluted Western Copper shares as of May 3, 2006 at a price per Western Copper share of $3.50. This warrant gave Glamis the right to acquire 2,562,979 common shares of Western Copper. The warrant was exercisable for a period of two years following the date of grant. Western Copper did not receive any direct consideration for the warrants. The warrants were part of the overall consideration agreed upon by Western Silver and Glamis when negotiating the terms of the Plan of Arrangement. The warrants expired without being exercised on May 3, 2008.

     Western Copper’s shares began trading on the Toronto Stock Exchange under the ticker symbol “WRN” on May 15, 2006.

     On November 30, 2006, the Company acquired Lumina Resources Corporation (“Lumina”). Pursuant to the terms of the agreement, Lumina shareholders received one common share of Western Copper Corporation for each Lumina common share. In addition, each Lumina stock option was exchanged for one Western Copper stock option. The stock option terms remained the same, except that all stock options vested upon change of control. Western Copper Corporation issued 21,301,442 common shares and granted 1,185,000 stock options.

     In return, the Western Copper gained the rights to three copper and precious metals properties in Canada. The three properties include the Hushamu property located on Vancouver Island, British Columbia, the Casino property in the Yukon, and the Redstone property in the Northwest Territories.

B.           Business Overview.

     Western Copper is a mineral exploration company engaged in the business of acquisition and exploration of advanced stage copper and other mineral properties in geo-politically stable countries. We currently have an interest in four properties in Canada and one property in Mexico. The Company does not have any producing properties and consequently has no current operating income or cash flow. We are an exploration stage company and have not generated any revenues. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the properties is determined. Commercially viable mineral deposits may not exist on any of the properties.

     Our current focus is on bringing our Carmacks Copper Project to the development stage. The updated feasibility study results released in April 2007 indicated that the project is economically viable and support developing the project. The Carmacks Copper Project is an oxide copper deposit, with a small gold component, located in Yukon Territory, Canada.

     We are also working on completing a pre-feasibility study on our Casino property. The Company expects to release the results of the pre-feasibility study near the end of June 2008.

The Company accomplished a number of achievements during 2007 and the beginning of 2008:

  April 2007 – Western Copper releases the results of the updated feasibility study on its Carmacks Copper Project;

  August 2007 - Western Copper exercises its option on the Casino property;

  January 2008 - Western Copper makes the final payment required under its option on the Apple Bay claims relating to its Hushamu property;

  May 2008 - IMA Exploration Inc. and Western Copper enter into a binding Letter of Intent to further explore and develop the Hushamu Property; and

  May 2008 - The Executive Committee of the Yukon Environmental and Socio-economic Assessment Board determines that the supplementary information submitted by Western Copper is sufficient and that the screening of the Carmacks Copper Project may continue. Therefore, the project moves forward to the next phase of the permitting process: “Considering Comments Complete / Developing Recommendation”.

For more information, refer to Item 4.D. property, plant, and equipment.

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

     An updated feasibility study was completed on behalf of Western Copper by M3 Engineering and Technology Corporation of Tucson, Arizona, USA (“M3”) in April 2007. Its results indicated that the project is economically viable.

     Following completion of the April 26, 2007 feasibility study, Western authorized M3 to commence work on basic engineering and planning for the project, as well as the issue of requests for firm price bids for long delivery equipment.

     To support the detailed design work, Western Copper authorized Golder Associates to conduct a geotechnical field investigation during the summer. Work focused on the heap leach pad/events pond area, the waste rock storage area and various borrow sources on site. The results of the geotechnical investigation have been received and are now being incorporated into the detailed design.

     The Company also continued its metallurgical program which includes both small and large column leaching tests, rinsing and neutralization tests and gold recovery test work.

     Western Copper continues its discussions with the Yukon Government regarding the project’s environmental assessment under the Yukon Environmental Assessment Act. The Yukon Government issued a Comprehensive Study Report on the project for a 30 day public review and comment period and no significant comments were received. The Yukon Government will consider all the comments received and make any changes it deems necessary before issuing a final report. The Yukon Government will also coordinate the report with the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) report (see below) as necessary to avoid having two conflicting project recommendation reports.

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

Exploration

     The property was first staked in 1970 and since that time has been the subject of various exploration campaigns comprising trenching, diamond drilling, reverse circulation drilling, geophysical, and geochemical surveying. Prior to 2006, a total of 80 diamond drill holes and 11 reverse circulation holes, totaling 12,900 m of drilling, had been completed in the exploration of the property. In addition, over 8,000 m of surface trenching was completed. The majority of this work focused on the No.1 Zone and was completed before the mid-1990’s.

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

     Exploration on the site recommenced at the end of March 2007 with a view to better defining the southerly extent and structure of the No.1 Zone and identifying an oxide reserve in the adjacent No.7 and No.4 Zones all of which would form part of the open pit. Further drilling was also completed in No.12 and No.13 Zones in order to provide sufficient information to identify an inferred resource in those zones.

17,830 metres of drilling was completed during the season, the majority of which was in the No 1, 7 and 4 Zones. A new resource estimate based on this additional information was prepared and issued in November 2007. This new estimate added approximately one million tonnes to the previous estimate at a slightly lower grade.

     Late in 2007, Western Copper conducted some geophysical investigations aimed at better understanding the newly discovered No 14 Zone and the as yet unexplored No 2 Zone.

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

Reserve Class	Ore (000’s of tonnes)	Total Copper (%)	Oxide Copper (%)	Non-Oxide Copper (%)	Gold (g/t)	Silver (g/t)
Proven Mineral Reserve	3,190	1.227	1.028	0.199	0.659	6.20

Probable Mineral Reserve Open Pit Ore Estimated dilution	6,462 960	1.099 0.065	0.938 0.043	0.162 0.021	0.466 0.018	4.49 0.20
Total Probable Mineral Reserve	7,422	0.965	0.822	0.144	0.408	3.93

Proven and Probable Mineral Reserve	10,611	1.044	0.884	0.160	0.483	4.62

     We plan to develop the Carmacks Copper Project as an open-pit mine with an acid heap leach and a solvent extraction/electrowinning (“SXEW”) process facility producing, on average, approximately 14,500 tonnes of London Metal Exchange (“LME”) Grade A cathode copper annually. LME Grade A cathode copper is a readily marketable commodity at prevailing copper prices.

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

     Based on a careful review of the results of these tests the overall copper recovery has been estimated at 85% of the total copper content of the ore. For cash flow purposes, 80% recovery is assumed to occur in the year the ore is placed on the pad, a further 2.5% recovery is assumed to occur over the following two years, and the balance is realized during the heap rinsing phase.

     Tests most closely representing the planned operating condition indicate that acid consumption will be 25 kilogram per tonne of ore or better.

     Test work has also examined the rinsing and neutralization of the heap for reclamation purposes and has demonstrated that this is both technically and economically feasible.

Permits

     The development of the project is highly dependent upon the issue of appropriate permits. Funding is unlikely to be made available before issue of the key permits. A Quartz Mine License is required before construction can commence. A Type A Water License will be required during construction and prior to operation of the mine.

     Screening of the Company’s Project Proposal under the YESAA continues. In late December 2007, the YESAB issued its draft screening report for public comment. This draft screening report supported the development of the project subject to various mitigation measures. The public comment period closed on February 6, 2008 and a number of submissions were received. Two submissions questioned the ability to successfully rinse and neutralize the heap at closure. As a result YESAB retained its own technical consultant to provide further advice.

     The technical consultant basically supported the conclusions of the YESAB draft screening report but noted some issues that required further explanation. As a result, the YESAB issued a Request for Supplementary Information on February 27, 2008 to which the Company submitted its response in the first week of April 2008.

     On May 12, 2008, the Executive Committee of the YESAB determined that the supplementary information submitted by Western Copper was sufficient and that the screening of the Carmacks Copper Project may continue. Therefore, the project has moved forward to the next phase of the permitting process: “Considering Comments Complete / Developing Recommendation”.

     Pursuant to the change in the project stage, YESAB now has up to 60 days (with up to further 30 days if deemed necessary) to finalize their recommendations and produce the Final Screening Report.

     Following issue of the final YESAB and YEA reports, the Yukon Government will prepare a Decision Document reflecting the recommendations of the two reports. This Decision Document will allow the Yukon Government’s Department of Energy Mines and Resources (“EMR”) to issue the Quartz Mining License. Discussions between the Company and EMR have taken place in the last quarter of 2007 and early 2008 to ensure that all supporting information is available to EMR to facilitate a timely issue of the Quartz Mining License after the Decision Document. The Quartz Mining License is now expected in the third quarter of 2008.

     The Decision Document is also the trigger that initiates detailed review of the Company’s submissions by the Yukon Water Board (“YWB”). The Company has updated the submissions previously provided to the YWB to ensure that they have all the current information available for their review. The issue of a Type A Water License by the YWB is expected at least six months following the commencement of their review.

Capital Cost

     The feasibility study specifically examined the capital to construct the mine site access road, required plant site roads, substations, water systems, and a crushing plant, heap leach facility, SXEW processing facility and all other temporary and permanent facilities.

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

Casino property (Yukon, Canada)

Introduction

     The Casino porphyry copper-gold-molybdenum deposit is located 300 kilometres northwest of Whitehorse, in the Yukon Territory. It has been the subject of considerable exploration going back to 1967 including a 73,000 metre diamond drilling program in the 1990s. The property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006.

     The Casino property is made up of 349 claims. The deposit is located on the Casino A Claims. These claims have expiry dates ranging from March 25, 2009, to March 25, 2014.

     In June 2007, Western Copper Corporation expanded the Casino property to the north, east and south by staking and recording 188 claims. These claims expire on June 5, 2012. The Company staked the additional claims to provide a buffer area around the Casino A claims in anticipation of future development and to cover prospective ground adjacent to the deposit.

     On August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired 100% interest in the property in exchange for a $1 million cash payment to Great Basin Gold Ltd (“Great Basin”).

     In September 2007, Western Copper engaged M3 to commence work on a pre-feasibility study for the project. Through sub-consultants, Western Copper also commenced work on power supply and transportation studies to assess all development options in those two areas.

     In the fourth quarter of 2007, the Company retained Gartner Lee Limited to lead the collection of information for environmental permitting. To date the work has comprised mostly reviewing historical data and planning future field work.

     The Company targets to release the pre-feasibility study at the end of the second quarter of 2008.

     Assuming a positive result for the pre-feasibility study, Western Copper will initiate environmental base-line studies and permitting activities.

     In the event that a production decision is made to put the Casino property into commercial production, the Company will pay an additional $1,000,000 to Great Basin. Certain portions of the Casino Property are subject to a royalty agreement in favour of Archer, Cathro and Associates (1982) Ltd. (“Archer Cathro”) and an Option Agreement with Wildrose Resources Ltd. (“Wildrose”) to purchase 55 claims known as the Casino B Claims, subject to CRS Copper Resources Corp. (“CRS”), one of Western Copper’s subsidiaries, reserving a 10% Net Profits Interest (“NPI”) in the Casino B Claims. The royalties and encumbrances are as follows:

  A 5% NPI in favour of Archer Cathro on the Casino A claims, the Casino B Claims, and 23 claims comprising the north-eastern block of the Casino property;
  The Casino B Claims are subject to an agreement between CRS Copper Resources Corp. and Wildrose (through the Option Agreement between CRS and Great Basin exercised on August 9, 2007) whereby Wildrose has agreed to pay the annual filing fees and assessment payments on the Casino A and B claims in order to maintain them in good standing. In return, Wildrose has the right to acquire the Casino B Claims for $1 each subject to CRS reserving a 10% NPI in the Casino B Claims.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

     Casino is remote, having no all season road access. The property has an airstrip that can handle large, DC-3, aircraft. To date, all Casino projects have relied heavily on air support from Whitehorse. Major equipment and bulk supplies can be sourced in Seattle or Vancouver, sea barged to Skagway, Alaska and truck transported from there. During the short summer, (mid June through September) heavy loads can be barged up the Yukon River from Minto to a 19 km access road that connects the river to the camp.

     During the winter, two access routes are available; a shorter, but steeply undulating route for 194 km from Carmacks and a longer, but gentle river grade route for 224 km from Burwash Landing on the Alaska Highway. Truck operators favour the Burwash Landing winter route.

     Whitehorse is a full service centre that can provide the site with personnel, consumable supplies, food products and mail service. However, due to its remote location and long distance from major utilities the site must be self sufficient in providing water, sewer and electric power. Year around water sources are available from permafrost free wells and electric power must be provided from diesel generation.

History

     Porphyry copper mineralization was first recognized at Casino in 1967. From 1967-1990 various companies drilled 57 core holes (12,294 metres) and 33 reverse circulation holes (5,188 metres). In 1991, Archer, Cathro, and Associates (“Archer Cathro”) acquired the property and completed a 21 hole diamond drilling program. In 1992, Pacific Sentinel Gold Corp. acquired the property from Archer Cathro and commenced a major exploration program. From 1992 until 1995 work included surface soil sampling and trenching investigations, 236 diamond drill holes totaling 73,084 metres, comprehensive metallurgical investigations, environmental studies and socio economic activities culminating in a project scoping study. The scoping study envisioned a large-scale open pit mine, conventional floatation concentrator that would produce a copper-gold concentrate for sale to smelters on the Pacific Rim.

Property Geology

     The Casino deposit occurs in an overlapping zone of the northern Yukon Cataclastic Terrane and the southern Yukon Crystalline Terrane, which contains the Dawson Range Batholith. The Dawson Range Batholith is the main country rock of the deposit and is mostly granodiorite and lesser diorite and quartz monzonite. There are two phases of Granodiorite: a hornblende-bearing phase to the west, south and east and a biotite-hornblende-bearing phase to the north. The granodiorite is brecciated along the south margin of the deposit with the breccia ranging from crackle breccia to intensely deformed cataclastic breccia. In some places the cataclastic breccia grades into the microbreccia of the core of the deposit. The intrusive microbreccia forms an irregularly shaped, subvertical pipe approximately 400 m in diameter in the core of the deposit and a series of smaller irregular bodies to the southwest.

Mineralization

     The deposit is weathered to an average depth of 70 m producing a well defined Leached cap (Oxide Gold zone), that is for the most part gold enriched and copper depleted due to the supergene alteration processes. With depth, the supergene alteration erratically grades from a poorly defined Supergene Oxide zone (upper copper oxide zone) to a better-defined Supergene Sulphide zone (lower copper sulphide zone). In the supergene the average thickness of the copper oxide zone and copper sulphide zone are 10 m and 60 m respectively. The supergene copper sulphide is characterized by high pyrite content in the phyllic alteration, which promotes leaching. Thus, secondary enrichment zones are thickest along the contact of the potassic and phyllic alteration and accordingly the copper grades in the Supergene Sulphide zone are almost double the copper grades in the Hypogene (0.43% Cu versus 0.23% Cu). Generally molybdenite was unaffected by the supergene process.

Mineral Resource Estimate

     The mineral resource estimates were tabulated based on the estimated grades and a tonnage factor, which was applied to each lithologic/mineralogical type from 8,864 drill hole measurements of specific gravity (SG). The average SG of all results was 2.61, for Hypogene 2.64, for Supergene 2.61 and for Leached Cap 2.52. In January 2004 a copper equivalent was calculated for each block based on metal prices of US$0.80/lb for copper, US$350/oz for gold and US$4.50/lb for molybdenum as follows:

     Cu EQ % = (Cu %) + (Au g/t x 11.25 / 17.64) + (Mo % x 99.21 / 17.64)

     The copper equivalent calculations reflect gross metal content and do not apply any adjustment factors to account for differences in the relative metallurgical recoveries of gold, copper and molybdenum. This information can only be derived from definitive metallurgical testing which has yet to be completed.

     The resource estimates for the Supergene Oxide, Supergene Sulphide and Hypogene zones were re-tabulated and stated in terms of a copper equivalent cut-off grade of 0.30 in January 2004. The gold-dominant Leached Cap zone resource estimates remained at a gold cut-off; copper equivalent values are presented for this zone for comparative purposes.

Classification	Cut-off	Tonnage Above Cut-off (Million Tonnes)	Gold (g/t)	Copper (%)	Molybdenum (%)
Measured and Indicated
Oxide Gold	0.4 g/t Au	38	0.57	0.07	0.02
Supergene Oxide	0.3% Cu. Eq.	42	0.35	0.33	0.02
Supergene Sulphide	0.3% Cu. Eq.	124	0.32	0.32	0.03
Hypogene	0.3% Cu. Eq.	798	0.22	0.20	0.02

Inferred
Oxide Gold	0.4 g/t Au	1	0.45	0.10	0.01
Supergene Oxide	0.3% Cu. Eq.	8	0.19	0.28	0.01
Supergene Sulphide	0.3% Cu. Eq.	19	0.15	0.22	0.02
Hypogene	0.3% Cu. Eq.	152	0.19	0.16	0.02

     The Casino Property is without known ore reserves and any work undertaken by the Company in the future will be exploratory in nature.

Hushamu property (British Columbia, Canada)

Introduction and Summary

     The Hushamu Property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The Hushamu property is located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia.

     The property covers approximately 42,669 hectares and is made up of three mineral claim blocks. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block. The Hushamu claims consist of 139 mineral claims. The Apple Bay claims consist of 56 mineral claims and the Rupert block consists of 21 mineral claims.

     Pursuant to an option agreement subsequently assigned to Western Copper dated February 3, 2005 between Regalito Copper Corp. (“Regalito”) and Electra, Regalito was granted the option to earn 100% interest in the 56 Electra claims that surround the Hushamu claims.

     On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”). As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

     Should a production decision be made on the Hushamu claims, the Company is required to make a cash payment of $1 million within 60 days of the production decision. These claims are also subject to a 10% net profits interest.

     There are no encumbrances on the Rupert block.

     In February 2007, Western Copper began a drilling program on the Hushamu property representing a continuation of the work commenced by Lumina in 2005. The program focused on the NW Expo and Cougar zone which had indicated promising results in Lumina’s 2005 exploration program. The 2007 program generally extended the copper-gold-molybdenum mineralization identified during the previous exploration programs but did not yield sufficient information to estimate a resource in that zone.

     On May 12, 2008, IMA Exploration Inc. (“IMA”) and Western Copper entered into a binding Letter of Intent to further explore and develop the Hushamu Property.

     As per the terms of the Letter of Intent, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three, IMA will spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit. This expenditure, a total of $15 million, and the completion of a pre-feasibility report will earn IMA a 49% interest in the project. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year, and an additional 5% can be earned upon completion of mine permitting, earning a total interest of 70%. Western Copper would retain a 30% participating interest in the joint venture.

     Western Copper intends to complete an option and joint venture agreement with IMA Exploration Inc. in 2008. Western Copper does not plan to perform any work on the property in 2008.

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

     The Hushamu property receives little snowfall in winter and can be effectively explored for 10 months each year. The climate is cool and wet, with windstorms in late fall. There are typically hot, dry spells during the summer when exploration work may be curtailed because of forest fire hazard.

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

     The study is based on the results from 114 diamond drill holes completed between 1980 – 1993. Composites 20 feet in length were formed from drill hole data. Simple statistical studies show that copper and gold distributions for composited values are different for each of the five rock types. As a result copper and gold values within each of the five rock types were modeled and estimated independently.

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

     The Hushamu property is without known ore reserves and any work undertaken by the Company in the future will be exploratory in nature.

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

     In September 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“UBC”) to fund a research project that will aim to provide a better understanding of the regional geology and to identify areas covered by the Company’s existing claims that offer the most exploration potential.

In 2008, UBC expects to make a site visit and begin its research project.

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

Exploration and drilling

     The copper occurrences on the Coates Lake deposit were discovered by regional prospecting during 1961. Subsequently, the property has undergone a number of exploration campaigns. A total of 15,529 metres of diamond drilling in 56 holes has been completed to date on the property.

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

     The Redstone property is without known ore reserves and any work undertaken by the Company in the future will be exploratory in nature.

Sierra Almoloya Project (Chihuahua, Mexico)

Summary

     The Sierra Almoloya property is located northeast of the city of Parral in the state of Chihuahua, Mexico.

     In July 2005, Queenston Mining Inc. (“Queenston”) signed an option and joint venture agreement whereby Queenston could earn an interest in the Sierra Almoloya property through staged exploration expenditures. On August 13, 2007, Queenston terminated its option on the property. As a result of the termination, all of the interests in the property reverted to Western Copper.

     A portion of the claims is subject to a 1% net smelter royalty.

Item 4A.Unresolved Staff Comments

     Not applicable.

Item 5. Operating and Financial Review and Prospects

The following information is based on our primary financial statements which have been prepared using Canadian Generally Accepted Accounting Principles.

A.           Operating Results.

2007

     Western Copper had a loss of $3.2 million ($0.05 per common share) for the year ended December 31, 2007. This compares with a loss of $3.2 million ($0.06 per common share) during 2006. There are a number of large items that caused the loss to remain consistent with the prior year.

     Since the release of the feasibility study on April 26, 2007, on-going costs relating to the Carmacks Copper Project have been capitalized. Prior to this date, the Company had been expensing all exploration costs relating to the project.

     In December 2007, the Canadian federal government enacted a reduction in the Canadian federal income tax rates. The reduction resulted in a future income tax recovery of $1,446,279. The Company estimates that the future income tax liability relating to its mineral properties will be realized in or after the 2012 taxation year.

     The total amount of administrative costs was greater this year than in 2006 because Western Copper operated for the entire year in 2007 as compared to only eight months in 2006. The scale and nature of the Company’s operations, however, have remained consistent with 2006. The current level of activity is expected to continue in 2008.

     Almost half the administrative expenses during the year ended December 31, 2007 relate to employee wages and to stock-based compensation. These costs have been allocated to the following line items:

	Employee	Stock-based
	wages	compensation

Exploration	$159,866	$106,715
Office and administration	696,112	725,797
Promotion and travel	85,716	53,240

	$941,694	$885,752

     Western Copper continues to earn interest on its cash deposits held at banks. As the Company uses its funds for operating and investing activities, these cash balances have been decreasing. This has led to lower year-over-year interest income. This trend is expected to continue

2006

     Western Copper began operations on May 3, 2006. Results of operations prior to that date represent the results of Western Silver Corporation’s (Western Silver) copper business. Results for the year ended December 31, 2007 are not comparable to the year ended December 31, 2006 as all amounts prior to May 3, 2006 only represent direct exploration expenditures incurred by Western Silver on the Carmacks Copper Project and the Sierra Almoloya property and an allocation of Western Silver’s general and administrative expenses based on mineral property costs deferred on the Carmacks Copper Project and the Sierra Almoloya property during each year presented compared to all mineral property costs deferred by Western Silver during each year presented.

     Western Copper had a loss of $3.2 million ($0.06 per share) for the year ended December 31, 2006. Costs relating to the Carmacks Copper Project accounted for the majority of the Company’s expenditures during the year ended December 31, 2006 as Western Copper continued its exploration work on the project.

     Our 2006 drill program on the Carmacks property concluded in November. Major expenditures relating to this program include direct drilling costs ($983,000), project management and geological services ($441,000), and site costs ($431,000). During 2006, Western Copper also continued work on the permitting process ($360,000) and the updated feasibility study ($228,000).

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

B.           Liquidity and Capital Resources.

     At December 31, 2007, the Company had $23.7 million in cash and cash equivalents. Cash and cash equivalents comprise cash deposits held at banks. Western Copper does not have any exposure to Asset-Backed Commercial Paper.

     Western Copper is an exploration stage enterprise with insufficient revenue to meet its annual capital needs. The Company expects that its current cash balances will be sufficient to cover its administrative expenses and its mineral property costs in 2008. The Company will have to raise additional capital prior to construction of its Carmacks Copper Project to fund construction costs.

     The majority of the cash used in operating activities relates to employee wages and other administrative expenses. The Company expects that 2008 operating activity costs will remain consistent with 2007.

     Stock option exercises were the only financing activities in 2007. In 2006, Western Copper received $900,000 from stock option exercises and $37.9 million as part of the transfer of assets from Western Silver Corporation. Most of the stock options exercised in 2006 and 2007 were exercised by former employees of Western Silver Corporation and Lumina Resources. On March 25, 2008, most stock options outstanding are “out of the money”. Unless there is a significant increase in the Company’s stock price, Western Copper does not expect a significant amount of exercises in 2008.

     Investing activities provided $25.0 million during the year ended December 31, 2007. In the first half of 2007, Western Copper cashed its Guaranteed Investment Certificate in the amount of $34.8 million. This transaction accounts for the large amount of cash provided from investing activities during the year. The Company also expended $9.8 million on mineral property expenditures.

     A significant portion of Western Copper’s investing activities relating to its mineral properties. The following is a summary of the Company’s activities in 2007.

     Western Copper continued its drilling activities at the Carmacks Copper Project in order to better define Zones 4 and 7. Costs related to this drill program make up the majority of the expenditures allocated to the exploration line item in the table above. The Company also performed geotechnical drilling and other engineering work in preparation for the development of the project.

     On August 9, 2007, Western Copper paid $1 million to exercise its option on the Casino property. During the second half of the year, the Company began work on the pre-feasibility study, including supporting exploration and metallurgical work. This work amounted to approximately $500,000.

     Western Copper anticipates that the pre-feasibility study will be complete near the middle of 2008. The Company estimates that the costs to complete the study will approximate $1 million.

     Western Copper performed a drilling program on its Hushamu property. A total of 4,300 metres were drilled from early February to June. The cost of the program was approximately $1.7 million.

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

E.           Off-Balance Sheet Arrangements.

We have no off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations.

	Payments due by period
Contractual Obligations - December 31, 2007	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Office Lease Obligations	497,264	271,235	226,029	-	-

Item 6. Directors, Senior Management and Employees

A.           Directors and Senior Management.

F. Dale Corman, B.Sc., P. Eng.
Director, Chairman of our Board of Directors, Chief Executive Officer and President

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

Ross Beaty
Director and Co-Chairman of our Board of Directors

     Ross J Beaty is a geologist and mining entrepreneur with more than 30 years of experience in the international minerals industry, Mr. Beaty founded and currently serves as Chairman of Pan American Silver Corp. and Global Copper Corp. Pan American Silver Corp. is one of the worlds leading silver producers and Global Copper Corp. is developing copper deposits in Chile and Argentina. Mr. Beaty has also founded and divested a number of other public mineral resource companies since 1985.

     Mr. Beaty is a past President and current member of the Executive Committee of the Silver Institute in Washington, DC. He is a founder of the Pacific Mineral Museum in British Columbia and is involved with several non-profit societies such as The Nature Trust of British Columbia where he serves as a Director. Mr. Beaty is a Fellow of the Geological Association of Canada and the Canadian Institute of Mining, and is a recipient of the Institute's Past President's Memorial Medal. In 2007, Mr. Beaty received the Association of Mineral Exploration of B.C.’s Colin Spence Award for excellence in global mineral exploration.

     Mr. Beaty was educated at the Royal School of Mines, University of London, England, M.Sc., Distinction (Mineral Exploration) 1975 and the University of British Columbia, LL.B. (Law) 1979 and B.Sc. (Honours Geology) 1974.

Klaus Zeitler, Ph.D.
Director

     Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler remains active in mineral exploration and development through a number of ventures in addition to Western Copper Corporation.

Robert J. Gayton, B.Comm., Ph.D., FCA
Director

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

David Williams, MBA
Director

     Mr. Williams obtained a Master of Business Administration Degree from Queens University in 1964 and a Doctor of Civil Laws Degree from Bishops University in 1966, where the Business Faculty is named in his honor. Mr. Williams currently manages investments for his family holding company and is involved in a number of charitable organizations. He is Chairman Roador Inc. and is a director of Calvalley Petroleum, Resin Systems, Atlantis Systems, and Newport Partners Income Fund.

Jonathan Clegg, P.Eng.
Vice President, Engineering

     Since receiving his degree in civil engineering from Cambridge University in 1974, Mr. Clegg has nearly 30 years of experience in the design, management and construction of mining related projects. This experience has encompassed all phases of project development from initial studies to project start-up. Mr. Clegg has also worked on infrastructure and petrochemical projects. From 1974 to 1979, Mr. Clegg worked in South Africa on a number of projects, joining Kilborn Engineering there in 1977. In 1979 he moved to Canada with Kilborn remaining with the company until 2002. From 1999 to 2002 he was Vice President and General Manager of Kilborn Engineering Pacific Ltd. In 2003 he joined Western Silver Corporation as V.P. Engineering, focusing mostly on the Peñasquito Project, until the company was acquired by Glamis Gold Ltd.

Julien François, CA
Vice President, Finance and Chief Financial Officer

     Mr. François received his Bachelor of Commerce from the University of British Columbia in 2000 and his Chartered Accountant designation in 2004 in British Columbia. He became Controller of Western Silver Corporation in 2005 after having worked at PricewaterhouseCoopers since 2000. Mr. François’ experience is concentrated in the mining and high tech sectors. He has also worked extensively on internal control design and assessment projects, both as a consultant and as an external auditor.

The following table outlines other positions held by Directors and Officers of the Company with other publicly-traded companies:

Name	Position at Western Copper Corporation	Other director or officer roles
F. DALE CORMAN	Director, Co-Chairman of the Board of Directors and Chief Executive Officer	Avalon Ventures Ltd.
ROSS BEATY	Director and Co-Chairman of the Board of Directors	Pan American Silver Corp.
Global Copper Corp.
DAVID WILLIAMS	Director	SQI Diagnostic Inc.
Roador Inc.
Calvalley Petroleum Inc.
Resin Systems Inc.
Newport Partners Income Fund
Atlantis Systems Corp.
Radiant Energy Corp.
KLAUS ZEITLER	Director	Amerigo Resources Ltd.
Aurea Mining Inc.
Los Andes Copper Ltd.
Candente Resource Corp.
ROBERT GAYTON	Director	Amerigo Resources Ltd.
Canadian Zinc Corporation
Intrinsyc Software Inc.
Nevsun Resources Ltd.
Quaterra Resources Inc.
Palo Duro Energy Inc.
Eastern Platinum Limited
B2 Gold Corp.

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

     Compensation of Senior Management

      For the fiscal year ending December 31, 2007, we have provided salary and other compensation to members of senior management as follows:

Name	Salary	Stock Options[1]
F. Dale Corman
Chief Executive Officer and President	$250,000	25,000

Julien François	$165,000	75,000
Vice President, Finance and Chief Financial Officer

Jonathan Clegg	$165,000	75,000
Vice President, Engineering

1

Granted under the stock option plan described above, and exercisable at $1.88 per share within 5 years after the June 6, 2007 date of grant, subject to vesting at the rate of one-third of the options on each date that is 12, 18 and 24 months following the date of grant.

     Compensation of Directors

     Each of our non-employee directors is entitled to a fee of $25,000 per year for service as a director, and $1,000 for each meeting of the Board or a committee of the Board attended in person or by telephone. The chair of the audit committee receives an additional fee of $5,000 per year, subject to annual review.

     On January 22, 2007, the Company granted 100,000 stock options to its newly appointed Director and Co-Chairman, Ross Beaty, exercisable at $1.25 per share within 5 years of the date of grant and vesting at the rate of one-third of the number of stock options on each date that is 12, 18 and 24 months following the date of grant.

     The Company granted 25,000 to each appointed non-employee director on June 6, 2007. The stock options are exercisable at $1.88 per share within 5 years from the date of grant, subject to vesting at the rate of one-third of the number of stock options on each date that is 12, 18 and 24 months following the date of grant.

     Directors do not have service contracts that provide for benefits upon termination.

C.           Board Practices.

     Each director is elected at the annual general meeting of shareholders for a one year term. Our Board of Directors is comprised of Dale Corman, Ross Beaty, Klaus Zeitler, Robert Gayton, and David Williams. Ross Beaty was appointed November 30, 2006. All of the other directors have served since May 3, 2006.

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

     The Compensation Committee

     The compensation committee is comprised of Ross Beaty and Klaus Zeitler. The Board of Directors adopted a charter for the compensation committee. The Committee is appointed by the Board of Directors and must be comprised of at least two members, each of whom is independent of management and free of any relationship that would interfere with the exercise of independent judgment.

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

     Corporate Governance and Nominating Committee

     The corporate governance and nominating committee is comprised of David Williams and Robert Gayton. The Board of Directors adopted a charter for this Committee. It assists the Board in fulfilling its responsibility to shareholders, potential shareholders and the investment community by administering the nomination process for directors of Western Copper. The Committee must be comprised of at least two directors, each of whom is independent of management and free of any relationship that would interfere with the exercise of independent judgment. The Committee must meet at least twice annually. It responsibilities include, among others: reviewing and assessing the effectiveness of the Board, the committees of the board, and individual performance of directors; considering and reviewing criteria for selecting candidates for election to the Board; recommending individuals for nomination for election as directors; recommending persons to serve on committees of the Board; and reviewing and approving appropriate orientation and education of new members of the Board.

     Other Board Practices

     The Board has also established an Environmental, Health and Safety Committee, adopted a Code of Business Conduct and Ethics, and adopted investment, employee, confidentiality, insider trading, safety and environment, whistleblower and disclosure policies.

D.           Employees.

     As at December 31, 2007, Western Copper had 11 employees. Ten employees are located in Canada and one works in both Canada and in the United States.

E.           Share Ownership.

     Share ownership information is current as at May 31, 2008.

Name, Position and Province of Residence(1)(2)	Principal Occupation	No. of Securities(3)	Percentage(3)
Ross Beaty Co-Chairman of the Board of Directors British Columbia, CA	Chairman of Pan American Silver Corp.	(4) 5,455,901	7.5%
F. Dale Corman Co-Chairman of the Board of Directors, Chief Executive Officer and President British Columbia, CA		2,532,733	3.5%
Robert Gayton Director British Columbia, CA	Chartered Accountant; Vice-President Finance of Western Silver Corporation (1995 to January 2004); financial consultant to the mineral exploration and technology industries since 1990.	201,233	0.3%

Name, Position and Province of Residence(1)(2)	Principal Occupation	No. of Securities(3)	Percentage(3)
David Williams Director Ontario, Canada	President of Roxborough Holdings Limited, a private company, since 1995.	833,333(5)	1.1%
Klaus Zeitler Director British Columbia, CA	President of Amerigo Resources Ltd.	183,333	0.3%
Jonathan Clegg Vice President Engineering British Columbia, CA		372,500	0.5%
Julien François Chief Financial Officer British Columbia, CA		191,500	0.3%

(1)	The information as to residence and principal occupation, not being within our knowledge, has been furnished by the respective directors and officers individually.

(2)	Directors serve until the earlier of the next annual general meeting or their resignation.

(3)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2008, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 72,819,036 shares of common stock outstanding as of May 31, 2008. Refer to the ‘Terms of options deemed to be outstanding’, below, for details for stock options included in share ownership.

(4)	1,812,500 of these shares are held by Kestrel Holdings Ltd., a private company controlled by Mr. Beaty.

(5)	150,000 of these shares are held by Seed Foundation, a private company controlled by Mr. Williams.

     Terms of options deemed to be outstanding

Name	No. of options currently exercisable or exercisable in the next 60 days	Expiry date	Exercise Price
Ross Beaty Co-Chairman of the Board of Directors	30,000	January 13, 2011	$0.36
	66,667	January 22, 2012	1.25
	8,333	June 6, 2012	1.88
F. Dale Corman Chair of the Board of Directors, Chief Executive Officer and President	100,000	March 4, 2009	0.88
	90,000	May 25, 2010	0.88
	200,000	May 16, 2011	2.00
	8,333	June 6, 2012	1.88
Robert Gayton Director	50,000	March 4, 2009	0.88
	25,000	May 25, 2010	0.88
	100,000	May 16, 2011	2.00
	8,333	June 6, 2012	1.88
David Williams Director	100,000	May 16, 2011	2.00
	8,333	June 6, 2012	1.88
Klaus Zeitler Director	40,000	March 4, 2009	0.88
	25,000	May 25, 2010	0.88
	100,000	May 16, 2011	2.00
	8,333	June 6, 2012	1.88
Jonathan Clegg Vice President Engineering	40,000	December 11, 2008	0.88
	50,000	March 4, 2009	0.88
	105,000	May 25, 2010	0.88
	150,000	May 16, 2011	2.00
	25,000	June 6, 2012	1.88
Julien François Chief Financial Officer	13,500	May 25, 2010	0.88
	150,000	May 16, 2011	2.00
	25,000	June 6, 2012	1.88

Item 7. Major Shareholders and Related Party Transactions

A.           Major Shareholders.

     To the Company’s knowledge, the only shareholder who beneficially owns greater than 5% of our common shares is Ross Beaty. Refer to Item 6.E for related share ownership information.

B.           Related Party Transactions.

     During the year ended December 31, 2007, the Company charged overhead expenses to one of its directors in the amount of $7,285 (2006 - $4,665, 2005 - $nil). The Company credited this amount against office and administration expenses on the statement of loss.

C.           Interests of Experts and Counsel.

     Not applicable.

Item 8. Financial Information

A.           Consolidated Statements and Other Financial Information.

     This annual report contains the audited financial statements of Western Copper Corporation for the years ended December 31, 2007, 2006, and 2005. These statements include Western Copper’s Balance Sheets as at December 31, 2007, and 2006, Statements of Loss and Deficit for the years ended December 31, 2007, 2006, and 2005, Statements of Cash Flows for the years ended December 31, 2007, 2006, and 2005, as well as the notes related thereto, and the auditor’s report thereon dated March 25, 2008.

B.           Significant Changes.

     The following events occurred subsequent to the date of the most recent consolidated financial statements included in this annual report.

  May 2008 - IMA Exploration Inc. and Western Copper entered into a binding Letter of Intent to further explore and develop the Hushamu Property; and

  May 2008 - the Executive Committee of the Yukon Environmental and Socio-economic Assessment Board determined that the supplementary information submitted by Western Copper was sufficient and that the screening of the Carmacks Copper Project may continue. Therefore, the project has moved forward to the next phase of the permitting process: “Considering Comments Complete / Developing Recommendation”.

     For more information, see Item 4.D. property, plant, and equipment.

Item 9. The Offer and Listing

A.           Offer and Listing Details.

     The following table indicates the monthly high and low closing market prices for our common shares, as determined by the Toronto Stock Exchange under the ticker symbol “WRN” from December 1, 2007 to May 31, 2008:

Month	High	Low
May 2008	$1.34	$1.00
April 2008	1.54	1.07
March 2008	1.25	1.01
February 2008	1.14	0.86
January 2008	1.08	0.75
December 2007	1.17	0.90

     The following table indicates the quarterly high and low closing market prices for our common shares, as determined by the Toronto Stock Exchange under the ticker symbol “WRN” from May 15, 2006 to December 31, 2007:

Quarter	High	Low
Oct. – Dec. 2007	$1.83	$0.90
July – Sept. 2007	2.00	1.24
April - June 2007	2.40	1.55
Jan. - March 2007	2.46	1.05
Oct. – Dec. 2006	1.58	0.90
July – Sept. 2006	1.40	0.92
May – June 2006	2.30	1.05

B.           Plan of Distribution.

     Not applicable.

C.           Markets.

     The common shares of Western Copper Corporation are traded on the Toronto Stock Exchange under the ticker symbol “WRN”.

D.           Selling Shareholders.

     Not applicable.

E.           Dilution.

     Not applicable.

F.           Expenses of the Issue.

     Not applicable.

Item 10. Additional Information

A.           Share Capital.

     Not applicable.

B.           Memorandum and Articles of Association.

     The information required under Item 10 B. has been previously reported in Western Copper Corporation’s registration statement – amendment #3 on Form 20-F filed with the U.S. Securities Exchange Commission on April 11, 2007. The articles of incorporation are listed under Exhibit 1.2 of this annual report

C.           Material Contracts.

     The Company has entered into the following material contracts, other than in the ordinary course of business:

1.

Option Agreement dated July 2002 between CRS Copper Resources Corp. and Great Basin Gold Ltd. which was assigned to the Company pursuant to the plan of arrangement with Lumina Resources Corp. See Item 4.D Property, Plant, and Equipment – Casino Property.

2.

Option Agreement dated February 2005 between Regalito and Electra Gold Ltd. which was assigned to the Company pursuant to the plan of arrangement with Lumina Resources Corp. See Item 4.D Property, Plant, and Equipment – Hushamu Property.

3.	Letter of Intent dated May 2008 between Western Copper and IMA Exploration Inc. See Item 4.D Property, Plant, and Equipment – Hushamu Property.

D.           Exchange Controls.

     There are no material governmental laws, decrees, regulations or other legislation in Canada which may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Western Copper corporate group, or the remittance of dividends, interest or other payments to nonresident holders of our securities.

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

If Western Copper is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Western Copper common shares, then Western Copper will continue to be treated as a PFIC with respect to Western Copper common shares, even if it is no longer a PFIC by definition. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such shares had been sold on the last day of the last taxable year for which it was a PFIC.

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

          Tax on Sale or Exchange of Common Shares

Subject to the PFIC rules, for U.S. federal income tax purposes, a U.S. Holder generally will recognize gain or loss on any sale, exchange or other disposition of Western Copper common shares unless a specific non-recognition provision applies. That gain or loss will be measured by the difference between

(i) the U.S. dollar value of the amount of cash, and the fair market value of any other property received and (ii) the U.S. Holder’s tax basis in the shares disposed of which may be adjusted depending upon the tax regime selected with respect to PFIC stock, determined in U.S. dollars. Gain or loss arising from a sale or exchange of Western Copper common shares will be capital gain or loss if the shares disposed of are held as capital assets by the U.S. Holder, and will be short term or long term capital gain or loss depending on whether the holding period of the U.S. Holder for such shares exceeds one year. In general, gain from a sale or exchange of Western Copper common shares by a U.S. Holder will be treated as United States source income for foreign tax credit limitation purposes.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

A.           Disclosure controls and procedures.

     As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2007, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that because of the material weakness identified in Management’s Report on Internal Control over Financial Reporting, the Company’s disclosure controls and procedures were not effective as at December 31, 2007.

     Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding timely disclosure.

B.           Management’s annual report on internal control over financial reporting.

     Please see Item 17 for “Management’s Report on Internal Control over Financial Reporting”.

C.           Attestation report of the registered independent public accounting firm.

     Please see Item 17 for “Independent Auditors’ Report” which includes their conclusion on internal control over financial reporting.

D.           Changes in internal control over financial reporting.

     There has been no material change to our internal control over financial reporting during the year ended December 31, 2007 that has materially affect, or is is reasonably likely to affect the Company's internal control over financial reporting.

Item 16. Other items

A.           Audit Committee Financial Expert

     Robert J. Gayton, B.Comm., Ph.D., FCA is the audit committee financial expert and is an independent director. Refer to Item 6A for a description of his qualifications and experience.

B.           Code of Ethics

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

C.           Principal Accountant Fees and Services

     The following sets out the aggregate fees billed by the Company’s external auditors for the year ended December 31, 2007.

Audit fees	Audit related fees[1]	Tax fees[2]	All other fees[3]	Total
$99,775	$78,396	$46,149	-	$224,320

1.	Fees charged for assurance and related services reasonably related to the performance of an audit and not included under “Audit fees”;
2.	Fees charged for tax compliance, tax advice, and tax planning services; and
3.	Fees for services other than disclosed in any other column.

     All non-audit services are pre-approved by the audit committee. Before approval is given, the audit committee examines the independence of the external auditor in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

D.           Exemption from the Listing Standards for Audit Committees

     Not applicable.

E.           Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not applicable.

PART III

Item 17. Financial Statements

Audited Financial Statements
Management Report on Internal Control over Financial Reporting dated March 25, 2008
Independent Auditors’ Report dated March 25, 2008
Consolidated Balance Sheets at December 31, 2007 and 2006
Consolidated Statements of Loss, Comprehensive Loss, and Deficit for the years ended December 31, 2007, 2006, and 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006, and 2005
Consolidated Statements of Shareholders’ Equity
Notes to Consolidated Financial Statements (including note 17 “Material differences between Canadian and United States generally accepted accounting principles (GAAP)”)
Notes to Financial Statements

Item 18. Financial Statements

     See Item 17.

Item 19. Exhibits

Exhibit
Number	Description of Documents

1.1	Certificate of Incorporation dated March 17, 2006[1]
1.2	Notice of Articles issued December 12, 2006
1.3	Articles of Incorporation dated March 17, 2006
8.1	List of subsidiaries
12.1	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002
17.1	Audited Consolidated Financial Statements for the years ended December 31, 2007, 2006, and 2005

1.	Incorporated by reference to Amendment #3 of our Registration Statement on Form 20-FR filed on April 11, 2007.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Western Copper Corporation
Registrant

	/s/	F. Dale Corman
	Name:	F. Dale Corman
Date: June 18, 2008	Title:	Chief Executive Officer and President

	/s/	Julien François
	Name:	Julien François
Date: June 18, 2008	Title:	Chief Financial Officer

54