Form 20-F
period 2008-12-31
Western Copper CORP
filed 2009-03-30
CIK 1364125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]  SHELL COMPANY REPORTED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ....................................

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

72,819,036

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

Yes [X]  No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-
accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the
Exchange Act. (Check one):

Large accelerated filer [   ]                     Accelerated filer [   ]                 Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17[X]    Item 18 [   ]

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

Cautionary Note to U.S. Investors concerning estimates of Proven Mineral Reserves and Probable Mineral Reserves

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

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources

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

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this annual report on Form 20-F that are not historical facts are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Western Copper Corporation (“Western Copper”) to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this annual report. Although Western Copper has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western Copper does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

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

          Western Copper Corporation (“Western Copper” or the “Company”) began operations on May 3, 2006. The statements of loss and deficit for the year ended December 31, 2006 include the direct exploration expenses incurred on the Carmacks Copper Project and an allocation of Western Silver’s general and administrative expenses incurred up to May 3, 2006 and the expenses incurred directly by Western Copper for the remainder of the year.

          The allocation of Western Silver’s general and administrative expenses was calculated on the basis of the ratio of costs deferred by Western Silver on the Carmacks Copper Project in each year presented as compared to the costs deferred on all mineral properties in each of these years.

          The following U.S. GAAP financial data is extracted from note 17 of the consolidated audited financial statements of Western Copper for the years ended December 31, 2008, 2007, and 2006. Financial statement items that are the same under U.S. GAAP and Canadian GAAP are extracted from the consolidated audited financial statements of Western Copper for the years ended December 31, 2008, 2007, and 2006.

Consolidated Balance Sheets

	December 31, 2008 $	December 31, 2007 $

Current Assets	13,216,359	23,898,757
Property and Equipment	297,551	63,273
Mineral Properties	47,024,377	46,944,377
Total Assets	60,538,287	70,906,407
Accounts Payable and accrued liabilities	797,898	907,825
Future Income Tax Liability	7,572,831	9,414,428
Net Assets	52,167,558	60,584,154
Share Capital	71,951,130	71,883,630
Contributed Surplus	22,698,985	22,091,594
Deficit	(42,482,557)	(33,391,070)
Total Shareholders’ Equity	52,167,558	60,584,154

Consolidated Statements of Operations and Deficit

For the year ended	December 31, 2008 $	December 31, 2007 $	December 31, 2006 $
Loss and Comprehensive loss	9,091,487	12,052,319	3,346,001
Basic and diluted loss per share	0.12	0.17	0.06
Weighted Average number of common shares outstanding	72,792,941	72,488,711	52,481,505

EXCHANGE RATE DATA

          On March 26, 2009, the exchange rate for Canadian dollars expressed in U.S. dollars (i.e. U.S. dollars required to purchase one Canadian dollar), based on the Bank of Canada noon rate was 0.8110.

          The following table sets out, for each of the previous six months, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, based on the Bank of Canada noon rate:

Month	Low	High
March 1 - 26, 2009	0.8167	0.7692
February 2009	0.8202	0.7758
January 2009	0.8458	0.7849
December 2008	0.8358	0.7711
November 2008	0.8696	0.7779
October 2008	0.9286	0.7726

          The following table sets out, for each of the previous five years, average exchange rates for Canadian dollars expressed in U.S. dollars (i.e. U.S. dollars required to purchase one Canadian dollar), and the exchange rate at the end of such period, based on the Bank of Canada noon rate:

Year	Average	Close
2008	0.9441	0.8166
2007	0.9303	1.0088
2006	0.8817	0.8620
2005	0.8254	0.8598
2004	0.7684	0.8319

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

RISKS RELATED TO OUR BUSINESS

We have a limited history of operations, and no history of earnings or dividends

            Western Copper has no history of earnings or of a return on investment. Our properties may not generate earnings, operate profitably or provide a return on investment in the future.

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

     Statutory and regulatory compliance is complex and may result in delay or curtailment of our operations

            Our current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as Western Copper that engage in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for our exploration activities is subject to the discretion of government authorities, and we may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis.

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

Risks associated with conflicts of interest

            Certain of our directors and officers also serve as directors and/or officers of other companies or in other managerial capacities with other companies involved or related to natural resource exploration and development. Consequently, there exists the possibility for such directors and officers to be in a position of conflict.

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

            Certain special, generally adverse, rules will apply with respect to common shares of Western Copper while Western Copper is a PFIC whether or not it is treated as a Qualified Electing Fund. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares. Please see Item 10.E. “United States Federal Income Tax Consequences”.

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

Item 4.   Information on the Company

A.        History and Development of the Company.

            We were incorporated as Western Copper Corporation under the Business Corporations Act (British Columbia) on March 17, 2006 as a subsidiary to Western Silver Corporation (“Western Silver”).

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

            In return, Western Copper gained the rights to three copper and precious metals properties in Canada. The three properties include the Hushamu property located on Vancouver Island, British Columbia, the Casino property in the Yukon, and the Redstone property in the Northwest Territories.

B.        Business Overview.

            Western Copper is a mineral exploration company engaged in the business of acquisition and exploration of mineral properties in geo-politically stable countries. All four of our significant properties are located in Canada. The Company does not have any producing properties and consequently has no current operating income or cash flow. We are an exploration stage company and have not generated any revenues. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the properties is determined. Commercially viable mineral deposits may not exist on any of the properties.

            The Company’s current focus is on obtaining permits for the Carmacks Copper Project and on continuing permitting efforts relating to the Casino property by collecting environmental data that will help form part of the Project Proposal that will be submitted to permitting agencies in the Yukon in the near future.

              The Company accomplished a number of achievements during 2008, including:

  January 2008 – Western Copper makes the final payment required under its option on the Apple Bay claims relating to its Hushamu property;

  June 2008 – Western Copper releases the results of its pre-feasibility study on its wholly- owned Casino property.

  July 2008 – the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) releases its Final Screening Report. The Final Screening Report recommends that the project move ahead without further review, subject to a number of mitigative conditions.

  August 2008 – Western Copper and IMA Exploration Inc. enter into an option and joint venture agreement to further explore and develop the Hushamu Property; and

  September 2008 - the Yukon Government issues a Decision Document agreeing with the recommendation of the YESAB that the Carmacks Copper Project be allowed to proceed.

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

            In late 2004, based in part on renewed optimism in the price of copper, Western Silver agreed with the Yukon Territorial Government to re-enter the permitting process and has been engaged since then in the environmental review process under the Yukon Environmental Assessment Act (YEAA) and more recently the newly enacted Yukon Environmental and Socio-economic Assessment Act (YESAA). These review processes are on-going at present; however assessment under YEAA is substantially complete.

            An updated feasibility study was completed on behalf of Western Copper in April 2007. Its results indicated that the project is economically viable.

            Following completion of the April 2007 feasibility study, Western Copper authorized the engineering firm that completed the feasibility to commence work on basic engineering and planning for the project, as well as the issue of requests for firm price bids for long delivery equipment.

            On July 18, 2008, the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) released its Final Screening Report. The Final Screening Report recommends that the project move ahead without further review, subject to a number of mitigative conditions.

            On September 12, 2008, the Yukon Government issued a Decision Document agreeing with the recommendation of the YESAB that the Carmacks Copper Project be allowed to proceed.

            The issuance of the positive Decision Document completes the assessment process under the Yukon Environmental and Socio-economic Assessment Act. Western Copper’s next step in the regulatory process is to obtain the Quartz Mining License (“QML”) and the Water Use License (“WUL”). An updated application for a QML has been submitted to the Department of Energy Mines and Resources of the Yukon Government. The Yukon Government has indicated that it expects to issue a QML near the end of March 2009. The QML is required in order for Western Copper to commence construction of the Carmacks Copper mine.

            An updated application to the Water Board for a WUL was submitted on December 12, 2008. The Water Board is currently reviewing the application for adequacy.

            With the receipt of the Decision Document, the Company has resumed discussions with Yukon Energy regarding the provision of a spur line to the property and the supply of grid power to the project. The Company expects to begin more formal talks on the subject of a power purchase agreement in Q2 2009.

            Until the end of the third quarter 2008, Western Copper’s Engineering Procurement Construction Management contractor continued engineering activities relating to advancing the design of the facilities. Due to market conditions, the delay in obtaining the QML, and the desire to preserve cash, the Company has now decided to decrease detailed engineering activities to a minimum.

            Proposals for several key long delivery items have been received and evaluated. The Company has agreed on terms with a supplier for the design and supply of the acid plant. At year-end, the vendor had completed the design and engineering of this facility.

            Based on the expected timeline for issue of certain permits and licenses, the Company does not expect to commence any major construction activities in 2009. Western Copper will focus its efforts on obtaining the necessary permits and on performing only essential engineering activities.

The following disclosure is summarized from the technical report entitled “Carmacks Copper Project Copper Mine and Process Plant, Feasibility Study Volume I Executive Summary” dated May 22, 2007 (the “Carmacks Report”), and prepared in accordance with National Instrument 43-101 by Timothy S. Oliver, P.E.. The complete report may be viewed under Western Copper’s profile on EDGAR or on Western Copper’s website at www.westerncoppercorp.com.

An exchange rate of C$1.00 = US$0.85 was used throughout the study.

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

            The mine will use a conventional spread of mining equipment, the main units comprising 10.5 cubic meter hydraulic excavators, 11.5 cubic meter loaders and 91-tonne haul trucks. Ore will be hauled by truck and dumped directly into the primary crusher, from where it will be conveyed to secondary and tertiary crushers. The final product will have a maximum size of 19 mm and a P80 of 13 mm. The crushed product will first be agglomerated with sulphuric acid and water and then conveyed by a series of overland (grasshopper) conveyors to a lined valley fill leach pad where it will be placed by means of a radial stacker.

            An Events Pond is located down gradient from the leach pad to provide capacity for an emergency drain down of the pad and to manage the plant water balance during various storm events. The crushed ore on the leach pad will be irrigated with dilute sulphuric acid to leach copper from the ore. Pregnant leach solution will be collected and pumped to the solvent extraction plant where the dissolved copper in the solution will be concentrated.

            This concentrated solution passes to the electrowinning plant where the dissolved copper is plated onto cathodes. Copper is stripped from the cathode and is then transported to market.

            Sulphuric acid is produced on site by means of a 131 tonne per day sulphuric acid plant. The plant will burn sulphur which will be transported to site in molten form. Storage tanks will be provided for molten sulphur to accommodate potential supply interruptions and for the concentrated acid to accommodate variations in demand for acid and allow for plant maintenance shutdowns.

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

Capital Cost

            The feasibility study specifically examined the capital to construct the mine site access road, required plant site roads, substations, water systems, a crushing plant, heap leach facility, SXEW processing facility and all other temporary and permanent facilities.

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

             The initial pre-production capital cost estimated for project is summarized as follows:

Area	$ (in millions)
Direct Costs	$78.3
Mine Equipment	$8.9
Mine Development	$3.8
Acid Plant	$17.6
Engineering Procurement Construction Management Fee	$13.1
Field Indirect Costs	$7.5
Contingency	$14.1
Total	$144

            In addition, Owner’s costs such as project insurance, company personnel allocations, and financing charges are estimated at $7.3 million. Life of mine sustaining capital amounts to $20.8 million. An allowance equal to six months of operating costs is included in the cash flow for working capital. This amount is recovered at the completion of mining.

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

            Commodity prices, foreign exchange rates, and capital and operating costs have been volatile since the release of the feasibility study. To review sensitivity analysis showing project performance relative to a variety of assumptions, please refer to the technical report summary filed on the Company’s website and on EDGAR.

Casino property (Yukon, Canada)

Introduction

            The Casino porphyry copper-gold-molybdenum deposit is located 300 km northwest of Whitehorse, in the Yukon Territory. It has been the subject of considerable exploration going back to 1967 including a 73,000 m diamond drilling program in the 1990s. The property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006.

            On June 24, 2008, Western Copper announced that an independent pre-feasibility study on the Casino property supports the development of the project. The independent pre-feasibility study projects that development of the Casino deposit will produce a pre-tax Internal Rate of Return (“IRR”) of 20.4% and an undiscounted Net Present Value (“NPV”) of $7.5 billion, based on 100% equity and metal prices of US$2.95 per pound for copper, US$30.97 per pound for molybdenum and US$647.40 per ounce for gold. After-tax figures indicate an IRR of 14.9% and an undiscounted NPV of $4.5 billion.

            Following the positive result of the pre-feasibility study, the Company has begun preparing a Project Proposal for submission to the Yukon Environmental and Socio-economic Assessment Board (YESAB). Western Copper has initiated a baseline environmental data collection program to update and to complement environmental information collected in the early 1990’s. The Company has also had a number of preliminary meetings with various government departments and initial meetings with First Nations Governments to introduce them to the project.

            During the third quarter of 2008, the Company mobilized personnel, fuel, equipment, and supplies to the property. Initial work involved cleaning up and restoring the camp site to an acceptable working condition. The existing camp had not been used since the 1990’s and was in need of refurbishment. The permanent camp that has now been established will support all on-going activity at the property including drilling, data collection, and other activities required for exploration and permitting.

            The Company drilled two holes as part of its drill program in 2008. The purpose of the drill program was to obtain fresh rock samples for geochemical and metallurgical testing. The holes will provide additional information in areas of the pre-feasibility study open pit where there has been limited drilling in the past.

            In 2009, the Company will continue its permitting efforts by collecting environmental data that will help form part of the Project Proposal. At present no exploration is planned for the 2009 season.

            In the event that a production decision is made to put the Casino property into commercial production, the Company will pay an additional $1,000,000.

            Certain portions of the Casino Property are also subject to an Option Agreement and a royalty agreement.

            The Option Agreement provides the option holder the right to purchase 55 claims known as the Casino B claims. In order to earn the right to acquire the Casino B claims, the option holder must maintain the Casino A and B claims in good standing until 2020. At that time, the option holder has the right to acquire the Casino B claims for $1 each. The option holder also has the right to purchase the Casino B claims at any time by making a $200,000 payment. If the option holder exercises its option, the Casino B Claims will be subject to a 10% Net Profits Interest (“NPI”) payable to CRS Copper Resources Corp. (“CRS”), one of Western Copper’s subsidiaries.

             Other royalties on the property are as follows:

  A 5% NPI on the Casino A claims;
  A 5% NPI on the Casino B claims;
  A 5% NPI on 23 claims comprising northern-east block of Casino property.

             The deposit, as defined in the pre-feasibility study, is on Casino A claims only.

The following disclosure is summarized from the technical report entitled “Casino Project Pre-Feasibility Study - Yukon Territory, Canada” (the “Casino Report”) dated August 5, 2008 and prepared in accordance with National Instrument 43-101 by by Timothy S. Oliver, P.E. The complete report may be viewed under Western Copper’s profile on EDGAR or on Western Copper’s website at www.westerncoppercorp.com.

Property Description, Location, and Infrastructure

            The site is currently accessible year-round only by air. Fixed wing aircraft can use the existing 760 m airstrip. Access in the past was either by a 225 km winter road from Burwash Landing or a slightly shorter winter route along the Freegold Road from Carmacks. Access has also been gained in the past by river barge on the Yukon River from Minto or other communities along the river. The barge landed at a point 19 km from the site near the mouth of Britannia Creek.

            Associated Engineers examined various route options for a year-round access road. All the options are considered viable however the selected option for the purpose of this study was a new, 187 km, unpaved road from the Alaskan Highway at a point about 48 km northwest of Burwash Landing. The route is termed the “Onion Creek” route.

            Either a winter road or barge service will provide early access for construction equipment, camp construction and initial equipment.

            No local commercial or human resources exist to support mine development. Whitehorse, the Capital of the Yukon Territory, is about 300 km due southeast of the property. It is the nearest commercial center, the point of departure for access by commercial aircraft and the location of lodging and other commercial service.

             Other than the airstrip, little infrastructure currently exists.

            Mine development will require development of water, sanitation, transportation, power, and communications resources and systems.

Reserves

            For this reserve estimate, the measured mineral resource was converted to proven mineral reserve and the indicated mineral resource was converted to probable mineral reserve, with one exception. The low grade mill ore stockpile is considered a probable mineral reserve regardless of the original classification of the in-situ material.

Mill Ore Reserve:	(000’s tonnes)	Tot Copper (%)	Gold (g/t)	Moly (%)
Proven Mineral Reserve:
Direct Mill Feed	143,804	0.284	0.354	0.0311
Probable Mineral Reserve:
Direct Mill Feed	613,571	0.208	0.225	0.0255
Low Grade Stockpile	156,171	0.163	0.177	0.0095
Total Probable Reserve	769,742	0.199	0.215	0.0223
Proven/Probable Reserve
Direct Mill Feed	757,375	0.222	0.249	0.0266
Low Grade Stockpile	156,171	0.163	0.177	0.0095
Total Mill Ore Reserve	913,546	0.212	0.237	0.0236
Heap Leach Reserve:	Ore (000’s tonnes)	Gold (g/t)	Tot Copper (%)	Moly (%)
Proven Mineral Reserve	34,498	0.545	0.074	N/A
Probable Mineral Reserve	43,419	0.333	0.053	N/A
Total Heap Leach Reserve	77,917	0.427	0.062	N/A

Mining

            A mine plan was developed to supply ore to a conventional copper sulphide flotation plant with the capacity to process 32.0 to 36.4 million tonnes per year, depending on the mix of supergene and hypogene ores. The mine is scheduled to operate two 12 hour shifts per day, 365 days per year. This will require four mining crews. The crews will operate 7 days on-7 days off from a fly in-fly out camp.

            Mining is by conventional open pit methods with drilled and blasted rock loaded onto rigid frame haul trucks by large electric shovels.

Plant Description

            The study contemplates the development of the property as a conventional truck-shovel, open pit mine, initially processing the gold bearing oxide cap as a heap leach operation. Sulphide ore processing would commence approximately 2.5 years later at a nominal rate of 90,000 tonnes per day (“tpd”) in a concentrator, which would produce copper concentrate and molybdenum concentrate. Gold values will report in the copper concentrate.

            Sulphide ore will be transported from the mine to the primary crusher by off-highway haulage trucks. Mineral concentrates of copper and molybdenum will be produced by mineral flotation technology.

            The sulphide concentrator will consist of one SAG mill followed by two ball mills. This will be followed by a conventional flotation circuit consisting of tank and column cells with a separate circuit for molybdenum. Copper concentrate will be thickened and filtered and sent by on-highway haul trucks to nearby ports. Molybdenum concentrate will be dried and placed in supersacks for transport.

            The design basis for the sulphide ore processing facility is 94,770 dry tonnes per day (dt/d). Design ore grade to the sulphide process plant is estimated to average 0.212% copper and 0.0236% molybdenum.

            Oxide ore will be transported from the mine to a run of mine heap leaching facility by off-highway haulage trucks. Gold bullion produced from the oxide gold ore will be shipped by truck to metal refiners.

            The design basis for oxide ore processing is 25,000 tpd. The overall oxide ore grade is estimated to average 0.427 grams/metric tonne (g/t) of gold and 0.0624% copper. Copper will be recovered as a precipitate by the SART process to control the quality of the leach solution. This precipitate will be shipped to smelters.

Metallurgical Testing

            Early metallurgical testwork indicated that the oxide cap material could be leached with cyanide to recover gold, but at increasing copper grades, gold recovery and cyanide consumption were negatively affected. Flotation testing indicated that good copper concentrate grades were difficult to achieve.

            Recent testwork by METCON Research on the oxide cap material showed that good recoveries of gold and acceptable cyanide consumptions could be obtained by integrating the cyanide heap leach with the SART process.

            Flotation testing by G&T Metallurgical indicated that copper concentrate grades of 28% copper could be routinely achieved at copper recoveries averaging 84%. Gold will be recovered with the copper concentrate. Molybdenum will be recovered to a molybdenum concentrate in a separate flotation circuit.

Operating Costs

            Operating costs were determined as average costs over the life of the mine. The annual production basis for the sulphide concentrator is 33.4 million tonnes of ore producing approximately 371,000 tonnes of copper concentrates and 16,000 tonnes of molybdenum concentrates. The annual production basis for the oxide leach area is 9.7 million tonnes of ore producing approximately 53,000 ounces of gold and 1,000 tonnes of copper precipitates. The sulphide milling operation bears all mining costs since the premise of the heap leach is that were it not for the heap leach, the material would be waste. The table below summarizes the sulphide operating costs. Heap leach/SART/ADR costs are $3.19 per tonne of leach material.

Sulphide Operations	$ per tonne ore
Mining	$3.24
Processing	$6.01
General and Administration	$0.47
Total	$9.72

Capital Costs

            The initial capital investment for complete development of the project is estimated to be $2.1 billion total direct and indirect cost. Of this figure, $1.56 billion are direct and indirect costs for mining, concentrator and infrastructure including access road and port infrastructure. The remaining $550 million is the cost of a complete mine site power plant as estimated by Kerr Wood Leidal Associates Ltd.

Capital Costs (in millions)
Mine (including pre-stripping)	$340
Mill & Flotation	$541
Tailings	$96
Heap Leach	$51
Direct Cost	$1,028
Engineering & Management	$137
Camp	$65
Contingency	$165
Owner's Costs	$41
Total Capital Cost	$1,437
Power Plant (includes Heap power)	$548
Access Road	$91
Port	$36
Total	$2,112

            The life-of-mine sustaining capital for the processing plant is estimated at $420 million and for the mine is estimated at $440 million.

Financial Analysis

            The base case for development of the Casino deposit will provide a pre-tax Internal Rate of Return (“IRR”) of 20.4% and an undiscounted Net Present Value (“NPV”) of $7.5 billion, based on 100% equity. The after-tax IRR is 14.9% with an undiscounted NPV of $4.5 billion. The base case financial evaluation uses LME three-year historical rolling average commodity prices as of the end of May 2008.

             The commodity prices used in the financial analysis are:

Copper	$2.95/lb
Molybdenum	$30.97/lb.
Gold	$647.40/oz.

            This approach is considered to be an industry standard and consistent with the guidance of the United States Securities and Exchange Commission.

            Commodity prices, foreign exchange rates, and capital and operating costs have been volatile since the release of the pre-feasibility study. To review sensitivity analysis showing project performance relative to a variety of assumptions, please refer to the technical report summary filed on the Company’s website and on www.sedar.com.

            The following table shows production and financial estimates for the life of the mine and for to the first six years of operation. Higher ore grades and greater concentrate production during the initial six years of operation provide an accelerated cash flow during this period and achieves capital payback in 3.8 years.

Production and Financial Estimates	Years 1-6	Life of Mine

Average Annual Pre-tax Cashflow	$571 million	$219 million
Average Annual After-tax Cashflow	$448 million	$132 million
Average NSR (sulphide ore)	$29.66/tonne	$21.54/tonne

Average Annual Mill Feed Grade
Copper (%)	0.325	0.212
Gold (g/t)	0.380	0.237
Molybdenum (%)	0.028	0.024

Average Annual Concentrate Production
Copper (dry ktonnes)	313	201
Molybdenum (dry ktonnes)	11	9

Average Annual Metal Production from Flotation Plant
Copper (M lb)	193	124
Gold (k oz)	263	158
Molybdenum (k lb)	13,415	10,899

Hushamu property (British Columbia, Canada)

Introduction and Summary

            The Hushamu property consists of three blocks of mineral claims in a prospective copper-gold porphyry belt located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

            Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

            On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

             Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

             The Rupert block is free of encumbrances.

            On August 25, 2008, Western Copper signed an option and joint venture agreement with IMA Exploration Inc. (“IMA”) that gives IMA the option to earn a 70% interest in the Hushamu property. Pursuant to the terms of the agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA is required to spend an additional $13.1 million towards the completion of a pre-feasibility study on the Hushamu deposit located on the Hushamu claim block. These expenditures, a total of $15 million, and the completion of a pre-feasibility study will earn IMA a 49% interest in the project. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year and an additional 5% by completing mine permitting. The option period began on the execution date of the option and joint venture agreement.

            On February 23, 2009, IMA released the results of their 2008 exploration program. IMA reported that the four holes drilled in the NW Expo zone contained copper, gold, molybdenum and rhenium mineralization consistent with that found by Western Copper previously. The two holes drilled in the main Hushamu deposit contained copper grades consistent with previous results, but slightly higher gold grades. IMA also assayed for molybdenum and rhenium and found significant values of both metals. Molybdenum had not been assayed for on a consistent basis in the past and previous programs had not assayed for rhenium.

            As of the date of this report, IMA had met their required minimum expenditure obligations for the first year of the option agreement.

            IMA has not yet announced their plans for 2009. Western Copper does not have any plan to perform any work on the property.

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

            The study is based on the results from 114 diamond drill holes completed from 1980 to 1993. Composites 20 feet in length were formed from drill hole data. Simple statistical studies show that copper and gold distributions for composited values are different for each of the five rock types. As a result copper and gold values within each of the five rock types were modeled and estimated independently.

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

Redstone property (Northwest Territories, Canada)

Introduction and Summary

            The Redstone property comprises five mining leases (14,100 acres) and 55 mineral claims (73,000 acres) in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

            Any production on the five mining leases at Coates Lake is subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3% if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1.00 per pound.

            The remainder of the Redstone property is not subject to royalties.

            In September 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“UBC”) to fund a research project that will aim to provide a better understanding of the regional geology and to identify areas covered by the Company’s existing claims and leases that offer the most exploration potential.

            The UBC team did not make its planned visit to the property in 2008, but the Company anticipates that UBC will begin preliminary work on the study during 2009.

Exploration and drilling

             The copper occurrences on the Coates Lake deposit were discovered by regional prospecting during 1961. Subsequently, the property has undergone a number of exploration campaigns. A total of 15,529 metres of diamond drilling in 56 holes has been completed to date on the property.

              The Coates Lake area consists of the five mining leases in the section above. An inferred resource has been estimated on these leases. The other areas within the Redstone property do not have mineral resource estimates at this time.

              The Redstone property is without known ore reserves and any work undertaken by the Company in the future will be exploratory in nature.

Sierra Almoloya Project (Chihuahua, Mexico)

Summary

            The Sierra Almoloya property is located northeast of the city of Parral in the state of Chihuahua, Mexico.

            In 2008, Western Copper decided to abandon the claims that comprise the Sierra Almoloya property.

Item 4A.Unresolved Staff Comments

Not applicable.

Item 5.    Operating and Financial Review and Prospects

The following information is based on our primary financial statements which have been prepared using Canadian Generally Accepted Accounting Principles.

A.        Operating Results.

2008

            Western Copper had a net loss of $2.2 million ($0.03 per common share) for the year ended December 31, 2008. This compares with a net loss of $3.2 million ($0.05 per common share) in the previous year. The following items had significant effects on the Company’s operating results:

i)

In 2001, the Carmacks Copper Project was written down to its estimated fair value based on information available at that time. In April 2007, Western Copper released the results of its updated feasibility study. The Company expensed all ongoing costs relating to the Carmacks Copper Project prior to the release of the updated feasibility study. Since the release of the feasibility study, Western Copper has been capitalizing costs incurred on the project.

ii)

Stock-based compensation allocated to administrative expenses decreased by $350,000 compared to the prior year. Stock-based compensation levels will vary considerably due to the number of stock options granted, the expected term of the stock options, the pricing of the stock options and a number of other assumptions used when determining and expensing the value of stock options for financial reporting purposes. Stock-based compensation is not a cash cost.

Employee wages allocated to administrative expenses decreased by $76,000 compared to the previous year due to timing of employee turnover and to variations in amounts allocated to office and administration expenses and to mineral properties.

All compensation, including wages and stock-based compensation, that relates to a mineral property has the same treatment as other costs relating to that mineral property. In 2008, Western Copper capitalized all costs incurred on its mineral properties. In the previous year, wages and other costs relating to the Carmacks Copper Project were allocated to exploration expense until the release of the feasibility study in April 2007. Mineral property activity and related costs are discussed in the liquidity and capital resources section.

Stock-based compensation	Three Months Ended		Year Ended
	December 31,		December 31,
In Canadian dollars	2008	2007	2008	2007
(unaudited)	$	$	$	$

EXPLORATION	-	-	-	106,715

ADMINISTRATIVE
Office and	84,808	152,350	389,533	725,797
administration
Promotion and travel	10,594	11,714	36,283	53,240

	95,402	164,064	425,816	885,752

Wages and salaries	Three Months Ended		Year Ended
	December 31,		December 31,
In Canadian dollars	2008	2007	2008	2007
(unaudited)	$	$	$	$

EXPLORATION	-	-	-	159,866

ADMINISTRATIVE
Office and	205,395	218,209	636,979	696,112
administration
Promotion and travel	19,500	22,617	68,250	85,716

	224,895	240,826	705,229	941,694

iii)

Promotion and travel decreased by $310,000 because the Company made a conscious effort to minimize discretionary expenses such as advertising and annual report production in 2008. Western Copper also participated in less road shows in the current year as compared to the previous year. This significantly reduced travel costs.

iv)

Western Copper continues to earn interest on its cash deposits held at banks and on its short- term investments. As the Company uses its working capital to fund operations and mineral property development, its interest bearing balances have been decreasing. This has led to lower year-over-year interest income. Interest income has also decreased compared to prior year because the Bank of Canada has significantly lowered its key interest rate over the past twelve months. Decreasing interest income is expected to continue as interest bearing balances are used to fund on-going operations.

v)

Near the end of 2008, the Company reassessed the Sierra Almoloya property and decided to abandon the claims. As a result, Western Copper wrote-off all costs capitalized to property. These costs totalled $405,000. There were no write-downs in the prior year.

vi)

The future income tax recovery for the quarter and year ended December 31, 2008 is due to enacted tax rate changes by the British Columbia government and reversal of amounts previously allocated to Sierra Almoloya. In December 2007, the Canadian federal government enacted a reduction in the Canadian federal income tax rates. The reduction resulted in a future income tax recovery of $1,446,279. The Company estimates that the future income tax liability relating to its mineral properties will be realized in or after the 2012 taxation year.

            The scale and nature of the Company’s operations has remained consistent with 2007 and this trend is expected to continue in 2009. Throughout the year, the Company will be monitoring market conditions and if the current conditions persist, it may decide to undertake initiatives to considerably reduce costs to conserve cash.

2007

            Western Copper had a loss of $3.2 million ($0.05 per common share) for the year ended December 31, 2007. This compares with a loss of $3.2 million ($0.06 per common share) during 2006. There are a number of large items that caused the 2007 loss to remain consistent with the loss in 2006.

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

            The total amount of administrative costs was greater in 2007 than in 2006 because Western Copper operated for the entire year in 2007 as compared to only eight months in 2006. The scale and nature of the Company’s operations, however, remained consistent with 2006.

            Almost half the administrative expenses during the year ended December 31, 2007 relate to employee wages and to stock-based compensation. These costs have been allocated to the following line items:

	Employee	Stock-based
	wages	compensation

Exploration	$159,866	$106,715
Office and administration	696,112	725,797
Promotion and travel	85,716	53,240

	$941,694	$885,752

2006

            Western Copper began operations on May 3, 2006. Results of operations prior to that date represent the results of Western Silver’s copper business. Results for the year ended December 31, 2007 are not comparable to the year ended December 31, 2006 as all amounts prior to May 3, 2006 only represent direct exploration expenditures incurred by Western Silver on the Carmacks Copper Project and the Sierra Almoloya property and an allocation of Western Silver’s general and administrative expenses based on mineral property costs deferred on the Carmacks Copper Project and the Sierra Almoloya property during each year presented compared to all mineral property costs deferred by Western Silver during each year presented.

            Western Copper had a loss of $3.2 million ($0.06 per share) for the year ended December 31, 2006. Costs relating to the Carmacks Copper Project accounted for the majority of the Company’s expenditures during the year ended December 31, 2006 as Western Copper continued its exploration work on the project.

            Our 2006 drill program on the Carmacks property concluded in November 2006. Major expenditures relating to this program include direct drilling costs ($983,000), project management and geological services ($441,000), and site costs ($431,000). During 2006, Western Copper also continued work on the permitting process ($360,000) and the updated feasibility study ($228,000).

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

B. Liquidity and Capital Resources.

            In addition to its cash and cash equivalents, the Company had $8.03 million in short-term investments as at December 31, 2008. Cash, cash equivalents, and short-term investments totaled $13.1 million. Working capital decreased from $23.0 million as at December 31, 2007 to $12.4 million as at December 31, 2008.

            Cash and cash equivalents comprise cash deposits held at banks. Short-term investments consist of Guaranteed Investment Certificates (“GIC”) from major Canadian banks that are cashable at the Company’s discretion without interest penalty. Western Copper does not have any exposure to Asset-Backed Commercial Paper.

            Western Copper is an exploration stage enterprise. As at December 31, 2008, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

            Based on its current estimates, management expects that Western Copper will have sufficient working capital to fund its administrative expenses and its mineral property costs in 2009. The Company will have to raise additional capital prior to building any of its projects in order to fund construction costs.

            The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

            The significant components of operating activities are discussed above under the ‘operating results’ section.

            Stock option exercises were the only financing activities in 2008 and 2007. As at March 26, 2009, most stock options outstanding are “out of the money”. Unless there is a significant increase in the Company’s stock price, Western Copper does not expect a significant amount of stock option exercises in 2009.

            The Company purchased Guaranteed Investment Certificates (“GIC”) with principal amounts totaling $8 million in 2008. In the previous year, Western Copper cashed a Guaranteed Investment Certificate in the amount of $34.8 million. That transaction accounted for the large amount of cash provided from investing activities during 2007.

             The Company expended $8.7 million on mineral property expenditures this year compared to $9.8 million in 2007. The majority of these costs were spent on the Carmacks Copper Project and the Casino property.

            The mineral property additions shown below represent costs incurred, not necessarily cash spent, on mineral property expenditures, but mineral property costs incurred are a good representation of Western Copper’s 2008 mineral property expenditures.

	Carmacks	Casino
	Copper Project
	$	$
December 31, 2007	11,068,926	15,773,824

Cash items
Advanced royalty	100,000	-
Claims maintenance	16,922	4,484
Detailed engineering	2,486,315	-
Engineering studies	-	1,242,267
Exploration	72,350	1,688,039
Permitting	506,398	1,613,993
Salary and wages	219,213	296,703
	3,401,198	4,845,486
Non-cash items
Amortization	-	27,352
Future income tax	52,505	52,453
Stock-based
compensation	122,514	122,390
	175,019	202,195

December 31, 2008	14,645,143	20,821,505

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

E.        Off-Balance Sheet Arrangements.

            We have no off-balance sheet arrangements.

F.        Tabular Disclosure of Contractual Obligations.

	Payments due by period
Contractual Obligations - December 31, 2008	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Vancouver, BC office lease	$227,828	$227,828	-	-	-
Whitehorse, YT office lease	$ 69,984	$ 23,328	$46,656	-	-
Total	$297,812	$251,156	$46,656	-	-

Mineral property obligations are listed under Item 4.D. Property, Plant, and Equipment.

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

David Williams, MBA
Director

Mr. Williams obtained a Master of Business Administration Degree from Queens University in 1964 and a Doctor of Civil Laws Degree from Bishops University in 1966, where the Business Faculty is named in his honor. Mr. Williams currently manages investments for his family holding company and is involved in a number of charitable organizations. He is the Chairman of Radiant Energy and a director of Calvalley Petroleum, Resin Systems, Atlantis Systems, Newport Partners Income Fund, and Roador Inc.

Corey Dean, B. Comm., L.L.B
Corporate Secretary

Mr. Dean has practiced corporate, securities and natural resource law with a focus on corporate finance and mergers and acquisitions since 1981. He was educated at the University of British Columbia where he received his B.Comm. in 1979 and his LL.B. in 1980. Since 1987, he has been a partner of the firm of DuMoulin Black LLP, a law firm focused on corporate finance for public companies, and is currently managing partner of the firm. Mr. Dean has an extensive corporate and securities practice with particular emphasis on mergers and acquisitions as well as public and private financings and corporate governance matters. He has advised numerous clients in listing matters on stock exchanges and in cross border financings. He acts as counsel for corporate clients engaged in various industry sectors but primarily in mineral exploration, development and operations.

Paul West-Sells, Ph. D.
Executive Vice President, Corporate Development

Dr. West-Sells has over 15 years experience in the mining industry. Since obtaining his Ph.D. from the University of British Columbia in Metallurgical Engineering, he has worked with BHP, Placer Dome, and Barrick in a series of increasingly senior roles in Research and Development and Project Development. Dr. West-Sells joined Western Copper Corporation in 2006 to provide metallurgical support to Western Copper’s projects. Prior to his current appointment he led the advancement of the Casino copper-gold-molybdenum Project through pre-feasibility engineering to permitting.

Jonathan Clegg, P.Eng.
Vice President, Engineering

Since receiving his degree in civil engineering from Cambridge University in 1974, Mr. Clegg has over 30 years of experience in the design, management and construction of mining related projects. This experience has encompassed all phases of project development from initial studies to project start-up. Mr. Clegg has also worked on infrastructure and petrochemical projects. From 1974 to 1979, Mr. Clegg worked in South Africa on a number of projects, joining Kilborn Engineering there in 1977. In 1979 he moved to Canada with Kilborn remaining with the company until 2002. From 1999 to 2002 he was Vice President and General Manager of Kilborn Engineering Pacific Ltd. In 2003 he joined Western Silver Corporation as V.P. Engineering, focusing mostly on the Peñasquito Project, until the company was acquired by Glamis Gold Ltd. Mr Clegg was appointed V.P. Engineering for Western Copper when the company was formed in 2006.

Claire Derome, B. Sc., M. Ed.
Vice President, Government and Community Relations

Ms. Derome is a Whitehorse -Yukon resident and a graduate of Université du Québec where she completed a B.Sc. in Geology and a Master (M.Ed.) in School Administration. Before joining Western Copper, she was a Director for Yukon Government’s Economic Development Department. During her 20 years career before joining Yukon Government, Ms. Derome held senior management position in the mining and resource industry. She was a board member of provincial, national and international industry associations including the Gold Institute and the Mining Association of Canada. She is the Quebec Prospectors and Developers Association’s “1997 - Entrepreneur of the Year” award recipient. In 1994 she founded McWatters Mining Inc. (“McWatters”) and was President, CEO and a director until August 2003. She grew McWatters through a series of merger and acquisition from a junior exploration company to a mid-size gold producer; after a prolonged period of low gold prices and under the protection of the Companies' Creditors Arrangement Act ("CCAA") she directed a reorganization of McWatters’ capital between February 2001 and April 2002. In 1996 she founded Exploration Maude Lake Inc., a junior exploration company and was President, CEO and a director from 1996 to 1997 and chair of the board from 1998 to 2000. From 1998 to 2001 she was a director of Alliance Forest Product Inc., a large Pulp and Paper Company (now part of Abitibi-Bowater Inc.). From 1997 to 1999 she was appointed chair of the board of SOQUEM (Société Québécoise d’Exploration Minière, a Quebec Crown Corporation).

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

The following table outlines other positions held by Directors and Officers of the Company with other publicly-traded companies:

Name	Position at Western Copper Corporation	Other director or officer roles
ROSS BEATY	Director and Co-Chairman of the Board of Directors	Pan American Silver Corp.
DAVID WILLIAMS	Director	Atlantis Systems Corp.
Calvalley Petroleum Inc.
Newport Partners Income Fund
Radiant Energy Corp.
Resin Systems Inc.
Roador Inc.
SQI Diagnostic Inc.
KLAUS ZEITLER	Director	Amerigo Resources Ltd.
Candente Resource Corp.
Los Andes Copper Ltd.
ROBERT GAYTON	Director	Amerigo Resources Ltd.
B2 Gold Corp.
Eastern Platinum Limited
Intrinsyc Software Inc.
Nevsun Resources Ltd.
Palo Duro Energy Inc.
Quaterra Resources Inc.
Silvercorp Metals Inc.
Trans National Minerals Inc.
COREY DEAN	Corporate Secretary	Bear Creek Mining Corporation
Rio Cristal Zinc Corporation
JULIEN FRANCOIS	Chief Financial Officer	Bryant Resources Inc.

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

Compensation of Senior Management

             For the fiscal year ending December 31, 2008, we have provided salary and other compensation to members of senior management as follows:

Name	Salary	Stock Options
F. Dale Corman
Chief Executive Officer and President	$245,833 [1]	25,000[2]
Paul West-Sells
Executive Vice President, Corporate Development	$134,167 [1]	75,000[2]
Jonathan Clegg	$150,000	75,000[2]
Vice President, Engineering
Claire Derome
Vice President, Government and Community Relations	$75,000 [1]	150,000[3]
Julien François	$150,000	75,000[2]
Vice President, Finance and Chief Financial Officer

[1]

Dale Corman’s salary at the end of 2008 was $200,000 per year. Mr. West-Sells was appointed to this position on November 20, 2008. The annual salary for his new position is $180,000. Claire Derome was hired on July 1, 2008. Her annual salary is $150,000.

[2]

Granted under the stock option plan described above, and exercisable at $1.25 per share within 5 years after the June 24, 2008 date of grant, subject to vesting at the rate of one-third of the options on each date that is 12, 18 and 24 months following the date of grant.

[3]

Granted under the stock option plan described above, and exercisable at $1.39 per share within 5 years after the August 5, 2008 date of grant, subject to vesting at the rate of one-third of the options on each date that is 12, 18 and 24 months following the date of grant.

Compensation of Directors

            Each of our non-employee directors is entitled to a fee of $20,000 per year for service as a director, and $800 for each meeting of the Board or a committee of the Board attended in person or by telephone. The chair of the audit committee receives an additional fee of $5,000 per year, subject to annual review.

            The Company granted 25,000 stock options to each appointed non-employee director on June 24, 2008. The stock options are exercisable at $1.25 per share within 5 years from the date of grant, subject to vesting at the rate of one-third of the number of stock options on each date that is 12, 18 and 24 months following the date of grant.

             Directors do not have service contracts that provide for benefits upon termination.

C.        Board Practices.

            Each director is elected at the annual general meeting of shareholders for a one year term. Our Board of Directors is comprised of Ross Beaty, Dale Corman, Robert Gayton, David Williams, and Klaus Zeitler. Ross Beaty was appointed November 30, 2006. All of the other directors have served since May 3, 2006.

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

            The Committee must meet at least twice annually. The Committee is responsible to annually to review and approve the corporate goals and objectives for the chief executive officer, chief operating officer and chief financial officer, and evaluate their respective performance. The Committee is also responsible to review and determine the base salary, incentive compensation and long-term compensation for each of such officers on an annual basis. Determination of long term incentives must include consideration of Western Copper’s performance, relative shareholder return, and the value of similar incentive compensation for such executives at comparable companies. Duties of the Committee include overseeing and monitoring employee compensation strategies and benefits, as well as making recommendations to the Board with respect to incentive compensation and equity based plans. The Committee must produce for review and approval by the full Board a report on executive compensation for inclusion in our information circular for its annual general meeting.

              Corporate Governance and Nominating Committee

            The corporate governance and nominating committee is comprised of David Williams and Robert Gayton. The Board of Directors adopted a charter for this Committee. It assists the Board in fulfilling its responsibility to shareholders, potential shareholders and the investment community by administering the nomination process for directors of Western Copper. The Committee must be comprised of at least two directors, each of whom is independent of management and free of any relationship that would interfere with the exercise of independent judgment. The Committee must meet at least twice annually. Its responsibilities include, among others: reviewing and assessing the effectiveness of the Board, the committees of the Board, and individual performance of directors; considering and reviewing criteria for selecting candidates for election to the Board; recommending individuals for nomination for election as directors; recommending persons to serve on committees of the Board; and reviewing and approving appropriate orientation and education of new members of the Board.

              Other Board Practices

            The Board has also established an Environmental, Health and Safety Committee, adopted a Code of Business Conduct and Ethics, and adopted investment, employee, confidentiality, insider trading, safety and environmental, whistleblower and disclosure policies.

D.        Employees.

            As at December 31, 2008, Western Copper had 12 employees. Eleven employees are located in Canada and one works in both Canada and in the United States.

E.        Share Ownership.

            Share ownership information is current as at March 26, 2009.

Name, Position and Province of Residence(1)(2)	Principal Occupation	No. of Securities(3)	Percentage(3)
Ross Beaty Co-Chairman of the Board of Directors British Columbia, CA	Chairman of Pan American Silver Corp.	5,497,567 (4)	7.5%
F. Dale Corman Co-Chairman of the Board of Directors, Chief Executive Officer and President British Columbia, CA		4,793,566	6.6%
Robert Gayton Director British Columbia, CA	Chartered Accountant; Vice- President Finance of Western Silver Corporation (1995 to January 2004); financial consultant to the mineral exploration and technology industries since 1990.	159,566	0.2%

Name, Position and Province of Residence(1)(2)	Principal Occupation	No. of Securities(3)	Percentage(3)
David Williams Director Ontario, Canada	President of Roxborough Holdings Limited, a private company, since 1995.	841,666(5)	1.2%
Klaus Zeitler Director British Columbia, CA	President of Amerigo Resources Ltd.	151,666	0.2%
Corey Dean Corporate Secretary British Columbia, CA	Partner, DuMoulin Black LLP	50,000	0.1%
Paul West-Sells Exec. VP Corporate Development British Columbia, CA		153,333	0.2%
Jonathan Clegg Vice President Engineering British Columbia, CA		405,000	0.6%
Claire Derome Vice President Government and Community Relations Yukon, CA		16,500	< 0.1%
Julien François Chief Financial Officer British Columbia, CA		216,500	0.3%

(1)	The information as to residence and principal occupation, not being within our knowledge, has been furnished by the respective directors and officers individually.

(2)	Directors serve until the earlier of the next annual general meeting or their resignation.

(3)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 26, 2009, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 72,819,036 shares of common stock outstanding as of March 26, 2009. Refer to the ‘Terms of options deemed to be outstanding’, below, for details for stock options included in share ownership.

(4)	1,812,500 of these shares are held by Kestrel Holdings Ltd., a private company controlled by Mr. Beaty.

(5)	150,000 of these shares are held by Seed Foundation, a private company controlled by Mr. Williams.

Terms of options deemed to be outstanding

Name	No. of options currently exercisable or exercisable in the next 60 days	Expiry date	Exercise Price
Ross Beaty Co-Chairman of the Board of Directors	30,000	January 13, 2011	$0.36
	100,000	January 22, 2012	1.25
	16,666	June 6, 2012	1.88
F. Dale Corman Chair of the Board of Directors, Chief Executive Officer and President	90,000	May 25, 2010	0.88
	200,000	May 16, 2011	2.00
	16,666	June 6, 2012	1.88
Robert Gayton Director	25,000	May 25, 2010	0.88
	100,000	May 16, 2011	2.00
	16,666	June 6, 2012	1.88
David Williams Director	100,000	May 16, 2011	2.00
	16,666	June 6, 2012	1.88
Klaus Zeitler Director	25,000	May 25, 2010	0.88
	100,000	May 16, 2011	2.00
	16,666	June 6, 2012	1.88
Corey Dean Corporate Secretary	50,000	May 16, 2011	2.00
Paul West-Sells Executive VP Corporate Development	100,000	January 22, 2012	1.25
	33,333	June 6, 2012	1.88
Jonathan Clegg Vice President Engineering	105,000	May 25, 2010	0.88
	150,000	May 16, 2011	2.00
	50,000	June 6, 2012	1.88
Julien François Chief Financial Officer	13,500	May 25, 2010	0.88
	150,000	May 16, 2011	2.00
	50,000	June 6, 2012	1.88

Item 7.    Major Shareholders and Related Party Transactions

A.            Major Shareholders.

                To the Company’s knowledge, the only shareholders who beneficially own greater than 5% of our common shares are Ross Beaty and Dale Corman. These individuals do not have different voting rights than other shareholders. Refer to Item 6.E for related share ownership information.

B.            Related Party Transactions.

                During the year ended December 31, 2008, the Company charged overhead expenses to one of its directors in the amount of $7,348 (2007-$7,285, 2006-$4,665). The Company credited this amount against office and administration expenses on the statement of loss.

                Related party transactions are measured at the exchange amount.

C.            Interests of Experts and Counsel.

Not applicable.

Item 8.    Financial Information

A.            Consolidated Statements and Other Financial Information.

                This annual report contains the audited financial statements of Western Copper for the years ended December 31, 2008, 2007, and 2006. These statements include Western Copper’s Balance Sheets as at December 31, 2008 and 2007, Statements of Loss and Deficit for the years ended December 31, 2008, 2007, and 2006, Statements of Cash Flows for the years ended December 31, 2008, 2007, and 2006, as well as the notes related thereto, and the auditor’s report thereon dated March 26, 2009.

B.            Significant Changes.

                There has been no significant event that has occurred subsequent to the date of the most recent consolidated financial statements.

Item 9.    The Offer and Listing

A.            Offer and Listing Details.

                The following table indicates the monthly high and low closing market prices for our common shares, as determined by the Toronto Stock Exchange under the ticker symbol “WRN” from October 1, 2008 to March 26, 2009:

Month	High	Low
March 1 – 26, 2009	0.48	0.24
February 2009	0.48	0.29
January 2009	0.38	0.24
December 2008	0.32	0.21
November 2008	0.37	0.28
October 2008	0.80	0.30

                The following table indicates the quarterly high and low closing market prices for our common shares, as determined by the Toronto Stock Exchange under the ticker symbol “WRN” from May 15, 2006 to December 31, 2008:

Quarter	High	Low
Oct. – Dec. 2008	0.80	0.21
July – Sept. 2008	1.50	0.81
April - June 2008	1.54	1.00
Jan. - March 2008	0.75	1.25
Oct. – Dec. 2007	1.83	0.90
July – Sept. 2007	2.00	1.24
April - June 2007	2.40	1.55
Jan. - March 2007	2.46	1.05
Oct. – Dec. 2006	1.58	0.90
July – Sept. 2006	1.40	0.92
May – June 2006	2.30	1.05

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

B.            Memorandum and Articles of Association.

                The information required under Item 10.B. has been previously reported in Western Copper ‘s registration statement – amendment #3 on Form 20-F filed with the U.S. Securities Exchange Commission on April 11, 2007. The articles of incorporation have been previously reported in the Company’s 2007 annual report of foreign private issuers on Form 20-F filed on June 20, 2008.

C.            Material Contracts.

                The Company has entered into the following material contracts, other than in the ordinary course of business:

1.

Option Agreement dated July 2002 between CRS Copper Resources Corp. and Great Basin Gold Ltd. which was assigned to the Company pursuant to the plan of arrangement with Lumina Resources Corp. See Item 4.D. Property, Plant, and Equipment – Casino Property.

2.

Option Agreement dated February 2005 between Regalito and Electra Gold Ltd. which was assigned to the Company pursuant to the plan of arrangement with Lumina Resources Corp. See Item 4.D. Property, Plant, and Equipment – Hushamu Property.

3.	Option Agreement dated August 15, 2008 between Western Copper Corporation and IMA Exploration Inc. See Item 4.D. Property, Plant, and Equipment – Hushamu Property.

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

Assumptions Regarding Western Copper

This summary is based upon certain understandings and assumptions with respect to the business, assets and shareholders of Western Copper, including that: (i) Western Copper is, nor at any time has been, and will not be a “controlled foreign corporation” as defined in Section 957 of the Code (“CFC”), and (ii) that Western Copper will be a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the Code (see the discussion under “PFIC Rules” below) for its taxable year ending December 31, 2008. Western Copper believes that it is not and has never been a CFC and Western Copper does not expect to become a CFC in the future. Western Copper expects to be a PFIC for United States federal income tax purposes for its year ending December 31, 2008. In the event that one or more of such understandings or assumptions proves to be inaccurate, the following summary may not apply and material adverse U.S. federal income tax consequences may result to U.S. Holders.

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

Material U.S. Federal Income Tax Considerations Relating to the Ownership of Western Copper Common Shares

The following discussion of the treatment of future distributions from Western Copper, and the sale or exchange of Western Copper common shares, is subject to the PFIC rules discussed below. It is expected that Western Copper will be treated as a PFIC.

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

Under the other elective alternative tax regime, a U.S. Holder who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). PFIC stock generally is marketable if: (1) it is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on the national market system established under Section 11A of the Securities and Exchange Act of 1934, or (2) it is regularly traded on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made.

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

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Western Copper common shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares are transferred. Each U.S. Holder of Western Copper common shares is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

For any period Western Copper is a PFIC, each U.S. Holder will be required annually to file an IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with such U.S. Holder’s timely filed income tax return (or directly with the IRS if the U.S. Holder is not required to file an income tax return). A U.S. Holder choosing to make a QEF election also must include with its income tax return a shareholder election statement and the PFIC annual information statement that Western Copper will provide.

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

U.S. Backup Withholding and Information Reporting

Proceeds from the sale of, and dividend, on Western Copper common shares paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at 28% unless the U.S. Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowable as a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS. Generally, if the U.S. Holder has made a qualified QEF election, the foreign tax credit is allowable against U.S. taxes paid with respect to deemed inclusions in the U.S. Holder’s taxable income under the QEF rules. Among other things, any dividends or inclusions under the PFIC rules for a year in which 50% or more of the total voting power or value of Western Copper’s shares is owned by United States Persons may be treated in part as United States source income under Section 904(h) of the Code. Taxpayers who do not elect to claim foreign tax credits for a taxable year may be able to deduct any such foreign income tax withheld.

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

F.            Dividends and Paying Agents.

Not applicable.

G.            Statement by Experts.

Not applicable.

H.            Documents on Display.

                We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20459. You may also obtain information on the operation of the public reference room by calling 1-800-SEC-0330. The Securities and Exchange Commission also maintains an internet website at www.sec.gov that contains reports and other information we file electronically with the Securities and Exchange Commission.

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

None.

Item 14.            Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.   Controls and Procedures

A.            Disclosure controls and procedures.

                As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2008, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that because of the material weakness identified in Management’s Report on Internal Control over Financial Reporting, the Company’s disclosure controls and procedures were not effective during the period covered by this annual report.

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

                There has been no material change in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Item 16.    Other items

A.            Audit Committee Financial Expert

                Robert J. Gayton, B.Comm., Ph.D., FCA is the audit committee financial expert and is an independent director. Refer to Item 6.A. for a description of his qualifications and experience.

B.            Code of Ethics

                Western Copper has adopted a code of ethics for its employees, including the Chief Executive Officer and the Chief Financial Officer. All employees and directors have confirmed that they have read and will comply with the code of ethics.

                We will provide the code of ethics to any person, without charge, upon request, a copy of such code of ethics. The request may be made by email, telephone, or regular mail. The code of ethics is also available on the website at www.westerncoppercorp.com.

C.            Principal Accountant Fees and Services

                The following sets out the aggregate fees billed by the Company’s external auditors for the year ended December 31, 2008.

Audit fees	Audit related fees[1]	Tax fees[2]	All other fees[3]	Total
$161,470	$31,500	$24,750	3,000	$220,720

1.	Fees charged for assurance and related services reasonably related to the performance of an audit and not included under “Audit fees”;
2.	Fees charged for tax compliance, tax advice, and tax planning services; and
3.	Fees for services other than disclosed in any other column.

                All non-audit services are pre-approved by the audit committee. Before approval is given, the audit committee examines the independence of the external auditor in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

D.            Exemption from the Listing Standards for Audit Committees

None.

E.            Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

F.            Change in Registrant’s Certifying Accountant

None.

G.            Corporate Governance

Not applicable.

PART III

Item 17.    Financial Statements Audited Financial Statements

Management Report on Internal Control over Financial Reporting dated March 26, 2009

Independent Auditors’ Report dated March 26, 2009

Consolidated Balance Sheets at December 31, 2008 and 2007

Consolidated Statements of Loss, Comprehensive Loss, and Deficit for the years ended December 31, 2008, 2007, and 2006

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007, and 2006

Consolidated Statements of Shareholders’ Equity

Notes to Consolidated Financial Statements (including note 17 “Material differences between Canadian and United States generally accepted accounting principles (GAAP)”)

Notes to Financial Statements

Item 18.    Financial Statements

See Item 17.

Item 19.    Exhibits

Exhibit
Number	Description of Documents

1.1	Certificate of Incorporation dated March 17, 2006[1]

1.2	Notice of Articles issued December 12, 2006[2]

1.3	Articles of Incorporation dated March 17, 2006[2]

8.1	List of subsidiaries

12.1	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002

17.1	Audited Consolidated Financial Statements the for years ended December 31, 2008, 2007, and 2006

1.	Incorporated by reference to Amendment #3 of our Registration Statement on Form 20-FR filed on April 11, 2007.
2.	Incorporated by reference to the Company’s 2007 Form 20-F filed on June 20, 2008.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Western Copper Corporation Registrant

	/s/	F. Dale Corman
	Name:	F. Dale Corman
Date: March 31, 2009	Title:	Chief Executive Officer and President

	/s/	Julien François
	Name:	Julien François
Date: March 31, 2009	Title:	Chief Financial Officer

58

EXHIBIT 8.1

LIST OF SUBSIDIARIES

59

EXHIBIT 12.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

60

EXHIBIT 12.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

61

EXHIBIT 13.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

62

EXHIBIT 13.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

63

EXHIBIT 17.1

AUDITED FINANCIAL STATEMENTS

64