Form 20-F
period 2009-12-31
Western Copper CORP
filed 2010-03-30
CIK 1364125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

79,275,036

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

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards	Other [X]
by the International Acconting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

This annual report may use the terms “Proven Mineral Reserve” and “Probable Mineral Reserve”. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, they may be defined differently by the U.S. Securities and Exchange Commission. The Proven and Probable Mineral Reserves disclosed in this annual report do not meet the standards of U.S. Securities and Exchange Commission Industry Guide 7 because our company will not have the legal right to extract the ore until we have obtained the necessary permits.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this annual report on Form 20-F that are not historical facts are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Western Copper Corporation (“Western Copper”) to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this annual report. Although Western Copper has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western Copper does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events except as required by applicable securities laws.

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

          Although Western Copper Corporation’s primary financial statements are prepared using Canadian Generally Accepted Accounting Principles (GAAP), the following financial data is presented on the basis of US GAAP.

          The selected historical consolidated financial data set out below for each of the three years ended December 31, 2009 and as at December 31, 2009 and 2008 have been derived from Western Copper’s audited consolidated financial statements and US GAAP reconciliation note for those years and as of those dates. The selected historical consolidated financial data for each of the two years ended December 31, 2006, and as at December 31, 2007, 2006 and 2005 have been derived from Western Copper’s audited consolidated financial statements and US GAAP reconciliation notes for those years and as of that date, which are not included in this annual report.

          Western Copper Corporation (“Western Copper”, “we”, or the “Company”) began operations on May 3, 2006. Financial statement information prior to this date reflects the financial position, statements of loss and deficit and cash flows of the related copper business of Western Silver. This information has previously been reported as Western Copper Business.

          The allocation of Western Silver’s general and administrative expenses was calculated on the basis of the ratio of costs deferred by Western Silver on the Carmacks and Almoloya mineral properties under Canadian GAAP in each year presented as compared to the costs deferred on all mineral properties in each of these years. The consolidated financial statements have been presented under the continuity-of-interests basis of accounting with balance sheet amounts based on the amounts recorded by Western Silver.

          The statement of loss for the year ended December 31, 2006 includes the direct exploration expenses incurred on the Carmacks Copper Project, an allocation of Western Silver’s general and administrative expenses incurred up to May 3, 2006, and the expenses incurred directly by Western Copper for the remainder of the year.

Balance Sheet Data	As at December 31,

	2009	2008	2007	2006	2005
	$	$	$	$	$
Current assets	13,795,726	13,216,359	23,898,757	37,399,985	-
Reclamation obligation	80,300	-	-	-	-
Property and equipment	209,506	297,551	63,273	98,172	109,327
Mineral properties	47,024,377	47,024,377	46,944,377	45,884,377	4,000,000
Total assets	61,109,909	60,538,287	70,906,407	83,382,534	4,109,327

Accounts payable and accrued liabilities	1,097,409	797,898	907,825	737,314	100,000
Other liabilities	685,000	-	-	-	-
Future income tax liability	5,889,542	7,572,831	9,414,428	11,614,580	-
Total liabilities	7,671,951	8,370,729	10,322,253	12,351,894	100,000

Share capital	77,567,251	71,951,130	71,883,630	69,913,797	-
Contributed surplus	25,921,463	22,698,985	22,091,594	22,455,594	22,002,077
Deficit	(50,050,756)	(42,482,557)	(33,391,070)	(21,338,751)	(17,992,750)
Total shareholders’ equity	53,437,958	52,167,558	60,584,154	71,030,640	4,009,327
Total liabilities and shareholders’ equity	61,109,909	60,537,287	70,906,407	83,382,534	4,109,327

Net assets	53,437,958	52,167,558	60,584,154	71,030,640	4,009,327

Statement of Operations Data	For the year ended December 31,

	2009	2008	2007	2006	2005
	$	$	$	$	$
Exploration expenses	6,995,434	8,727,133	12,017,665	3,758,427	481,552
Administrative expenses	2,483,434	2,753,795	3,491,571	2,344,378	49,483
Interest income	(238,166)	(599,575)	(1,276,014)	(1,922,341)	-
Gain on sale of marketable securities	-	-	-	(797,312)	-
Foreign exchange	10,786	51,731	19,249	(37,151)	-
Loss before income taxes	9,251,488	10,933,084	14,252,471	3,346,001	531,035
Future income tax recovery	(1,683,289)	(1,841,597)	(2,200,152)	-	-
Loss and comprehensive loss	7,568,199	9,091,487	12,052,319	3,346,001	531,035

Weighted Average number of common shares outstanding	74,897,792	72,792,941	72,488,711	52,481,505	-
Basic and diluted loss per share	0.10	0.12	0.17	0.06	-

EXCHANGE RATE DATA

          On March 25, 2010, the exchange rate for Canadian dollars expressed in U.S. dollars (i.e. U.S. dollars required to purchase one Canadian dollar), based on the Bank of Canada noon rate was 0.9815.

          The following table sets out, for each of the previous six months, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, based on the Bank of Canada noon rate:

Month	Low	High
March 1 - 25, 2010	0.9888	0.9596
February 2010	0.9597	0.9316
January 2010	0.9755	0.9384
December 2009	0.9611	0.9334
November 2009	0.9560	0.9308
October 2009	0.9716	0.9221

          The following table sets out, for each of the previous five years, average exchange rates for Canadian dollars expressed in U.S. dollars (i.e. U.S. dollars required to purchase one Canadian dollar), and the exchange rate at the end of such period, based on the Bank of Canada noon rate:

Year	Average	Close
2009	0.8757	0.9515
2008	0.9441	0.8166
2007	0.9303	1.0088
2006	0.8817	0.8620
2005	0.8254	0.8598
2004	0.7684	0.8319

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

          Fluctuation of mineral prices may adversely affect our financial results

          Mineral resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors that are beyond our control, including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. Such factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, our properties.

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

          Environmental regulations may adversely affect our projects

          Our operations will be subject to environmental regulations promulgated by various Canadian government agencies from time to time. Violation of existing or future environmental rules may result in various fines and penalties.

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

          Our directors and officers may have conflicts of interest

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

          RISKS ASSOCIATED WITH OUR SECURITIES

          Our shares may experience price volatility

          Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Western Copper include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. Our share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in gold, silver, copper, or molybdenum prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of our shares at any given point in time may not accurately reflect our long-term value.

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

          As at December 31, 2009, our internal control over financial reporting was not effective due to the existence of a material weakness

          Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009, using the criteria established by the Committee of Sponsoring Organization, or COSO, in its Internal Control-Integrated Framework. Based on the assessment, the Company’s management concluded that the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable likelihood that a material misstatement of a company’s financial annual financial statements will not be prevented or detected on a timely basis. As at December 31, 2009, a material weakness, relating to the lack of segregating of duties in the financial accounting process was identified, largely as a result of the fact that the Chief Financial Officer is responsible for preparing, authorizing and reviewing key information for financial statements, as well as preparing and reviewing the resulting financial statements. For further information, please refer to “Management’s Report on Internal Controls over Financial Reporting” contained in the Financial Statements at Item 17 of this report.

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

Item 4. Information on the Company

A.      History and Development of the Company.

          Western Copper Corporation was incorporated under the Business Corporations Act (British Columbia) on March 17, 2006 as a subsidiary to Western Silver Corporation (“Western Silver”).

          Our principal office is located at Suite 2050 – 1111 West Georgia Street, Vancouver, BC V6E 4M3, and our telephone number in Vancouver is (604) 684-9497.

          On May 3, 2006, pursuant to the plan of arrangement between Western Silver and Glamis Gold Ltd (“Glamis”), we were “spun out” from Western Silver. As part of the arrangement, Western Silver transferred the following assets to Western Copper: 100% of the shares of Carmacks Copper Ltd., all of its interest in the Carmacks Copper Project in Yukon Territory, Canada (the “Carmacks Copper Project”), and the Sierra Almoloya property in Chihuahua State, Mexico (the “Sierra Almoloya Project”).

          Western Copper’s shares began trading on the Toronto Stock Exchange under the ticker symbol “WRN” on May 15, 2006.

          On November 30, 2006, the Company acquired Lumina Resources Corporation (“Lumina”). Pursuant to the terms of the agreement, Lumina shareholders received one common share of Western Copper Corporation for each Lumina common share. In return, Western Copper gained the rights to three copper and precious metals properties in Canada. The three properties include the Island Copper/Hushamu property located on Vancouver Island, British Columbia, the Casino property in the Yukon, and the Redstone property in the Northwest Territories.

          In 2008, we abandoned the claims that comprised the Sierra Almoloya Project and have no further interest in the property.

B.      Business Overview.

          Western Copper is a mineral exploration company engaged in the business of acquisition and exploration of mineral properties in geo-politically stable countries. All four of our properties are located in Canada. The Company does not have any producing properties and consequently has no current operating income or cash flow. We are an exploration stage company and have not generated any revenues. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the properties is determined. Commercially viable mineral deposits may not exist on any of the properties.

          Our current focus is on obtaining major permits for the Carmacks Copper Project and on advancing the Casino property by further defining the resources and by collecting environmental data that will help form part of the Project Proposal that will be submitted to permitting agencies in the Yukon in the near future.

          The Company accomplished a number of achievements during 2009 and early 2010, including:

  April 2009 – Western Copper receives the Quartz Mining License for its Carmacks Copper Project;

  July 2009 – Western Copper raises $4 million by issuing 4 million units each comprised of one flow-through common share and half a warrant at a price of $1.00 per unit;

  December 2009 – The Yukon Water Board accepts Western Copper’s Water Use License application relating to the Carmacks Copper Project and sets a date for the public hearing;

  December 2009 - Western Copper raises $9.4 million by issuing 2.15 million units each comprised of one flow-through common share and one warrant at a price of $2.50 per unit; and

  March 2010 – The Carmacks Copper Project public hearing regarding its Water Use License concludes.

          For more information, refer to Item 4.D. property, plant, and equipment

C.      Organizational Structure.

          Western Copper Corporation is a publicly reporting enterprise that has five wholly-owned subsidiaries. These subsidiaries are holding companies for Western Copper’s mineral property interests.

D.      Property, Plant and Equipment.

          The Company’s two most advanced projects are the Carmacks Copper Project and the Casino Project. Both projects are located in Yukon Territory in Canada.

          The process for acquiring mineral rights in the Yukon is governed by territorial legislation under the Yukon Quartz Mining Act. A mineral claim in the Yukon gives holders the right to explore and ultimately develop the property, if appropriate licenses are obtained. Mineral leases hold the same rights and obligations as mineral claims.

          Any individual who is at least 18 years of age has right to acquire a mineral claim under the law of Yukon Territory. Staking is not permitted over active mineral claims or First Nation Land, or within National Parks boundaries.

          When staking a claim, the staker should mark the boundaries of the claim on the ground by using two legal posts. A mineral claim must be rectangular in shape and cannot exceed 1,500 ft. x 1,500 ft. To record a mineral claim, the applications, fees, and other documents must be submitted to the mining recorder’s office within 30 days from the date of staking. A mineral claim remains in good standing for one (1) year after the date it is recorded.

          To maintain the claims for a subsequent one year period, claim holders are required to conduct and file $100 worth of assessment work per claim or pay the same in lieu of work. Up to 750 adjoining claims may be grouped for the purpose of applying the assessment work. Any work in excess of what is required to advance the claims for the following year can be applied to advance the claims for subsequent years.

Casino Project (Yukon, Canada)

Introduction

          The Casino porphyry copper-gold-molybdenum deposit is located, by road, 380 km northwest of Whitehorse, Yukon. It has been the subject of considerable exploration going back to 1967 including a 73,000 m diamond drilling program in the 1990s. The property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006.

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

          During 2009, the Company has continued its permitting efforts by continuing its dialogue with various government agencies and by continuing the 2009 data collection program that will form part of the Project Proposal. Discussions with local communities and First Nations have also continued.

          The Company continues to work on further engineering studies relating to road access and power supply. The aim of these studies is to further improve the economics of the project.

          The Company completed a major drilling program in October 2009. The program was aimed at converting inferred resources into measured and indicated and examining targets identified by the geophysical survey to potentially extend the known area of mineralization. Including the 11,000 metres drilled in 2009, approximately 102,000 metres have been drilled on property to date.

          The drilling program significantly increased the known area of mineralization and identified a new molybdenum zone.

          A deep penetrating geophysical survey conducted in July 2009 identified a number of promising drill targets. These targets were drilled as part of the 2009 drilling program. Several promising zones were discovered, including a lead-zinc-silver zone to the south of the deposit.

          The Company raised $9.4 million in flow-through funds in 2009. A portion of this money was spent on the 2009 drilling program, and the remainder will be spent on further exploration at the Casino property in 2010. Western Copper is mobilizing equipment via winter road and plans to start drilling in early Q2 2010.

          In the event that a production decision is made to put the Casino property into commercial production, the Company will have to make a payment of $1,000,000 to a third party.

          Certain portions of the Casino property are also subject to an option agreement and a royalty agreement.

          The option agreement provides the option holder the right to purchase 55 claims known as the Casino B claims. In order to earn the right to acquire the Casino B claims, the option holder must maintain the Casino A and B claims in good standing until 2020. At that time, the option holder has the right to acquire the Casino B claims for $1 each. The option holder has the right to purchase the Casino B claims at any time by making a $200,000 payment. If the option holder exercises its option, the Casino B Claims will be subject to a 10% Net Profits Interest (“NPI”) payable to CRS Copper Resources Corp. (“CRS”), one of Western Copper’s subsidiaries.

          Other royalties on the property are as follows:

  A 5% NPI on the Casino A claims;
  A 5% NPI on the Casino B claims;
  A 5% NPI on 23 claims comprising northern-east block of Casino property.

          The deposit, as defined in the pre-feasibility study, is on Casino A claims only.

Mineral and Surface Rights

          The Casino property is located in the Whitehorse District of Yukon Territory, Canada. It is 100% owned by CRS Copper Resources Corp., an indirect wholly-owned subsidiary of Western Copper, and consists of 672 quartz mineral claims with the expiry dates from October 13, 2010 to June 5, 2020. These claims cover an area of approximately 11,000 hectares. The Company has obtained the necessary permits to explore its mineral claims.

          The Company does not expect to have to make a renewal payment in 2010 relating to the Casino Project.

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

An exchange rate of $1.00 = US$1.00 was used throughout the study.

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

          Other than the airstrip, little infrastructure currently exists. Either a winter road or barge service will provide early access for construction equipment, camp construction and initial equipment. Mine development will require development of water, sanitation, transportation, power, and communications resources and systems.

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

Mill Ore Reserve:	Ore (000’s tonnes)	Tot Copper (%)	Gold (g/t)	Moly (%)
Proven Mineral Reserve:
Direct Mill Feed	143,804	0.284	0.354	0.0311
Probable Mineral Reserve:
Direct Mill Feed	613,571	0.208	0.225	0.0255
Low Grade Stockpile	156,171	0.163	0.177	0.0095
Total Probable Reserve	769,742	0.199	0.215	0.0223
Proven/Probable Reserve
Direct Mill Feed	757,375	0.222	0.249	0.0266
Low Grade Stockpile	156,171	0.163	0.177	0.0095
Total Mill Ore Reserve	913,546	0.212	0.237	0.0236
Heap Leach Reserve:	Ore (000’s tonnes)	Gold (g/t)	Tot Copper (%)	Moly (%)
Proven Mineral Reserve	34,498	0.545	0.074	N/A
Probable Mineral Reserve	43,419	0.333	0.053	N/A
Total Heap Leach Reserve	77,917	0.427	0.062	N/A

Notes:

1.	No mining dilution has been estimated. The mining recovery is assumed to be 100%.
2.

The final pit design was based on a floating cone model at a copper price of C$2.79 per pound, a molybdenum price of C$14.00 per pound, and a gold price of C$667 per ounce. The exchange rate used was C$1.00 = US$1.00.

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

          The average mill metallurgical recover over the life of mine is estimated to be as follows: Copper – 84%, Molybdenum – 66%, Gold – 67%. The heap metallurgical recovery is as follows: Gold – 50%, Copper – 20%.

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

Capital Costs

          The initial capital investment for complete development of the project is estimated to be $2.1 billion total direct and indirect cost. Of this figure, $1.56 billion are direct and indirect costs for mining, concentrator and infrastructure including access road and port infrastructure. The remaining $550 million is the cost of a complete mine site power plant.

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

          An exchange rate of $1.00 = US$1.00 was used throughout the study.

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

Carmacks Copper Project (Yukon, Canada)

Introduction and Summary

          We are the indirect owner of the Carmacks Copper Project located in Yukon, Canada. The Carmacks Copper Project hosts an oxide copper deposit, with a small gold component. In the 1990’s, the project was proposed to be an open pit mine with crushing, sulphuric acid heap leaching, solvent extraction and electrowinning processing to produce cathode copper.

          Western Copper’s predecessor company (Western Silver) acquired the Carmacks Copper Project in 1989 from Archer, Cathro & Associates. In 1993, Western Silver completed a full feasibility study on the property, which was subsequently updated in 1995. In 1998, after completing some early engineering work on the project, Western Silver suspended work on the project indefinitely due to low copper prices.

          In late 2004, based in part on renewed optimism in the price of copper, Western Silver agreed with the Yukon Territorial Government to re-enter the permitting process.

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

          On April 15, 2009, the Yukon Government issued the Quartz Mining License for the Carmacks Copper Project. This license permits the Company to begin building the Carmacks Copper Mine and establishes many of the terms and conditions under which the mine will operate.

          The Water Use License is the next and final major milestone of the permitting process and will allow the mine to operate. The Yukon Water Board public hearing concluded on March 2, 2010. Western Copper awaits the decision from the Yukon Water Board within two to six months from the hearing conclusion date.

          During 2009, the Company focused on permitting with engineering activities limited to those necessary to support the permitting. No further exploration took place in 2009 and none is planned for 2010.

          Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As of March 25, 2010, Western Copper has made $700,000 in advance royalty payments.

Mineral and Surface Rights

          The Carmacks Copper Project is located in the Whitehorse District of Yukon Territory. The mineral claims and leases lie on crown land that is near, but does not encroach on, LSC R-9A, First Nations Surveyed Lands, Class A Land Reserve. Both Little Salmon Carmacks First Nation (LSFN) and Selkirk First Nation (SFN) consider this area to be “traditional” territory.

          The Carmacks Copper Project is 100% owned by Carmacks Copper Ltd., a wholly owned subsidiary of Western Copper. The project area is comprised of 318 quartz mineral claims with expiry dates ranging from August 2010 to March 2016 and 20 quartz leases with expiry dates ranging from October 2019 to March 2025. These mineral claims and leases cover an area of approximately 5,500 hectares.

          Western Copper has the permits necessary to explore the area and anticipates that it will have to pay $210 in claim payments or work-in-lieu during 2010 to renew Carmacks Copper Project mineral claims and mineral leases.

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

          An exchange rate of $1.00 = US$0.85 was used throughout the study.

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

Reserve Class	Ore (000’s of tonnes)	Total Copper (%)	Oxide Copper (%)	Non-Oxide Copper (%)	Gold (g/t)	Silver (g/t)
Proven Mineral Reserve	3,190	1.227	1.028	0.199	0.659	6.20

Probable Mineral Reserve
Open Pit Ore	6,462	1.099	0.938	0.162	0.466	4.49
Estimated dilution	960	0.065	0.043	0.021	0.018	0.20
Total Probable Mineral Reserve	7,422	0.965	0.822	0.144	0.408	3.93

Proven and Probable Mineral
Reserve	10,611	1.044	0.884	0.160	0.483	4.62

Notes:

1.	Losses from mine dilution have been estimated and are incorporated in the reserve estimate.
2.	The final pit design was based on a floating cone at a copper price of $2.00 per pound and an exchange rate of $1.00 = US$0.85.
3.	The SXEW process used to extract copper will not recover the gold or silver contained in the reserve.

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

Permits

          The development of the project is highly dependent upon the issue of appropriate permits. Funding is unlikely to be made available before issue of the key permits. A Quartz Mine License is required before construction can commence. A Type A Water Use License will be required during construction and prior to operation of the mine.

Capital Cost

          The feasibility study specifically examined the capital required to construct the mine site access road, required plant site roads, substations, water systems, a crushing plant, heap leach facility, SXEW processing facility and all other temporary and permanent facilities.

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

Operating Cost

          The operating and maintenance costs for the Carmacks Copper Project operations have been estimated in detail and are summarized by areas of the plant. Cost centers include mine operations, process plant operations, and the General and Administration area. Operating costs were determined for a typical year of operation, based on an annual ore tonnage of 1.73 million tonnes and a copper production of 14,500 tonnes of copper cathode annually. The life-of-mine unit cost per ore tonne is $19.22 and the unit cost per copper pound is C$0.98 (US$0.84) .

          These figures are broken down as follows:

Area	$ per tonne ore
Mining	9.88
Processing	7.64
General and Administration	1.40
Shipping	0.30
Total	$19.22

Financial Analysis

          Annual cash flow projections were estimated over the life of the mine based on the above estimates of capital expenditures, production cost, sales revenue, and salvage values. The cash flow model uses a copper price of US$2.32 which is derived from a three year historical, two year future rolling average as of the end of March 2007. An exchange rate of $1.00 = US$0.85 has been used throughout the study.

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

Island Copper/Hushamu property (British Columbia, Canada)

Introduction and Summary

          The Island Copper property, which we formerly referred to as the Hushamu property, consists of three blocks of mineral claims in a prospective copper-gold porphyry belt located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

          On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

          On August 25, 2008, Western Copper signed an option agreement with IMA Exploration Inc. (“IMA”) that gives IMA the option to earn a 70% interest in the Island Copper property. Pursuant to the terms of the agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA is required to spend an additional $13.1 million towards the completion of a pre-feasibility study on the Hushamu deposit located on the Hushamu claim block. These expenditures, a total of $15 million, and the completion of a pre-feasibility study will earn IMA a 49% interest in the property. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year and an additional 5% by completing mine permitting. The option period began on the execution date of the option agreement.

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

          On September 30, 2009, Kobex Resources Ltd. and International Barytex Resources Ltd. merged with IMA as part of a plan of arrangement. Pursuant to the transaction, IMA changed its name to Kobex Minerals Inc. (“Kobex”).

          Kobex has met the minimum expenditure obligations required in the first year of the agreement and is currently performing an order of magnitude study to assist it in making future decisions regarding the project.

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

Mineral and Surface Rights

          The process for acquiring mineral rights in British Columbia is governed by provincial legislation under the Mineral Tenure Act. A mineral claim in British Columbia gives holders the right to explore and ultimately develop the property, if appropriate licenses are obtained.

          Any individual who is at least 18 years of age or any corporation that holds a valid Free Miner Certificate can acquire a claim under British Columbia law. Mineral claims are acquired using an Internet-based mineral titles administration system called Mineral Titles Online (“MTO”). A mineral claim may be made up of a maximum of 25 adjoining cells. Each cell represents approximately 16-40 hectares and is determined by the MTO registry.

          A claim remains in good standing for one (1) year after the date it is recorded. Claim holders must file value of work of $4.00 per hectare by each of the first, second, and third anniversary date, and $8.00 per hectare by each subsequent anniversary date. If the claim holder has not conducted any activity on the claims during the year, payment may be made in lieu or work. Any work in excess of what is required to advance the claims for the following year can be applied to advance the claims for subsequent years.

          The Island Copper property is 100% owned by Moraga Resources Ltd. (“Moraga”), an indirect wholly-owned subsidiary of Western Copper. The property is comprised of 216 mineral claims covering an area of approximately 42,700 hectares. The mineral claims have expiry dates ranging from August 2011 to August 2016.

          The Company has obtained the necessary permits to explore its mineral claims.

          During the term of the option agreement, Kobex is responsible for maintaining all claims relating to the Island Copper property. There are no payments due in 2010 relating to the Island Copper property.

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

          Western Copper now refers to the Hushamu property as the Island Copper property. All references to the Hushamu property in the report have been changed to the Island Copper property in this annual report. The Hushamu claim block and the Hushamu deposit have not been renamed.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

          The Island Copper property can be reached along logging roads from Port Hardy. The main access to the claim block is via the ‘Wanokana Main’ logging road which commences on the outskirts of Coal Harbour. The Hushamu deposit is about 12 km by logging road from Holberg Inlet. Port Hardy is about 6 or 7 hours traveling time north from Nanaimo via the Island Highway. Port Hardy can also be reached via commercial airline from Vancouver.

          The property is characterized by multiple low, northwesterly to westerly trending hills and ridges bounded by narrow valleys with steep slopes. Elevations range from sea level to 695 m above seas level with ridge tops on the property commonly about 300 m above valley floors.

          The property was actively logged in the early 1990's. Forest cover consists of mature stands of fir, hemlock, spruce and cedar, areas of dense second growth and open clear-cut areas. The ridge tops are open with widely scattered stunted evergreens. Low areas along creeks are covered by thick bush.

          Outcrop exposure is abundant in areas of steep relief and along ridge tops. Thick humus on the forested slopes and residual glacial gravels on the valley floors restrict geologic mapping in these areas.

          The property receives little snowfall in winter and can be effectively explored for 10 months each year. The climate is cool and wet, with windstorms in late fall. There are typically hot, dry spells during the summer when exploration work may be curtailed because of forest fire hazard.

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

Exploration and drilling

          The resource study is based on the results from 114 diamond drill holes completed from 1980 to 1993. Composites 20 feet in length were formed from drill hole data and honoured geologic boundaries. For example, andesite composites only contained drill hole data coded as andesite. Simple statistical studies also show that copper and gold distributions for composited values are different for each of the five rock types. As a result copper and gold values within each of the five rock types were modeled and estimated independently.

The most recent diamond drilling at Island Copper property was performed during fall 2008. The results of drilling performed since the date of the technical report have not been included in the resource estimate.

Mineral Resource Estimate

          A geologic block model for the Hushamu deposit was produced to control the interpolation process. A total of 503,580 blocks, each 100 x 100 x 40 ft. in dimension, were coded with geologic information.

          Ordinary kriging was used to interpolate a grade into each geologic block. A total of 46,515 blocks were estimated.

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

          The Island Copper property is without known ore reserves and any work undertaken by the Company in the future will be exploratory in nature.

Redstone property (Northwest Territories, Canada)

Introduction and Summary

          The Redstone property comprises five mining leases (14,100 acres) and 16 mineral claims (73,000 acres) in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

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

          In September 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“MDRU”) to fund a research project that will aim to provide a better understanding of the regional geology and to identify areas covered by the Company’s existing claims and leases that offer the most exploration potential. No work was possible in 2008.

          MDRU spent approximately two months in the summer of 2009 studying the geology in the area covered by the Redstone claims and leases. A progress report was made to Western Copper in September. The geological modeling will continue with a second site visit in 2010.

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

Item 4A.Unresolved Staff Comments

          None.

Item 5. Operating and Financial Review and Prospects

          The following information is based on our primary financial statements which have been prepared using Canadian Generally Accepted Accounting Principles.

A.      Operating Results.

Year ended December 31, 2009

          Western Copper had a loss of $1.86 million ($0.02 per common share) for the year ended December 31, 2009 compared to a loss of $2.16 million ($0.03 per common share) in 2008. The following items had significant effects on the Company’s operating results:

i)

Western Copper recorded a future income tax recovery of $396,000 in Q4 2009. A similar recovery was recorded in Q4 2008, but at that time, the future income tax recovery of $452,000 was partially off-set by the $405,000 write-down of the Sierra Almoloya mineral property when the Company abandoned those claims. The 2009 future income tax recovery was a result of assets and tax benefits transferred between subsidiaries during the year and a reduction in provincial tax rates expected to apply in 2012.

ii)

Decreasing interest bearing balances and lower interest rates led to a decline in interest income of $362,000 in 2009 as compared to 2008. Western Copper continues to earn interest on its short-term investments, but as the Company uses its working capital to fund operations and mineral property development, its interest bearing balances decrease. These balances increased significantly in July and December, however, as Western Copper raised funds through private placements.

iii)

Costs are generally lower in 2009 because until the equity markets improved around mid- year, the Company made efforts to conserve capital and was in a period of low activity. Once markets began improving, the Company increased its activity, especially in investor relations. Current year professional fees are $204,000 lower than in 2008 due to lower activity in these areas during 2009. Office and administrative expenses declined $121,000 in 2009 due to decreases in information technology, rent, and stock-based compensation costs. Promotion and travel expenditures increased by $60,000 as the Company augmented its marketing efforts.

          Although the Company performed a large exploration program in 2009, the scale and nature of the Company’s administrative activity have remained consistent with the prior year. This trend is expected to continue in 2010 despite the fact that the Company will continue its significant exploration and environmental assessment programs at the Casino property.

Year ended December 31, 2008

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

Stock-based compensation	Three Months Ended		Year Ended
	December 31,		December 31,
In Canadian dollars	2008	2007	2008	2007
(unaudited)	$	$	$	$

EXPLORATION	-	-	-	106,715

ADMINISTRATIVE
Office and administration	84,808	152,350	389,533	725,797
Promotion and travel	10,594	11,714	36,283	53,240

	95,402	164,064	425,816	885,752

Wages and salaries	Three Months Ended		Year Ended
	December 31,		December 31,
In Canadian dollars	2008	2007	2008	2007
(unaudited)	$	$	$	$

EXPLORATION	-	-	-	159,866

ADMINISTRATIVE
Office and administration	205,395	218,209	636,979	696,112
Promotion and travel	19,500	22,617	68,250	85,716

	224,895	240,826	705,229	941,694

iii)

Promotion and travel decreased by $310,000 because the Company made an effort to minimize discretionary expenses such as advertising and annual report production in 2008. Western Copper also participated in fewer road shows in the current year as compared to the previous year. This significantly reduced travel costs.

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

Year ended December 31, 2007

          Western Copper had a loss of $3.2 million ($0.05 per common share) for the year ended December 31, 2007. This compares with a loss of $3.2 million ($0.06 per common share) during 2006. There are a number of large items that caused the 2007 loss to remain consistent with the loss in 2006.

i)

Since the release of the feasibility study on April 26, 2007, on-going costs relating to the Carmacks Copper Project have been capitalized. Prior to this date, the Company had been expensing all exploration costs relating to the project.

ii)

In December 2007, the Canadian federal government enacted a reduction in the Canadian federal income tax rates. The reduction resulted in a future income tax recovery of $1,446,279. The Company estimates that the future income tax liability relating to its mineral properties will be realized in or after the 2012 taxation year.

iii)

The total amount of administrative costs was greater in 2007 than in 2006 because Western Copper operated for the entire year in 2007 as compared to only eight months in 2006. The scale and nature of the Company’s operations, however, remained consistent with 2006.

iv)	Almost half the administrative expenses during the year ended December 31, 2007 relate to employee wages and to stock-based compensation. These costs have been allocated to the following line items:

	Employee	Stock-based
	wages	compensation

Exploration	$159,866	$106,715
Office and administration	696,112	725,797
Promotion and travel	85,716	53,240

	$941,694	$885,752

B.      Liquidity and Capital Resources.

          In addition to its cash and cash equivalents, the Company had $10.2 million in short-term investments as at December 31, 2009. Cash, cash equivalents, and short-term investments totaled $13.7 million. Working capital at December 31, 2009 is $12.7 million. This figure is consistent with the working capital of $12.4 million the Company had at December 31, 2008.

          Working capital is consistent with prior year-end because Western Copper raised $9.4 million in 2009 though the issuance of shares pursuant to private placements. The money raised offset the capital used to finance the Company’s administrative and mineral property expenditures.

          The Company must spend approximately $5.91 million on qualifying Canadian exploration expenditures by December 31, 2010. Otherwise, the Company is required to pay the investors who purchased flow-through shares the difference between the amount of tax benefit that they would have realized had the Company incurred all expenditures renounced in February 2010 by December 31, 2010 and the amount that the investors actually realized.

          Cash and cash equivalents comprise cash deposits held at banks. Short-term investments consist of Guaranteed Investment Certificates (“GIC”) from Canadian chartered banks that are cashable at the Company’s discretion without interest penalty.

          Western Copper is an exploration stage enterprise. As at December 31, 2009, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

          Based on its current estimates, management expects that Western Copper will have sufficient working capital to fund its administrative expenses and its mineral property costs in 2010. The Company will have to raise additional capital prior to building any of its projects in order to fund construction costs.

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

Operating activities

          The significant components of operating activities are discussed in the Operating Results section above.

Financing activities

          Western Copper raised $9.4 million dollars through two private placements in 2009. On July 10, 2009, the Company issued 4 million units at a price of $1.00 per unit. Each unit comprised one flow-through common share and half of a warrant. On December 4, 2009, the Company issued 2.15 million units at a price of $2.50 per unit. Each unit comprised one flow-through common share and a whole warrant.

          During the year ended December 31, 2009, the Company also received $106,583 from the exercise of employee stock options and $251,250 from the exercise of broker warrants.

          There was no significant financing activity in 2008.

Investing activities

          The Company expended a net amount of $6.5 million on mineral property expenditures during the 2009. This compares with $8.7 million during 2008. The majority of these costs were spent on the Casino property and the Carmacks Copper Project.

	Casino	Carmacks
	$	$
December 31, 2008	20,821,505	14,645,143

Cash items
Advanced royalty	-	100,000
Claims maintenance	10,363	4,408
Detailed engineering	-	93,945
Engineering studies	112,991	1,470
Exploration	3,657,287	-
Permitting	1,652,334	673,916
Reclamation obligation	-	80,300
Salary and wages	224,775	215,625
	5,657,750	1,169,664
Non-cash items
Exploration	54,709	-
Future income tax	46,434	42,427
Stock-based compensation	108,394	98,997
	209,489	141,424

December 31, 2009	26,688,744	15,956,231

          Western Copper incurred $2.2 million less mineral property expenditures during 2009 than it did in 2008 because the Company made a decision at the beginning of the year to reduce its spending due to the uncertainty in the capital markets.

          In 2008, Western Copper was progressing quickly on detailed engineering of the Carmacks Copper Project and was working towards completion of the Casino Project pre-feasibility study.

          During the first half of 2009, Western Copper limited its efforts to performing only necessary permitting activities relating to the Carmacks Copper Project and the Casino Project. It was not until capital market conditions somewhat improved around mid-year and the Company had raised some capital that it initiated significant expenditures such as the exploration program at the Casino Project.

          Another factor that led to lower spending this year compared to 2008 is that in Q1 2009 the Company received a mineral exploration tax credit in the amount of $331,000 relating to previous exploration work on its Island Copper property. This amount was credited to mineral properties.

C.      Research and Development, Patents and Licenses, Etc.

          Not applicable.

D.      Trend Information.

          We have not generated operating revenue to date and may remain an exploration stage company for the foreseeable future. We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operations, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of our financial condition.

E.      Off-Balance Sheet Arrangements.

          We have no off-balance sheet arrangements.

F.      Tabular Disclosure of Contractual Obligations.

	Payments due by period
Contractual obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Vancouver, BC office lease	$909,597	$196,637	$624,284	$88,626	-
Whitehorse, YT office lease	$57,270	$28,635	$28,635	-	-
Total	$966,867	$225,272	$652,919	$88,626	-

          Mineral property obligations are listed under Item 4.D. Property, Plant, and Equipment.

Item 6.      Directors, Senior Management and Employees

A.      Directors and Senior Management.

          Dale Corman, B.Sc., P.Eng., has served as Chief Executive Officer, President, Director, and Chairman of the Board Directors since the Company’s inception in 2006. From 1995 to 2006, he was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation. He has 30 years experience as a senior corporate officer of publicly listed companies in Canada and the United States, as well as extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. Mr. Corman received a B.S. in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972.

          Robert M. Byford, FCA, was appointed as a director in 2009. He is a former partner of KPMG LLP and Senior Vice President and Director of KPMG Corporate Finance Inc. He has a background in audit and tax and acquired significant experience with numerous public companies during his 39 years with KPMG and predecessor firms. In 1983 Mr. Byford became Managing Partner of the B.C. Region consulting practice and was a founding partner of the firm’s corporate finance practice. Mr. Byford has acted as lead financial adviser on a wide range of finance, divestiture and acquisition transactions in many industry sectors. He was an elected Governor of the Vancouver Stock Exchange and has been a frequent speaker on corporate governance, securities and corporate finance matters. He graduated from Simon Fraser University in 1969 and obtained his professional qualification as a Chartered Accountant in 1971.

          Robert Gayton, B.Comm., Ph.D., FCA, has served as a Director, and chairman of the Audit Committee since the Company’s inception in 2006. Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976 where he provided audit and consulting services to private and public company clients for 11 years. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton is a director of several public companies: Amerigo Resources Ltd. [TSX:ARG], B2 Gold Corp. [TSX:BTO], Eastern Platinum Limited [TSX & AIM:ELR], Nevsun Resources Ltd. [TSX & NYSE Amex:NSU], Palo Duro Energy Inc. [TSX-V:PDE], Quaterra Resources Inc. [TSX-V:QTA], Silvercorp Metals Inc. [TSX & NYSE:SVM], and Trans National Minerals Inc. [TSX-V:TNF.P.]. Dr. Gayton, F.C.A., holds a Bachelor of Commerce degree from the University of B     ritish Columbia, earned the chartered accountant designation while at Peat Marwick Mitchell, and holds a Ph.D. in business from the University of California.

     David Williams, LL.B., MBA, has served as a Director since the Company’s inception in 2006. Mr. Williams currently manages investments for his family holding company and is involved in a number of charitable organizations. He is a director of Radiant Energy Corporation [TSV:RDT], Resin Systems Inc. [TSX:RS], Atlantis Systems Corp. [NEX:AIQ.H], Newport Partners Income Fund [TSX:NPF.UN], and Roador Inc. [TSX-V:RDR]. Mr. Williams holds a Master of Business Administration Degree from Queens University and a Doctor of Civil Laws Degree from Bishops University.

          Klaus Zeitler, Ph.D., has served as a Director since the Company’s inception in 2006. Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 until 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler is President and a director of Amerigo Resources [TSX:ARG] and a director of Candente Resource Corp. [TSX:DNT], Los Andes Copper Ltd. [TSV:LA], and Rio Alto Mining Limited [TSV:RIO].

          Paul West-Sells, Ph.D., has served as Executive Vice President of Corporate Development since December 2008. He joined the Company in 2006 as its Senior Metallurgist to provide metallurgical support to the Company’s projects and to lead the advancement of the Casino Project through pre-feasibility engineering. Dr. West-Sells has over 15 years experience in the mining industry, and was at BHP Billiton, Placer Dome Inc. and Barrick Gold Corporation in a series of increasingly senior roles in research and development and project development. He holds a Ph.D. from the University of British Columbia in metallurgical engineering.

          Jonathan Clegg, P.Eng., has served as Vice President, Engineering since the Company’s inception in 2006. In 2003 Mr. Clegg joined Western Silver Corporation as Vice President, Engineering, focusing mostly on the Peñasquito Project, a position he held until that company was acquired in 2006. He has over 30 years of experience in the design, management and construction of mining related projects, which encompassed all phases of project development from initial studies to project start-up, and has also worked on infrastructure and petrochemical projects. From 1974 to 1979, Mr. Clegg worked in South Africa on a number of projects, joining Kilborn Engineering Ltd. there in 1977. In 1979, he moved to Canada remaining with Kilborn until 2002, where he was Vice President and General Manager of Kilborn Engineering Pacific Ltd. from 1999 to 2002. Mr. Clegg holds a civil engineering degree from Cambridge University.

          Claire Derome, B.Sc., M.Ed., has served as Vice President, Government and Community Relations since 2008. Previously she was a Director for Yukon Government's Economic Development Department. During her 20 years career before joining the Yukon Government, Ms. Derome held senior management position in the mining and resource industry. In 1994, she founded McWatters Mining Inc. and was President, Chief Executive Officer and a director until August 2003. In 1996, Ms. Derome founded Exploration Maude Lake Inc., a junior exploration company and was President, Chief Executive Office and a director from 1996 to 1997 and chair of its Board of Directors from 1998 to 2000. From 1998 to 2001 she was a director of Alliance Forest Product Inc., a large pulp and paper company (now part of Abitibi-Bowater Inc.). From 1997 to 1999 she was appointed chair of the board of SOQUEM (Société Québécoise d'Exploration Minière, a Quebec Crown Corporation). Ms. Derome holds a B.Sc. in geology and a Master in School Administration (M.Ed.) from Université du Québec.

          Julien François, CA, has served as Vice President, Finance and Chief Financial Officer since the Company’s inception in 2006. He became Controller of Western Silver Corporation in 2005 after having worked at PricewaterhouseCoopers since 2000. Mr. François' experience is concentrated in the mining and high tech sectors. He has also worked extensively on internal control design and assessment projects, both as a consultant and as an external auditor. Mr. François received his Bachelor of Commerce from the University of British Columbia in 2000 and his Chartered Accountant designation in 2004 in British Columbia. He also provides chief financial officer services on a consulting basis to Bryant Resources Inc. [CNSX:BYR].

B.      Compensation.

          Stock Option Plan

          A stock option plan was adopted on March 24, 2006 and was last approved by the shareholders on June 24, 2009. The purpose of the plan is to attract and motivate directors, officers, employees of and service providers by affording such persons an opportunity to acquire an equity interest in Western Copper. The plan provides that, subject to the requirements of the Toronto Stock Exchange, the aggregate number of securities reserved for issuance, set aside and made available for issuance under the plan will be 10% of the number of our issued and outstanding common shares, from time to time. The exercise price of an option may not be less than the closing price of our common shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant of the option. The options may be exercisable for a period of up to seven years, such period and any vesting schedule to be determined by our board of directors (or Compensation Committee), and are non-assignable, except in certain circumstances. Vested options may be exercised by the optionee as long as the optionee is a director, officer, employee or service provider to Western Copper or our subsidiaries or within 30 days after ceasing to be a director, officer, employee or service provider or, if the optionee dies, within one year after death.

          Compensation of Senior Management

           For the fiscal year ending December 31, 2009, we have provided salary and other compensation to members of senior management as follows:

Name	Salary	Bonus	Total	Stock Options
Dale Corman Chief Executive Officer and President	$200,000	-	$200,000	30,000
Paul West-Sells Executive Vice President, Corporate Development	$180,000	$18,000	$198,000	75,000
Jonathan Clegg Vice President, Engineering	$150,000	$15,000	$165,000	75,000
Claire Derome Vice President, Government and Community Relations	$150,000	$15,000	$165,000	75,000
Julien François Vice President, Finance and Chief Financial Officer	$143,750	$15,000	$158,750	75,000

          The stock options were granted on May 12, 2009 under the stock option plan described above and exercisable at $0.60 per share within 5 years of the grant date, subject to vesting at the rate of one-third of the options on each date that is 12, 18 and 24 months following the date of grant.

          Compensation of Directors

          Each of our non-employee directors is entitled to a fee of $20,000 per year for service as a director, and $800 for each meeting of the Board or a committee of the Board attended in person or by telephone. The chair of the Audit Committee receives an additional fee of $5,000 per year, subject to annual review.

          The Company granted 30,000 stock options to each appointed non-employee director other than Robert Byford on May 12, 2009. The stock options are exercisable at $0.60 per share within 5 years from the grant date, subject to vesting at the rate of one-third of the number of stock options on each date that is 12, 18 and 24 months following the date of grant.

          Robert Byford was appointed to the Board of Directors on September 22, 2009. On October 19, 2009, Western Copper granted Mr. Byford 100,000 stock options. The stock options are exercisable at $2.02 per share within 5 years from the grant date, subject to vesting at the rate of one-third of the number of stock options on each date that is 12, 18 and 24 months following the date of grant.

          Directors do not have service contracts that provide for benefits upon termination.

C.      Board Practices.

          Each director is elected at the annual general meeting of shareholders for a one year term. Our Board of Directors is comprised of Dale Corman, Robert Byford, Robert Gayton, David Williams, and Klaus Zeitler. Ross Beaty resigned on September 22, 2009. Robert Byford was appointed on the same date. Other than Robert Byford, all directors have served since May 3, 2006.

          The Audit Committee

          The Audit Committee is comprised of Robert Gayton, chair, Robert Byford, and David Williams. The Board of Directors has adopted a charter for the Audit Committee, which states that its duties and responsibilities are to ensure the effectiveness of the process of identifying and addressing principal business risks and adequacy of the related disclosure of Western Copper; monitor the integrity of our financial reporting and systems of internal controls regarding finance, accounting and legal compliance; monitor the independence of and performance of our independent auditors; and provide an avenue of communication among the independent auditors, management and the Board of Directors.

          The Audit Committee must be comprised of at least three members of the Board, each of whom is independent and meets the requirements of the Toronto Stock Exchange. All members must have an understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one must have accounting or related financial expertise. The Audit Committee must meet at least four times annually.

          The independent auditors are accountable directly to the Audit Committee. The Committee must review the independence and performance of the auditor, and annually recommend to the Board the appointment of the independent auditors and approve any discharge of auditors. The Committee must also approve the fees and any other significant compensation to be paid to the auditors, and approve any non-audit services that the auditor may provide. The Committee must also establish procedures for the receipt, retention and treatment of complaints received by Western Copper as to our internal accounting controls or auditing matters.

          The Compensation Committee

          The Compensation Committee is comprised of Robert Gayton and Klaus Zeitler. The Board of Directors adopted a charter for the Compensation Committee. The Committee is appointed by the Board of Directors and must be comprised of at least two members, each of whom is independent of management and free of any relationship that would interfere with the exercise of independent judgment.

          The Compensation Committee must meet at least twice annually. The Compensation Committee is responsible to annually to review and approve the corporate goals and objectives for the chief executive officer and other executive officers and evaluate their respective performance. The Compensation Committee is also responsible to review and determine the base salary, incentive compensation and long-term compensation for each of such officers on an annual basis. Determination of long term incentives must include consideration of Western Copper’s performance, relative shareholder return, and the value of similar incentive compensation for such executives at comparable companies. Duties of the Compensation Committee include overseeing and monitoring employee compensation strategies and benefits, as well as making recommendations to the Board of Directors with respect to incentive compensation and equity based plans. The Committee must produce for review and approval by the full Board of Directors a report on executive compensation for inclusion in our annual information circular.

          Corporate Governance and Nominating Committee

          The Corporate Governance and Nominating Committee is comprised of David Williams and Robert Byford. The Board of Directors adopted a charter for this committee. The Corporate Governance and Nominating Committee assists the Board of Directors in fulfilling its responsibility to shareholders, potential shareholders and the investment community by administering the nomination process for directors of Western Copper. The Corporate Governance and Nominating Committee must be comprised of at least two directors, each of whom is independent of management and free of any relationship that would interfere with the exercise of independent judgment. The Corporate Governance and Nominating Committee must meet at least twice annually. Its responsibilities include, among others: reviewing and assessing the effectiveness of the Board of Directors, the committees of the Board of Directors, and individual performance of directors; considering and reviewing criteria for selecting candidates for election to the Board; recommending individuals for nomination for election as directors; recommending persons to serve on committees of the Board of Directors; and reviewing and approving appropriate orientation and education of new members of the Board of Directors.

          Other Board Practices

          The Board of Directors has also established an Environmental, Health and Safety Committee, adopted a Code of Business Conduct, and adopted investment, employee, confidentiality, insider trading, whistleblower and disclosure policies.

D.      Employees.

          As at December 31, 2009, Western Copper had 12 employees. Eleven employees are located in Canada and one works in both Canada and in the United States.

E.      Share Ownership.

Director and officer share ownership information is current as at March 25, 2010.

Name, Position and Province of Residence(1)(2)	Principal Occupation	No. of Securities(3)	Percentage(3)
Dale Corman Chairman of the Board, Chief Executive Officer, President British Columbia, CA		4,983,966	6.2%
Robert Byford Director British Columbia, CA	Chartered Accountant; former partner of KPMG LLP and Senior Vice President and Director of KPMG Corporate Finance Inc.	50,000	0.1%
Robert Gayton Director British Columbia, CA	Chartered Accountant; VP Finance of Western Silver Corporation (1995 to 2004); financial consultant to the mineral exploration and technology industries since 1990.	194,466	0.2%
David Williams Director Ontario, Canada	President of Roxborough Holdings Limited, a private company, since 1995.	876,566(4)	1.1%
Klaus Zeitler Director British Columbia, CA	President of Amerigo Resources Ltd.	186,566	0.2%
Corey Dean Corporate Secretary British Columbia, CA	Partner, DuMoulin Black LLP	50,000	0.1%
Paul West-Sells Exec. VP Corp. Development British Columbia, CA		244,750	0.3%
Jonathan Clegg Vice President Engineering British Columbia, CA		504,750	0.6%
Claire Derome Vice President Government and Community Relations Yukon, CA		141,250	0.2%
Julien François Chief Financial Officer British Columbia, CA		316,250	0.4%

(1)	The information as to residence and principal occupation, not being within our knowledge, has been furnished by the respective directors and officers individually.

(2)	Directors serve until the earlier of the next annual general meeting or their resignation.

(3)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 25, 2010, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 79,404,036 shares of common stock outstanding as of March 25, 2010. Refer to the ‘Terms of options deemed to be outstanding’, below, for details for stock options included in share ownership.

(4)	150,000 of these shares are held by Seed Foundation, a private company controlled by Mr. Williams.

          Terms of options deemed to be outstanding:

Name	No. of options currently exercisable or exercisable in the next 60 days	Expiry date	Exercise Price
Dale Corman Chairman of the Board, Chief Executive Officer, President	90,000	May 25, 2010	0.88
	200,000	May 16, 2011	2.00
	25,000	June 6, 2012	1.88
	16,666	June 24, 2013	1.25
	9,900	May 12, 2014	0.60
Robert Gayton Director	25,000	May 25, 2010	0.88
	100,000	May 16, 2011	2.00
	25,000	June 6, 2012	1.88
	16,666	June 24, 2013	1.25
	9,900	May 12, 2014	0.60
David Williams Director	100,000	May 16, 2011	2.00
	25,000	June 6, 2012	1.88
	16,666	June 24, 2013	1.25
	9,900	May 12, 2014	0.60
Klaus Zeitler Director	25,000	May 25, 2010	0.88
	100,000	May 16, 2011	2.00
	25,000	June 6, 2012	1.88
	16,666	June 24, 2013	1.25
	9,900	May 12, 2014	0.60
Corey Dean Corporate Secretary	50,000	May 16, 2011	2.00
Paul West-Sells Exec. VP Corp. Development	100,000	January 22, 2012	1.25
	50,000	June 6, 2012	1.88
	50,000	June 24, 2013	1.25
	24,750	May 12, 2014	0.60
Jonathan Clegg Vice President Engineering	105,000	May 25, 2010	0.88
	150,000	May 16, 2011	2.00
	75,000	June 6, 2012	1.88
	50,000	June 24, 2013	1.25
	24,750	May 12, 2014	0.60
Claire Derome Vice President Government and Community Relations	100,000	August 5, 2013	1.39
	24,750	May 12, 2014	0.60
Julien François Chief Financial Officer	13,500	May 25, 2010	0.88
	150,000	May 16, 2011	2.00
	75,000	June 6, 2012	1.88
	50,000	June 24, 2013	1.25
	24,750	May 12, 2014	0.60

Item 7.      Major Shareholders and Related Party Transactions

A.      Major Shareholders.

          To the Company’s knowledge, the only shareholder who beneficially owns greater than 5% of our common shares on March 25, 2010 is Dale Corman. This individual does not have different voting rights than other shareholders. Refer to Item 6.E for related share ownership information.

B.      Related Party Transactions.

          There was no material related party transaction during the year ended December 31, 2009.

C.      Interests of Experts and Counsel.

          Not applicable.

Item 8.      Financial Information

A.      Consolidated Statements and Other Financial Information.

          This annual report contains the audited financial statements of Western Copper for the years ended December 31, 2009, 2008, and 2007. These statements include Western Copper’s Balance Sheets as at December 31, 2009 and 2008, Statements of Loss and Deficit for the years ended December 31, 2009, 2008, and 2007, Statements of Cash Flows for the years ended December 31, 2009, 2008, and 2007, as well as the notes related thereto, and the auditor’s report thereon dated March 26, 2010.

          We have not paid dividends to date and have no intention of paying dividends in the foreseeable future.

B.      Significant Changes.

          There has been no significant event that has occurred subsequent to the date of the most recent consolidated financial statements.

Item 9.      The Offer and Listing

A.      Offer and Listing Details.

          The following table indicates the monthly high and low closing market prices for our common shares, as determined by the Toronto Stock Exchange under the ticker symbol “WRN” from October 1, 2009 to March 25, 2010:

Month	High	Low
March 1 – 25, 2010	1.78	1.50
February 2010	1.50	1.31
January 2010	1.80	1.46
December 2009	1.83	1.47
November 2009	2.17	1.69
October 2009	2.10	1.66

          The following table indicates the quarterly high and low closing market prices for our common shares, as determined by the Toronto Stock Exchange under the ticker symbol “WRN” from May 15, 2006 to December 31, 2009:

Quarter	High	Low
Oct. 1 – Dec. 31, 2009	2.17	1.47
July 1 – Sept. 30, 2009	2.05	0.74
April 1 - June 30, 2009	1.06	0.42
Jan. 1 - March 31, 2009	0.48	0.24
Oct.1 – Dec. 31, 2008	0.80	0.21
July 1 – Sept. 30, 2008	1.50	0.81
April 1 - June 30, 2008	1.54	1.00
Jan. 1 – March 31, 2008	0.75	1.25
Jan. 1 – Dec. 31, 2007	2.46	0.90
May 15 (inception) – Dec. 31 2006	2.30	1.05

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

B.      Memorandum and Articles of Association.

          The information required under Item 10.B. has been previously reported in Western Copper ‘s registration statement – amendment #3 on Form 20-F filed with the U.S. Securities Exchange Commission on April 11, 2007. The articles of incorporation have been previously reported in the Company’s 2007 annual report of foreign private issuers on Form 20-F filed on June 20, 2008 and are incorporated by reference in this annual report.

C.      Material Contracts.

          The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding publication of the document, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from us or any other member of the group.

  Option Agreement dated August 15, 2008 between Western Copper Corporation and IMA Exploration Inc. See Item 4.D. Property, Plant, and Equipment – Island Copper/Hushamu Property.

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

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE UNITED STATES INTERNAL REVENUE SERVICE UNDER TREASURY CIRCULAR 230, WE INFORM YOU THAT (1) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES CONTAINED IN THIS INFORMATION CIRCULAR (INCLUDING ANY ATTACHMENTS), UNLESS OTHERWISE SPECIFICALLY STATED, IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE U.S. INTERNAL REVENUE CODE, AND (2) WE URGE EACH U.S. HOLDER TO SEEK ADVICE BASED UPON HIS, HER OR ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Assumptions Regarding Western Copper

          This summary is based upon certain understandings and assumptions with respect to the business, assets and shareholders of Western Copper, including that: (i) Western Copper is, nor at any time has been, and will not be a “controlled foreign corporation” as defined in Section 957 of the Code (“CFC”), and (ii) that Western Copper will be a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the Code (see the discussion under “PFIC Rules” below) for its taxable year ending December 31, 2009. Western Copper believes that it is not and has never been a CFC and Western Copper does not expect to become a CFC in the future. Western Copper expects to be a PFIC for United States federal income tax purposes for its year ending December 31, 2009. In the event that one or more of such understandings or assumptions proves to be inaccurate, the following summary may not apply and material adverse U.S. federal income tax consequences may result to U.S. Holders.

Treaty Application to Certain Persons

          A U.S. Holder who does not maintain a substantial presence, permanent home or habitual abode in the U.S. or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada) may be unable to benefit from the provisions of the Convention between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”). We recommend that these U.S. Holders consult their own tax advisors concerning the availability of benefits under the Canada-U.S. Tax Convention.

Particular Circumstance of any Particular U.S. Holder Not Addressed

          This summary does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. The Company recommends that each U.S. Holder consult his, her or its tax advisor regarding the U.S. federal income tax consequences of owning Western Copper common shares to them in light of their particular circumstances.

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

          A U.S. Holder who makes a mark-to-market election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the Western Copper common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in Western Copper common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Western Copper common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Western Copper common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in Western Copper common shares will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. The Company strongly recommends that U.S. Holders consult a tax advisor regarding the manner and appropriateness of making such an election.

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

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY SHAREHOLDER. WE STRONGLY RECOMMEND THAT SHAREHOLDERS CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.

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

PART II

Item 13.      Defaults, Dividend Arrearages and Delinquencies

          None.

Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds

          None.

Item 15.      Controls and Procedures

A.      Disclosure controls and procedures.

          As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2009, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that because of the material weakness identified in Management’s Report on Internal Control over Financial Reporting, the Company’s disclosure controls and procedures were not effective during the period covered by this annual report.

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

          Please see the report entitled “Management’s Report on Internal Control over Financial Reporting” contained in the financial statements contained in Item 17 of this report. This report concludes that as at December 31, 2009, a material weakness, relating to the lack of segregating of duties in the financial accounting process was identified, largely as a result of the fact that our Chief Financial Officer is responsible for preparing, authorizing and reviewing key information for financial statements, as well as preparing and reviewing the resulting financial statements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable likelihood that a material misstatement of a company’s annual financial statements will not be prevented or detected on a timely basis. Management identified this material weakness during its initial assessment of the design of the Company’s internal control over financial reporting in 2006, shortly after the Company began its operations. Management has not remediated the material weakness because management believes that the Company’s size, as an exploration stage company, does not warrant the personnel and expenditures that would be required to result in the segregation of financial reporting duties necessary or advisable to remediate this material weakness which management also believes has not resulted in a material misstatement of the Company’s annual financial statements. Management foresees the opportune time to increase the levels of segregation so as to remediate the material weakness to be when the Company begins construction or operation of a mine. We estimate the material costs to remediate this material weakness would be in the range of approximately $150,000 to $500,000 per year. This estimate comprises expenditures to compensate financial management personnel and to purchase related support systems. We cannot predict with certainty when or if the Company will develop to that stage.

C.      Attestation report of the registered independent public accounting firm.

          Please see Item 17 for “Independent Auditors’ Report” which includes the conclusion of the Company’s registered independent accounting firm following its audit of the Company’s internal control over financial reporting as at December 31, 2009.

D.      Changes in internal control over financial reporting.

          There has been no change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

C.      Principal Accountant Fees and Services

          The following table sets forth the aggregate professional fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, for the years ended December 31, 2009 and December 31, 2008.

	Year ended December 31,
	2009	2008
Audit Fees	$92,100	$162,970
Audit Related Fees	-	-
Tax Fees	$40,140	$24,750
All Other Fees	-	$3,000
Total	$132,240	$190,720

          Audit Fees are professional fees billed for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with regular statutory or regulatory filings.

          Audit Related Fees are professional fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit Fees”.

          Tax Fees are professional fees billed for tax return preparation and advice related to tax compliance and tax planning.

          All Other Fees include fees billed for services other than disclosed in any other category.

          All non-audit services performed by the external auditor are pre-approved by the Audit Committee. Before approval is given, the Audit Committee examines the independence of the external auditor in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

D.      Exemption from the Listing Standards for Audit Committees

          None.

E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

          None.

F.      Change in Registrant’s Certifying Accountant

          None.

G.      Corporate Governance

          Not applicable.

PART III

Item 17.      Financial Statements

Audited Financial Statements

Management Report on Internal Control over Financial Reporting dated March 26, 2010

Independent Auditors’ Report dated March 26, 2010

Consolidated Balance Sheets at December 31, 2009 and 2008

Consolidated Statements of Loss, Comprehensive Loss, and Deficit for the years ended December 31, 2009, 2008, and 2007

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008, and 2007

Consolidated Statements of Shareholders’ Equity

Notes to Consolidated Financial Statements (including note 15 “Material differences between Canadian and United States generally accepted accounting principles (GAAP)”)

Item 18.      Financial Statements

          See Item 17.

Item 19.      Exhibits

Exhibit
Number	Description of Documents

1.1	Certificate of Incorporation dated March 17, 2006[1]

1.2	Notice of Articles issued December 12, 2006[2]

1.3	Articles of Incorporation dated March 17, 2006[2]

8.1	List of subsidiaries

12.1	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002

17.1	Audited Consolidated Financial Statements for the years ended December 31, 2009, 2008, and 2007

1.	Incorporated by reference to Amendment #3 of our Registration Statement on Form 20-FR filed on April 11, 2007.
2.	Incorporated by reference to the Company’s 2007 Form 20-F filed on June 20, 2008.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Western Copper Corporation
Registrant

	/s/	Dale Corman
	Name:	Dale Corman
Date: March 26, 2010	Title:	Chief Executive Officer and President

	/s/	Julien François
	Name:	Julien François
Date: March 26, 2010	Title:	Chief Financial Officer

58