Form 40-F
period 2010-12-31
Western Copper CORP
filed 2011-03-25
CIK 1364125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
[ ]     Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[x]     Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: December 31, 2010	Commission File number: 001-35075

WESTERN COPPER CORPORATION
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1000	98-0496216
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer Identification
Incorporation or Organization)	Code Number, if applicable)	Number, if applicable)

Suite 2050 - 1111 West Georgia Street
Vancouver, British Columbia V6E 4M3 Canada
(604) 684-9497
(Address and Telephone Number of Registrant’s principal executive office)

Jonathan C. Guest
McCarter & English LLP
265 Franklin Street
Boston, MA 02110
(617) 449-6500
(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	On Which Registered
Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act: none

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: none

For annual reports, indicate by check mark the information filed with this form:

[x] Annual Information Form	[x] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 91,487,836

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes [ ]	82-___________	No [x]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes [x]	No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [ ]	No [ ]

EXPLANATORY NOTE

Western Copper Corporation (the “Company” or the “Registrant” or the “Issuer”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f), and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact and include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of any estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mineral exploration or mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Registrant to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, without limitation:

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
  accidents, labor disputes and other risks of the mining industry;
  delays in obtaining governmental approvals or financing or in the completion of development or construction activities; and
  those factors discussed in the section entitled "Risk Factors" in the Annual Information Form attached hereto as Exhibit 99.1.

Although Registrant has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Registrant does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events unless required by applicable securities law.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “Commission”), to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant’s financial statements, which are filed with this annual report on Form 40-F, have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Material differences between Canadian GAAP and United States GAAP are described in note 15 of the audited consolidated financial statements for the year ended December 31, 2010 attached as Exhibit 99.2 to this Annual Report on Form 40-F.

PASSIVE FOREIGN INVESTMENT COMPANY

The Registrant believes that, for its fiscal year ended December 31, 2010, it classified as a passive foreign investment company (“PFIC”) as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended. U.S. shareholders and potential investors in the Company’s common shares should consult their tax advisors as to consequences which could materially affect the after-tax returns on investment of U.S. shareholders of the Registrant and whether to make any elections mitigating the effect of this classification.

RESOURCE AND RESERVE ESTIMATES

Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2010, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report on Form 40-F, the documents attached hereto and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2010 is attached as Exhibit 99.1 of this Annual Report on Form 40-F

Audited Annual Consolidated Financial Statements

The Registrant’s audited consolidated financial statement for the fiscal year ended December 31, 2010, including the attestation report of the independent registered public accounting firm with respect thereto, is attached as Exhibit 99.2 of this Annual Report on Form 40-F.

Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis of financial conditions and results of operations for the fiscal year ended December 31, 2010 is attached as Exhibit 99.3 of this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

The required disclosure is located in the section entitled “Disclosure Controls and Procedures” of Management’s Discussion and Analysis, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The required disclosure is located in the section entitled “Management’s Report on Internal Controls Over Financial Reporting” of Management’s Discussion and Analysis, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2010.

AUDIT COMMITTEE FINANCIAL EXPERT AND IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)58(A) of the Exchange Act (15 U.S.C. 78c(a)(58)(A)), or a committee performing similar functions. The committee members are Robert Gayton, Robert Byford, and David Williams. The board of directors has determined that each member of the audit committee is independent within the meaning of Section 803(A) of the NYSE Amex Company Guide. The board of directors has also determined that each member of the audit committee is financially sophisticated within the meaning of Section 803(B) of the NYSE Amex Company Guide and that Robert Gayton is a audit committee financial expert.

CODE OF ETHICS

The Registrant has adopted a code of business conduct and ethics (the “Code”) that applies to officers, directors, and employees, including the Registrant’s principal executive officer and principal financial officer. The text of the Code is available on the Registrant’s internet website located at www.westerncoppercorp.com. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report on Form 40-F. During the fiscal year ended December 31, 2010, the Registrant did not substantially amend, waive, or implicitly waive any provision of the Code with respect to any of the directors, officers, or employees subject to it.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is located in the section entitled “External auditor service fees (by category)” of the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

All audit, audit related, and non-audited services to be performed by the external audit firm are pre-approved by the Audit Committee. Before approval is given, the Audit Committee examines the independence of the external auditor in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off balance sheet arrangements for the fiscal year ending December 31, 2010.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is located in the section entitled “Contractual Obligations” of Management’s Discussion and Analysis, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

CORPORATE GOVERNANCE PRACTICES

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE Amex is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles and bylaws. A quorum for a meeting of shareholders of the Company is one person present or represented by proxy.

Shareholder Approval Requirement: The Company will follow Toronto Stock Exchange rules for shareholder approval of new issuances of its common shares. Following Toronto Stock Exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of private placements: (i) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (ii) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

The foregoing items are consistent with the laws, customs and practices in Canada.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligations to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

Registrant has contemporaneously filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F arises.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, Western Copper Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 24, 2011	WESTERN COPPER CORPORATION
Registrant

By:	/s/ Julien François
Name: Julien François
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBITS

Annual Information

99.1	Annual Information Form of the Company for the year ended December 31, 2010

99.2	Audited Annual Consolidated Financial Statements as of December 31, 2010; including:

Independent auditors’ report

Consolidated balance sheets

Consolidated statements of loss and comprehensive loss

Consolidated statements of cash flow

Consolidated statements of shareholders’ equity

Notes to the consolidated financial statements

99.3	Management’s Discussion and Analysis for the Year Ended December 31, 2010

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Gary H. Giroux, P. Eng. MASc.

99.10	Consent of Scott Casselman, P. Geo.

99.11	Consent of Timothy S. Oliver, P. Eng.

99.12	Consent of Gary H. Giroux, P. Eng. MASc.

99.13	Consent of David J. Pawliuk, P. Geo.