Form 40-F/A
period 2011-12-31
Western Copper & Gold Corp
filed 2013-01-09
CIK 1364125

U.S.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Amendment No. 1)

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

DL Services Inc.
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104
(206) 903-5448
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NYSE MKT

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
Yes ___  No__

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 40-F of Western Copper and Gold Corporation (the “Company”) for the fiscal year ended December 31, 2011, originally filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2012 (the “Original Report”), is being filed in response to comments from the Securities and Exchange Commission, solely to amend Exhibits 99.4 and 99.5 included in the Original Report.

This Amendment No. 1 consists of a cover page, this explanatory note, a signature page, an exhibit index, and amended Exhibits 99.4 and 99.5.

This Amendment No. 1 speaks as of the initial filing date of the Original Report. Other than as expressly set forth above, no part of the Original Report is being amended. Accordingly, other than as discussed above, this Amendment No. 1 does not purport to amend, update or restate any other information or disclosure included in the Original Report or reflect any events that have occurred after the initial filing date of the Original Report. As a result, the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2011 continues to speak as of March 26, 2012 or, to the extent applicable, such other date as may be indicated in the Original Report.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 8, 2013.

Western Copper and Gold
Corporation.

By:	/s/ Julien François
Name:	Julien François
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1*	Annual Information Form for the fiscal year ended December 31, 2011
99.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011
99.3*	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2011
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
99.6*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Consent of PricewaterhouseCoopers LLP
99.9*	Consent of Conrad E. Huss, P. Eng.
99.10*	Consent of Gary Giroux P. Eng.
99.11*	Consent of Michael Hester, F Aus IMM
99.12*	Consent of Scott Casselman, P. Geo.
99.13*	Consent of Tom Drielick, PE
99.14*	Consent of Bruno Borntaeger, P. Eng.
99.15*	Consent of Jesse Duke, P. Geo.

*Previously Filed.