Form 40-F
period 2012-12-31
Western Copper & Gold Corp
filed 2013-03-22
CIK 1364125

U.S.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

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

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 93,782,503

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes X      No __

     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes __     No __

FORM 40-F

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F of Western Copper and Gold Corporation (the “Company” or the “Registrant”):

(a)	Annual Information Form for the fiscal year ended December 31, 2012;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012; and

(c)	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2012 and 2011.

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

ADDITIONAL DISCLOSURE

Resource and Reserve Estimates

The Company’s Annual Information Form for the fiscal year ended December 31, 2012, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2012, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 of the Commission. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

(b)

Disclosure Controls and Procedures. As of the end of the Company’s fiscal year ended December 31, 2012, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” was carried out by the Company’s management with the participation of the Chief Executive Officer and Chief Financial Officer, who are the principal executive officer and principal financial officer of the Company, respectively. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that as of the end of that fiscal year, as a result of the material weakness identified during the Company’s assessment of its internal control over financial reporting, the Company’s disclosure controls and procedures are not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting.

The required disclosure is included in the “Management’s Report on Internal Control Over Financial Reporting” that accompanies the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2012, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm.

This Annual Report on Form 40-F does not include an attestation report of the Company’s registered public accounting firm due a transition period established by the Jumpstart Our Business Startups Act of 2012 and transition rules established by rules of the Commission for newly public companies.

(e)	Changes in Internal Control Over Financial Reporting.

During the fiscal year ended December 31, 2012, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Identification of the Audit Committee.

The Company’s board of directors has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Robert Gayton, Robert Byford, and David Williams. The board of directors has determined that each member of the audit committee is “independent” within the meaning of Section 803(A) of the NYSE MKT Company Guide and “financially sophisticated” within the meaning of Section 803(B) of the NYSE MKT Company Guide.

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

During the fiscal year ended December 31, 2012, there were not any amendments to the Code or waivers, including implicit waivers, from any provision of the Code.

If any amendment to the Code is made, or if any waiver from the provisions thereof is granted, the Company may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on the Company’s website, which may be accessed at www.westerncopperandgold.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Additional Information—Audit Committee Information—External auditor service fees (by category)” in the Company’s Annual Information Form for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

(b)

Of the fees reported under the heading “Additional Information—Audit Committee Information—External auditor service fees (by category)” in the Company’s Annual Information Form for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F, none of the fees billed by PricewaterhouseCoopers LLP were approved by the audit committee of the Company’s board of directors pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations.

($ Canadian)	Payment due by period
Contractual Obligations	Total	2013	2014	2015	2016	2017	Thereafter
Office Lease	1,122,000	317,000	326,000	337,000	142,000	-	-

Mine Safety Disclosure.

Not applicable.

NYSE MKT Statement of Governance Differences.

As a Canadian corporation listed on the NYSE MKT, the Company is not required to comply with most of the NYSE MKT corporate governance standards, so long as the Company complies with Canadian corporate governance practices. In order to claim such an exemption, however, Section 110 of the NYSE MKT Company Guide requires that the Company provide to NYSE MKT written certification from independent Canadian counsel that the non-complying practice is not prohibited by Canadian law. In addition, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under the NYSE MKT’s corporate governance standards.

The Company has included a description of such significant differences in corporate governance practices on its website, which may be accessed at www.westerncopperandgold.com. In addition, the Company has included a description of such significant differences below:

Shareholder Meeting Quorum Requirement: The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles and bylaws. A quorum for a meeting of shareholders of the Company is one person of the outstanding common shares present or represented by proxy.

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

     The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

     Any change to the name or address of the agent for service of process of the Company shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 22, 2013.

Western Copper and Gold Corporation

By:	/s/ Julien François
Name:	Julien François
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the fiscal year ended December 31, 2012
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012
99.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2012 and 2011
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of Conrad E. Huss, P.E.
99.10	Consent of Gary Giroux P. Eng.
99.11	Consent of Graham Greenaway, P. Eng.
99.12	Consent of Thomas Drielick, P.E.
99.13	Consent of Jesse Duke, P. Geo.
99.14	Consent of Michael Hester, F Aus IMM
99.15	Consent of Scott Casselman, P. Geo.
99.16	Consent of Jeff Austin, P. Eng.