Form 20-F
period 2015-12-31
Western Copper & Gold Corp
filed 2016-03-24
CIK 1364125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

      [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

      [  ] SHELL COMPANY REPORTED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _____ to _____

Commission file number: 001-35075

WESTERN COPPER AND GOLD CORPORATION
(Exact name of Registrant as specified in its charter)

WESTERN COPPER AND GOLD CORPORATION
(Translation of Registrant’s name into English)

British Columbia
(Jurisdiction of incorporation or organization)

Suite 1800 – 570 Granville Street
Vancouver, British Columbia
Canada V6C 3P1
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

94,194,936

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

Yes [  ]     No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards	Other [ ]
by the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [  ]     Item 18 [  ]

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

WESTERN COPPER AND GOLD CORPORATION
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

TABLE OF CONTENTS

PART I
Item 1.	Identity of Directors, Senior Management and Advisers	5

Item 2.	Offer Statistics and Expected Timetable	5

Item 3.	Key Information	5
A.	Selected Financial Data.	5
B.	Capitalization and Indebtedness.	7
C.	Reasons for the Offer and Use of Proceeds	7
D.	Risk Factors	7

Item 4.	Information on the Company	16
A.	History and Development of the Company	16
B.	Business Overview	17
C.	Organizational Structure.	17
D.	Property, Plant and Equipment	17

Item 5.	Operating and Financial Review and Prospects	33
A.	Operating Results.	33
B.	Liquidity and Capital Resources.	34
C.	Research and Development, Patents and Licenses, Etc.	35
D.	Trend Information.	35
E.	Off-Balance Sheet Arrangements.	36
F.	Tabular Disclosure of Contractual Obligations	36

Item 6.	Directors, Senior Management and Employees	36
A.	Directors and Senior Management.	36
B.	Compensation	38
C.	Board Practices.	39
D.	Employees	41
E.	Share Ownership	42

Item 7.	Major Shareholders and Related Party Transactions	44
A.	Major Shareholders	44
B.	Related Party Transactions.	44
C.	Interests of Experts and Counsel	44

Item 8.	Financial Information	44
A.	Consolidated Statements and Other Financial Information	44
B.	Significant Changes.	44

Item 9.	The Offer and Listing	45
A.	Offer and Listing Details	45
B.	Plan of Distribution	45
C.	Markets	46
D.	Selling Shareholders	46
E.	Dilution	46
F.	Expenses of the Issue	46

i

Item 10.	Additional Information	46
A.	Share Capital	46
B.	Memorandum and Articles of Association.	46
C.	Material Contracts.	50
D.	Exchange Controls.	50
E.	Taxation	50
F.	Dividends and Paying Agents	61
G.	Statement by Experts.	61
H.	Documents on Display	61
I.	Subsidiary Information	62

Item 11.	Quantitative and Qualitative Disclosures About Market Risk	62

Item 12.	Description of Securities Other than Equity Securities	62

Item 13.	Defaults, Dividend Arrearages and Delinquencies	62

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	62

Item 15.	Controls and Procedures	62
A.	Disclosure Controls and Procedures.	62
B.	Management’s Annual Report on Internal Control over Financial Reporting.	62
C.	Attestation Report of the Registered Independent Public Accounting Firm.	63
D.	Changes in Internal Control over Financial Reporting.	63

Item 16.	Other Items	63
A.	Audit Committee Financial Expert	63
B.	Code of Ethics	63
C.	Principal Accountant Fees and Services	63
D.	Exemption from the Listing Standards for Audit Committees	64
E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	64
F.	Change in Registrant’s Certifying Accountant	64
G.	Corporate Governance	64
H.	Mine Safety	65
PART III

Item 17.	Financial Statements	66

Item 18.	Financial Statements	66

Item 19.	Exhibits	66

ii

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

Certain mining and technical disclosure in this annual report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC and contained in Industry Guide 7 of the SEC. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. The Proven and Probable Mineral Reserves disclosed in this annual report do not meet the standards of U.S. Securities and Exchange Commission Industry Guide 7 because our company will not have the legal right to extract the ore until we have obtained the necessary permits.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are generally not permitted to be used in reports and registration statements of United States companies filed with the SEC. are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the SEC’s reporting and disclosure requirements applicable to domestic United States issuers.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this annual report on Form 20-F that are not historical facts are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Western Copper and Gold Corporation (“Western”) to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risk Factors” in this annual report. Although Western has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events except as required by applicable securities laws.

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

The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The following financial data is presented on the basis of IFRS, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States.

The selected historical consolidated financial data set out below for each of the two years ended December 31, 2015 and as at December 31, 2015 and 2014 have been derived from Western’s audited consolidated financial statements for those years and as of those dates and should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements and related notes thereto filed as part of this Form 20-F under Item 18. The selected historical consolidated financial data for each of the three years ended December 31, 2013, and as at December 31, 2013, 2012 and 2011, have been derived from Western’s audited consolidated financial statements for those years and as of that date, which are not included in this annual report.

Balance Sheet Data	As at December 31,
	2015	2014	2013	2012	2011
	$	$	$	$	$
Current assets	10,700,067	16,951,386	23,915,166	33,900,580	9,917,857
Property and equipment	-	-	-	27,349	82,057
Mineral properties	36,389,795	32,545,517	27,034,538	17,706,346	42,114,531
Total assets	47,089,862	49,496,903	50,949,704	51,634,275	52,114,445

Accounts payable and accrued liabilities	659,661	1,237,771	1,488,060	1,623,669	1,192,197
Total liabilities	659,661	1,237,771	1,488,060	1,623,669	1,192,197

Share capital	105,113,340	105,113,340	104,620,174	104,603,488	103,747,315
Contributed surplus	32,799,280	32,510,184	32,293,888	31,494,020	29,348,559
Deficit	(91,482,419)	(89,364,392)	(87,452,418)	(86,086,902)	(82,173,626)
Total shareholders’ equity	46,430,201	48,259,132	49,461,644	50,010,606	50,922,248
Total liabilities and shareholders’ equity	47,089,862	49,496,903	50,949,704	51,634,275	52,114,445

Net assets	46,430,201	48,259,132	49,461,644	50,010,606	50,922,248

Statement of Operations Data	For the year ended December 31,
	2015	2014	2013	2012	2011
	$	$	$	$	$
Corporate expenses	2,598,786	2,536,309	2,956,826	4,120,299	3,777,158
Exploration tax credit	-	-	-	(145,789)	-
Foreign exchange	(316,988)	(388,045)	(1,352,437)	(34,202)	3,180
Interest income	(163,771)	(236,290)	(238,873)	(72,830)	(245,054)
Loss on distribution	-	-	-	-	19,734,629
Plan of arrangement costs	-	-	-	45,798	681,036
Loss before taxes	2,118,027	1,911,974	1,365,516	3,913,276	23,950,949
Income tax recovery	-	-	-	-	(1,945,136)
Loss and comprehensive loss	2,118,027	1,911,974	1,365,516	3,913,276	22,005,813

Weighted Average number of common shares outstanding	94,194,936	93,993,748	93,721,753	93,398,131	92,505,747
Basic and diluted loss per share	0.02	0.02	0.01	0.04	0.24

EXCHANGE RATE DATA

On March 18, 2016, the exchange rate for Canadian dollars expressed in U.S. dollars (i.e. U.S. dollars required to purchase one Canadian dollar), based on the Bank of Canada noon rate was 0.7703.

The following table sets out, for each of the previous six months, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, based on the Bank of Canada noon rate:

Month	Low	High
March 1 – 18, 2016	0.7703	0.7425
February 2016	0.7374	0.7101
January 2016	0.7152	0.6821
December 2015	0.7464	0.7141
November 2015	0.7627	0.7468
October 2015	0.7728	0.7530

The following table sets out, for each of the previous five years, average exchange rates for Canadian dollars expressed in U.S. dollars (i.e. U.S. dollars required to purchase one Canadian dollar), and the exchange rate at the end of such period, based on the Bank of Canada noon rate:

Year	Average	Close
2015	0.7820	0.7225
2014	0.9054	0.8620
2013	0.9710	0.9402
2012	1.0004	1.0051
2011	1.0111	0.9833

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The audited consolidated financial statements of Western contained in this annual report are reported in Canadian dollars and have been prepared in accordance with IFRS. All references to dollar amounts in this annual report are to Canadian dollars (“$”) unless expressly stated otherwise.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

The following summarizes certain risks that may materially affect our business, financial condition or results of operations.

We have a history of net losses and negative operating cashflows

The Company has received no revenue to date from the exploration activities on its properties and has negative cash flow from operating activities. The Company incurred the following losses: (i) $1,911,974 for the year ended December 31, 2014 and (ii) $2,118,027 for the year ended December 31, 2015. As of December 31, 2015, the Company had an accumulated deficit of $91,482,419. In the event the Company undertakes development activity on any of its properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

We may not be able to obtain additional financing

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its exploration and development commitments, to fund administrative overhead and to maintain its mineral interests. The Company will need to raise sufficient funds to meet these obligations as well as fund ongoing exploration, advance detailed engineering, and provide for capital costs of building its mining facilities.

The Company’s ability to effectively implement its business and operation plans in the future, to take advantage of opportunities for acquisitions, joint ventures or other business opportunities and to meet any unanticipated liabilities of expenses which the Company may incur may depend in part on its ability to raise additional funds. The Company may seek to raise further funds through equity or debt financings, joint ventures, production sharing arrangements or other means. Failure to obtain sufficient financing for the Company’s activities and future projects may result in delay and indefinite postponement of exploration, development or production on the properties. There can be no assurance that additional financing will be available when needed or, if available, the terms of the financing might not be favourable to the Company and might involve substantial dilution to shareholders. Failure to obtain additional financing on a timely basis could cause us to reduce or terminate our operations.

Mineral exploration and development activities are inherently risky

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into mineral deposits with significant value. Unusual or unexpected ground conditions, geological formation pressures, fires, power outages, labour disruptions, flooding, earthquakes, explorations, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The remoteness and restrictions on access of certain of the properties in which the Company has an interest could have an adverse effect on profitability in that infrastructure costs would be higher.

Mineral Resources and Mineral Reserves are uncertain

The figures for Mineral Resources and Mineral Reserves with respect to the Casino Project are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render Resources and Reserves uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause any mining operation to be unprofitable in any particular accounting period. Additionally, estimates may change over time as new information becomes available. If the Company encounters mineralization or geological formations different from those predicted by past drilling, sampling and interpretations, any estimates may need to be altered in a way that could adversely affect the Company’s operations or proposed operations.

We may lose our interests in exploration properties or fail to obtain applicable licenses

The agreements pursuant to which the Company acquired its interests in certain of its properties provide that the Company must make a series of payments in cash and/or common shares or contribute its share of ongoing expenditures. If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in those properties. Further, even if the Company does complete exploration activities, it may not be able to obtain the necessary licenses or permits to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on the properties. There is no assurance that further applications will be successful.

Undetected defects on title may limit operations

Although title to its mineral properties and surface rights has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available for mining claims in Canada, and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such properties may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Risks associated with joint venture agreements may restrict operations and impact profitability

In the event that any of the Company’s properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Statutory and regulatory compliance may increase costs and restrict operations

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See “Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Environmental laws and regulations may increase costs and restrict operations

All of the Company’s exploration and potential development and production activities are subject to regulation by Canadian governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or new mining activities in other countries, it will also be subject to the laws and regulations of those jurisdictions, including environmental laws and regulations. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in the Company’s intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing it to re-evaluate those activities at that time.

Costs of land reclamation are uncertain

It is difficult to determine the exact amounts that will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

Remote location may restrict operations and impact profitability

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mineral projects. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties. Climate change or prolonged periods of inclement weather may severely limit the length of time in which exploration programs and development activities may be undertaken.

Adequate infrastructure may be costly or unavailable

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation and or development of the Company’s properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation and or development of the Company’s properties will be commenced or completed on a timely basis, if at all; that the resulting operations will achieve the anticipated production volume; or that the construction costs and ongoing operating costs associated with the exploitation and or development of the Company’s properties will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

High metal prices may increase the demand for, and cost of development and construction

The costs of development and construction services and equipment may increase if there are high metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to an inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project development and/or construction costs.

Canadian law with respect to First Nations is in a period of change

Consultation with First Nations groups is required of the Company in the environmental assessment, subsequent permitting, development, and operation stages of its proposed projects. Certain First Nations groups may oppose certain proposed projects at any given stage and such opposition may adversely affect the project(s) in question, the Company’s public image, or the Company’s share performance.

Canadian law related to aboriginal rights, including aboriginal title rights, is in a period of change. There is a risk that future changes to the law may adversely affect the Company’s rights to its Canadian projects.

Our common shares may experience price volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, including the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. From January 1, 2015 to December 31, 2015, the price of the Company’s shares has ranged from $0.30 and $0.75 on the TSX. There can be no assurance that continual and significant fluctuations in the price of the common shares of the Company will not occur.

Changes in the market price of common shares may be unrelated to our results of operations and could have an adverse impact on the Company

The Company’s common shares are listed on the TSX and the NYSE MKT. The price of the Company’s common shares is likely to be significantly affected by short-term changes in copper and gold prices or in its financial condition or results of operations. Other factors unrelated to the Company’s performance that may have an effect on the price of the Company’s shares include the following: a reduction in analytical coverage by investment banks with research capabilities; a drop in trading volume and general market interest in the Company’s securities may adversely affect an investors’ ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in the Company; a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of the Company’s common shares and a substantial decline in the price of the common shares that persists for a significant period of time.

As a result of any of these factors, the market price of the Company’s common shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Metal price volatility may affect the value of our common shares and our operations.

Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company’s properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

The price of each of copper and gold has a history of extreme volatility. The price of the Company’s common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of copper or gold. The price of each of copper and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, by-product production levels from base-metal mines, and the political and economic conditions of major copper and gold-producing countries throughout the world.

During the 2015 calendar year, the price of gold approximately ranged between US$1,050 per ounce and US$1,300 per ounce. Some factors that affect the price of gold include: industrial and jewelry demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar. All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

During the 2015 calendar year, the price of copper on the London Metal Exchange (“LME”) ranged from about US$2.00 per pound to approximately US$3.00 per pound. In January 2016, the copper price on the LME dropped below US$2.00 per pound. Some factors that affect the price of copper include: industrial demand; forward or short sales of copper by producers and speculators; future level of copper production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Copper prices are also affected by macroeconomic factors including: confidence in the global economy; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the strength of, and confidence in, the U.S. dollar, the currency in which the price of copper is generally quoted, and other major currencies; global political or economic events; and costs of production of other copper producing companies whose costs are denominated in currencies other than the U.S. dollar. All of the above factors can, through their interaction, affect the price of copper by increasing or decreasing the demand for or supply of copper.

Currency fluctuations may affect the costs of doing business

The Company’s activities and offices are currently located in Canada. Copper and gold are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company’s activities in Canada may be denominated in currencies not directly related to the price of the U.S. dollar. Any appreciation of these currencies vis-à-vis the U.S. dollar could increase the Company’s cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis-à-vis the Canadian dollar. The Company does not utilize hedging programs to any degree to mitigate the effect of currency movements.

Future issuances of securities will dilute shareholder interests

Issuances of additional securities including, but not limited to, common stock pursuant to any financing and otherwise, could result in a substantial dilution of the equity interests of our shareholders.

Failure to retain key management personnel may have adverse effects

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. See “Directors and Officers” in this annual report for details of the Company’s current management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees. The Company depends on key personnel and cannot provide assurance that it will be able to retain such personnel. Failure to retain such key personnel could have a material adverse effect on the Company’s business and financial condition.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms in accordance with the Business Corporations Act (British Columbia). From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. For a detailed list of roles played by directors and officers in other companies, see “Directors and Officers”.

Insurance may not cover all risks or losses

The mining industry is subject to significant risks that could result in damage to or destruction of property and facilities, personal injury or death, environmental damage and pollution, delays in production, expropriation of assets and loss of title to mining claims. No assurance can be given that insurance to cover the risks to which the Company’s activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies at a similar stage of development. The Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

We have increased costs and compliance risks as a result of being a public company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, National Instrument 52-110 – Audit Committees, and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.

Western is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders

U.S. shareholders of common shares should be aware that Western believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2015, and based on current business plans and financial expectations, Western expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. If Western is a PFIC for any year during a U.S. shareholder’s holding period of the common shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Western's net capital gain and ordinary earnings for any year in which Western is a PFIC, whether or not Western distributes any amounts to its shareholders. A U.S. shareholder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “United States Federal Income Tax Consequences.” Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Capital costs may be higher than estimated

The Company prepares budgets and estimates of cash costs and capital costs for its operations. Despite the Company’s best efforts to budget and estimate such costs, the costs required by the Company’s projects may be significantly higher than anticipated. The Company’s actual costs may vary from estimates for a variety of reasons, including: short-term operating factors; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions and unexpected labour shortages or strikes. Operational costs may also be affected by a variety of factors, including: ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond the Company’s control. Failure to achieve estimates or material increases in costs could have an adverse impact on the Company’s business, results of operations and financial condition. Furthermore, delays in mining projects or other technical difficulties may result in even further capital expenditures being required. Any delays or costs overruns or operational difficulties could have a material adverse effect on the Company’s business, results of operations and financial condition.

We are a foreign corporation and most of our directors and officers are outside the United States, which makes enforcement of civil liabilities difficult.

The Company is organized under the laws of the Province of British Columbia in Canada, and its principal executive office is located in Vancouver, Canada. Most of the Company's directors and officers referred to in this Form 20-F, reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors, or officers who are not resident in the United States or in other jurisdictions outside Canada. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company.

Item 4.	Information on the Company

A.	History and Development of the Company.

Western Copper Corporation was incorporated under the Business Corporations Act (British Columbia) on March 17, 2006. The Company began trading on the Toronto Stock Exchange (“TSX”) on May 15, 2006 and on the NYSE MKT on February 9, 2011. Western trades under the symbol WRN on both exchanges. As part of the Arrangement described below, Western Copper Corporation changed its name to Western Copper and Gold Corporation in 2011.

On October 17, 2011, Western Copper Corporation (“Western Copper”) completed a plan of arrangement (the “Arrangement”) involving Western Copper, its shareholders and subsidiaries. The Arrangement involved, among other things: (i) a series of vertical short form amalgamations involving Western Copper and its wholly-owned subsidiaries to form the Company, (ii) a name change to “Western Copper and Gold Corporation”, (iii) amendments to the Company’s authorized capital resulting in an unlimited number of common shares and preferred shares, and (iv) certain exchanges of securities resulting in post-Arrangement common shares of the Company, common shares of Copper North Mining Corp. (“Copper North”) and common shares of NorthIsle Copper and Gold Inc. (“NorthIsle”) being distributed to shareholders of the Company in exchange for their pre-Arrangement common shares of Western Copper. At the conclusion of the Arrangement, the only material property held by the Company was the Casino Project.

On December 21, 2012, Western completed a royalty sale with 8248567 Canada Limited (the “Purchaser”), an arms’ length party, whereby the Purchaser cancelled its 5% net profits interest royalty in the Casino Project and paid Western US$32 million in exchange for a 2.75% net smelter returns royalty in the Casino Project.

The Company’s head office is located at 18th floor – 570 Granville Street, Vancouver, BC V6C 3P1. Its registered office address is 10th floor, 595 Howe Street, Vancouver, BC V6C 2T5.

B.	Business Overview.

Western and its wholly-owned subsidiary Casino Mining Corp., are focused on advancing the Casino project (“Casino” or “Casino Project”) towards production. The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada. The Company completed a feasibility study on the Casino Project in January 2013 and completed the first step in the permitting process by submitting the Casino Project Proposal to the Yukon Environmental and Socioeconomic Assessment Board (“YESAB”) in January 2014.

The Company does not have any producing properties and consequently has no current operating income or cash flow. Western is an exploration stage company and has not generated any revenues to date. Commercially viable mineral deposits may not exist on any of the Company’s properties.

For more information, refer to Item 4.D. property, plant, and equipment

C.	Organizational Structure.

Western Copper and Gold Corporation is a publicly reporting enterprise that has three wholly-owned subsidiaries. Casino Mining Corp. is the only active subsidiary. It holds the mineral and other rights related to the Casino Project.

D.	Property, Plant and Equipment.

The Casino Project is the Company’s only material property. It was acquired as part of Western’s acquisition of Lumina Resources Corporation in 2006. Considerable exploration and development work was incurred on the property from 2006 to 2012, culminating in the 2013 Feasibility Study described below.

The following is the summary from the technical report entitled “Casino Project, Form 43-101F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” (the “2013 Feasibility Study”) dated January 25, 2013 and prepared by Conrad E. Huss, P. E., Thomas L. Drielick, P.E., Jeff Austin, P. Eng., Gary Giroux, P. Eng., Scott Casselman, P.Geo. Graham Greenaway, P. Eng., Michael G. Hester, FAus IMM, and Jesse Duke, P. Geo.; each of whom is a qualified person pursuant to National Instrument 43-101. The 2013 Feasibility Study is incorporated by reference in this annual report.

The complete 2013 Feasibility Study may be viewed under our profile at www.sedar.com, at www.sec.gov or on our website at www.westerncopperandgold.com.

1	Summary

The 2013 Feasibility Study was prepared by M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona to summarize the work performed in the preparation of a feasibility study, supplementary to the Canadian Standard NI 43-101, previously issued for the development of the Casino property (the “Property”) in the Yukon Territory in northern Canada for Casino Mining Corporation (“CMC”), a 100% owned subsidiary of Western Copper and Gold Corporation (“WCGC”).

1.1	Key Data

The key details about this project are as follows:

1.

Casino is primarily a copper and gold project that is expected to process 120,000 dry tonnes of material per day (t/d) or 43.8 million dry tonnes per year (t/y). Metals to be recovered are copper, gold, molybdenum and silver.

2.

There are a total of 965 million tonnes of proven and probable mill ore reserves and 157 million tonnes of proven and probable heap leach reserves. Based on the economic analysis, the Property will produce the following over the life of the mine from heap leach and flotation:

a.	Gold – 5.72 million ounces
b.	Silver – 30.26 million ounces
c.	Copper – 3.58 billion pounds
d.	Molybdenum – 325 million pounds

3.

The process will include a conventional single-line SAG mill circuit (Semi-Autogenous Ball Mill Crushing, or SABC) followed by conventional flotation to produce concentrate for sale. In addition to the concentrator, there will be a separate carbon-in-column facility to recover precious metals from oxide ore. Gold and silver bullion (doré) produced will be shipped by truck to metal refineries.

4.

The Property will require the construction of a power plant and will generate its own electrical power using LNG to fuel the generator drivers. Additionally, the mine haulage vehicles and over-the-highway tractors which haul concentrates and LNG will utilize LNG as fuel.

5.

The Property has several routes of access, including by the Yukon River, by aircraft, winter roads, and existing trails. A network of paved highways provides access to the region from the Port of Skagway, Whitehorse and northern British Columbia. Paved roads to the Property currently exist up to Carmacks. A new, all weather, gravel road will be constructed by the project to connect Casino to Carmacks via the existing Freegold Road. The new access road will, in general, follow the existing Casino Trail that will be upgraded to support trucking from Carmacks to Casino.

6.	Fresh water will be sourced from the Yukon River.

7.	The major milestones in the schedule are as follows*:

a.	Full Notice to Proceed and construction start-up – first quarter 2016
b.	Heap Leach operation start-up – fourth quarter 2017
c.	Mill operation start-up – fourth quarter 2019
d.	Commercial Production – first quarter 2020

* The major milestone schedule from the 2013 Feasibility Study is no longer valid. Please refer to the discussion under the Recent Developments heading, below.

1.2	Property Description and Ownership

The Casino porphyry copper-gold-molybdenum deposit is located at latitude 62° 44’N and longitude 138° 50’W (NTS map sheet 115J/10), in west central Yukon, in the northwest trending Dawson Range mountains, 300 km northwest of the territorial capital of Whitehorse.

The area around Casino has been subject to increasing staking and exploration activity over the past few years. Two properties have defined reserves, the Carmacks Copper Project and the Minto Mine, both of which are discussed in Section 23 of the 2013 Feasibility Study, Adjacent Properties.

The project is located on Crown land administered by the Yukon Government and is within the Selkirk First Nation traditional territory and the Tr’ondek Hwechin First Nation traditional territory lies to the north. The proposed access road crosses into Little Salmon Carmacks First Nation traditional territory to the south.

The Casino Property lies within the Whitehorse Mining District and consists of 723 full and partial Quartz Claims and 85 Placer Leases acquired in accordance with the Yukon Quartz Mining Act. The total area covered by Casino Quartz Claims is 13,339.17 ha. The total area covered by Casino Placer Leases is 747.45 ha. CMC is the registered owner of all claims, although certain portions of the Casino property remain subject to royalty agreements. The claims covering the Casino property are discussed further in Section 4 of the 2013 Feasibility Study.

Figure 1-1 at the end of this section shows the site’s location in Yukon Territory as well as other points of interest relevant to this Report. Figure 1-2 and Figure 1-3 show the roadway paths from the Yukon River to the proposed site facilities.

1.3	Geology

The geology of the Casino deposit is typical of many porphyry copper deposits. The deposit is centered on an Upper Cretaceous-age (72-74 Ma), east-west elongated porphyry stock, the Patton Porphyry, which intrudes Mesozoic granitoids of the Dawson Range Batholith and Paleozoic schists and gneisses of the Yukon Crystalline Complex. Intrusion of the Patton Porphyry into the older rocks caused brecciation of both the intrusive and the surrounding country rocks along the northern, southern and eastern contact of the stock. Brecciation is best developed in the eastern end of the stock where the breccia can be up to 400 metres wide in plan view. To the west, along the north and south contact, the breccias narrow gradually to less than 100 metres. The overall dimensions of the intrusive complex are approximately 1.8 by 1.0 kilometres.

The main body of the Patton Porphyry is a relatively small, locally mineralized, stock measuring approximately 300 by 800 metres and is surrounded by a potassically-altered Intrusion Breccia in contact with rocks of the Dawson Range. Elsewhere, the Patton Porphyry forms discontinuous dikes ranging from less than one to tens of metres wide, cutting both the Patton Porphyry Plug and the Dawson Range Batholith. The overall composition of the Patton Porphyry is rhyodacite, with phenocrysts falling into a dacite composition and the matrix being of quartz latite composition. It is more commonly made up of distinct phenocrysts of abundant plagioclase and lesser biotite, hornblende, quartz and opaques.

The Intrusion Breccia surrounding the main Patton Porphyry body consists of granodiorite, diorite, and metamorphic fragments in a fine-grained Patton Porphyry matrix. It may have formed along the margins, in part, by the stoping of blocks of wall rocks. An abundance of Dawson Range inclusions are prominent at the southern contact of the main plug, Wolverine Creek metamorphic rocks increase along the northern contact, and bleached diorite increases at the eastern contact of the main plug. Strong potassic alteration locally destroys primary textures.

1.4	Mineralization

Primary copper, gold and molybdenum mineralization was deposited from hydrothermal fluids that exploited the contact breccias and fractured wall rocks. Better grades occur in the breccias and gradually decrease outwards away from the contact zone both towards the centre of the stock and outward into the granitoids and schists. The main mineralization types are:

•

Leached Cap Mineralization (CAP) – This oxide gold zone is gold-enriched and copper- depleted due to supergene alteration processes as well as the lower specific gravity of this zone relative to the other supergene zones. Weathering has replaced most minerals with clay. The weathering is most intense at the surface and decreases with depth.

•

Supergene Oxide Mineralization (SOX) – This zone is copper-enriched, with trace molybdenite. It generally occurs as a thin layer above the Supergene Sulphide zone. Where present, the supergene oxide zone averages 10 metres thick, and can contain chalcanthite, malachite and brocanthite, with minor azurite, tenorite, cuprite and neotocite.

•

Supergene Sulphide Mineralization (SUS) – Supergene copper mineralization occurs in an up to 200 metre-deep weathered zone below the leached cap and above the hypogene. It has an average thickness of 60 metres. Grades of the Supergene sulphide zone vary widely, but are highest in fractured and highly pyritic zones, due to their ability to promote leaching and chalcocite precipitation. The copper grades in the Supergene Sulphide zone are almost double the copper grades in the Hypogene (0.43% Cu versus 0.23% Cu).

•

Hypogene Mineralization – Hypogene mineralization occurs throughout the various alteration zones of the Casino Porphyry deposit, as mineralized stock-work veins and breccias. Significant Cu-Mo mineralization is related to the potassically-altered breccia surrounding the core Patton Porphyry, as well as in the adjacent phyllically-altered host rocks of the Dawson Range Batholith. The pyrite halo in this mineralization is host to the highest Cu values on the property.

Native gold can occur as free grains in quartz (50 to 70 microns) and as inclusions in pyrite and/or chalcopyrite grains (1 to 15 microns). High grade smoky quartz veins with numerous specks of visible gold are also reported to exist.

1.5	Exploration Status

In 2009, Quantec Geoscience Limited of Toronto, Ontario performed Titan-24 Galvanic Direct Current Resistivity and Induced Polarization (DC/IP) surveys as well as a Magnetotelluric Tensor Resistivity (MT) survey over the entire grid. Magnetotelluric Resistivity results in high resolution and deep penetration (to 1 km) and the Titan DC Resistivity & Induced polarization provides reasonable depth coverage to 750 m.

In 2010, all Pacific Sentinel’s historic drill core stored at the Casino Property was re-logged. The purpose of the re-logging was to provide data for the new lithology and new alteration models.

In 2011 and 2012, WCGC focused on geotechnical, metallurgical and baseline environmental studies, however certain of the drill holes were also drilled, logged and sampled for exploration purposes. In 2011, the program involved 41 drill holes for a total of 3,163.26 m. In 2012, six holes (228.07 m) were drilled for geotechnical purposes and 5 holes (1,507.63 m) were drilled for metallurgical sampling.

1.6	Development and Operations

1.6.1	Mining and Processing

A mine plan was developed to supply ore to a conventional copper sulphide flotation plant with the capacity to process ore at a nominal rate of 120,000 tonnes per day, or 43.8 million tonnes per year. Actual annual throughput will vary depending on the ore hardness encountered during the period. The mine is scheduled to operate two 12 hour shifts per day, 365 days per year.

Both sulphide copper-molybdenum ore and oxide gold ore will be processed. Copper-molybdenum ore will be transported from the mine to the concentrator facility and oxide gold ore will be transported from the mine to a crushing facility ahead of a heap leaching facility and a gold recovery facility.

Copper-molybdenum ore will be processed by crushing, grinding, and flotation to produce copper and molybdenum sulphide mineral concentrates. Copper concentrate will be loaded into highway haul trucks and transported to the Port of Skagway for ocean shipment to market. Molybdenum concentrate will be bagged and loaded onto highway haul trucks for shipment to market.

Oxide gold ore will be leached with an aqueous leach solution. Gold in the enriched (or pregnant) leach solution which will extracted by using carbon absorption technology to produce gold doré bars. The enriched leach solution will also be treated to recover copper and cyanide and produce a copper sulphide precipitate. The copper sulphide precipitate will be bagged and loaded onto highway haul trucks for shipment to market. Recovery methods are discussed more in depth in Section 17 of the 2013 Feasibility Study.

1.6.2	Metallurgical Testing and Metal Recoveries

Recent test work by METCON Research on the oxide cap material showed that good recoveries of gold and acceptable cyanide consumptions could be obtained by integrating the cyanide heap leach with the SART process. This process has been adopted for this feasibility study.

Flotation testing by G&T Metallurgical from 2008 to 2012 indicated that copper concentrate grades of 28% copper could be routinely achieved at good copper recoveries with a primary grind size of 80% passing 200 µm and a regrind of 80% passing 25 µm. Gold and silver will be recovered with the copper concentrate. Molybdenum will be recovered to a molybdenum concentrate in a separate flotation circuit.

The average metal recoveries expected from mill processing following the planned mill feed schedule are noted below:

•	Copper recovery to copper concentrate, percent	86
•	Gold recovery to copper concentrate, percent	67
•	Silver recovery to copper concentrate, percent	53
•	Molybdenum recovery to molybdenum concentrate, percent	71

The metal recoveries expected from oxide cap heap leach processing are based on:

•	Gold recovery, percent	66
•	Silver recovery, percent	26
•	Copper recovery to SART precipitate, percent	18

1.6.3	Infrastructure

The region is serviced by paved all-weather roads connecting the towns of Carmacks and Whitehorse in the Yukon with the Port of Skagway Alaska. With the completion of the 132 km Casino access road, the project will have an all-weather access route through Carmacks to Whitehorse (approx. 380 km) and to the Port of Skagway (550 km). The Port of Skagway has existing facilities to store and load-out concentrates as well as facilities to receive bulk commodity shipments, fuels and connection to the Alaska Marine Highway. The Port of Skagway is developing plans to expand these facilities to better serve the expanding mining activity in the Yukon and Alaska.

The City of Whitehorse is the government, financial and commercial hub of the Yukon with numerous business and service entities to support the project, and represents a major resource to staff the project. Whitehorse has an international airport and provides commercial passenger and freight services for the region. The proposed new access road alignment is shown in Section 18.2 of the 2013 Feasibility Study.

A new airstrip will be constructed at the mine to accommodate appropriately sized aircraft. The existing airstrip will be razed in preparation for grading for process facilities.

1.6.3.1	Power

Electrical power to the mine will be developed in two phases. An initial power plant designated the Supplementary Power Plant will be constructed near the main workforce housing complex to provide power to the camp, to construction activities, and to the heap leach facilities that go into operation before the concentrator facility is operational.

The Supplementary Power Plant will consist of three internal combustion engines (ICE), dual fuel driven generators (capable of using both LNG and diesel) with a combined power output of 20.1 MW.

A Main Power Plant will be constructed at the Casino concentrator complex and will supply the electrical energy required for operation of the mine, concentrator, oxide ore treatment facilities and all infrastructure facilities. The primary electrical power generation will be provided by two gas turbine driven generators and a steam generator, operating in combined cycle mode (CCGT) to nominally produce 125 MW. Two internal combustion engine (ICE) driven generators will provide another 18.6 MW of power for black start capability, emergency power, and to complement the gas turbine generation when required. The gas turbines and the ICEs will be fueled by natural gas (supplied as liquefied natural gas, or LNG).

LNG will be transported to the site from Fort Nelson, British Columbia via tanker trucks and stored on-site in a large, 10,000 m3 site-fabricated storage tank to supply the power plant. In addition to providing fuel for the power plants, the LNG facility will provide fuel for the mine haulage fleet and over the highway tractors used for hauling concentrates and LNG tankers. Distribution to the vehicles will be by two portable fueling stations and two mobile refuelers.

1.6.3.2	Water

The main fresh water supply will be supplied from the Yukon River. The water will be collected in a riverbank caisson and radial well system (Ranney Well) and pumped through an above-ground insulated 36” diameter by 17.4 km long pipeline with four booster stations to the 22,000 m3 capacity freshwater pond near the concentrator. The design capacity of the fresh water collection and transfer system will be approximately 3,400 cubic meters per hour.

The fire water requirement is 341 m3/h for two hours. This demand is satisfied by a fire reserve capacity of 682 m3 in the lower portion of the freshwater pond that will be unavailable for other uses.

Potable water will be produced by filtering and chlorinating fresh water and will be stored and distributed separately.

Process water reclaimed from the tailings pond and from the plant will be collected in a 63,700 m3 process water pond. The total process water supply to the plant required at design tonnage is 11,191 m3/h. The total feed to the pond consists of 7,122 m3/h combined thickener overflow, 3,228 m3/h reclaim water from the tailings pond and 841 m3/h fresh water makeup. Assuming the reclaim water system is not operating the plant can run for 19.7 hours with all other feed streams operating at the design rates.

1.6.4	Permits

The Yukon Socioeconomic Assessment Board (YESAB) will assess the Casino Project for environmental and socio-economic effects under the Yukon Environmental and Socioeconomic Assessment Act (YESAA). At the conclusion of the assessment, YESAB issues its recommendations to a decision body for consideration. For the Casino Project, it is expected that the designated decision body will be the Yukon Government.

After assessment, the project must secure certain permits and licenses. Mining related projects in the Yukon are regulated through territorial and federal legislation by various agencies, including government departments and independent quasi-judicial boards. The regulatory permitting and licensing processes are separate from YESAA. There is no single-window application process for regulatory permitting. Separate applications and information packages are required for each authorization and agency. The main pieces of legislation that will govern mining related activities for the Casino properties include:

•	Quartz Mining Act;
•	Waters Act;
•	Territorial Lands (Yukon) Act;
•	Environment Act;
•	Highways Act;
•	Dangerous Goods Transportation Act;
•	Fisheries Act;
•	Yukon Occupational Health and Safety Act.

Work on these permits is in progress. Environmental study results are detailed in Section 20 of the 2013 Feasibility Study.

1.7	Mineral Resource and Mineral Reserve Estimates

1.7.1	Metal Pricing

Table 1-1 shows a summary of metal pricing that has been used for the 2013 Feasibility Study. Long-term metal prices used in the financial model were converted from US dollars using a long term exchange rate of C$:US$ = 0.95 and are shown in Canadian dollars.

Table 1-1: Summary of Metal Pricing

	Copper	Gold	Molybdenum	Silver
Resources	$2.00/lb	$875.00/oz	$11.25/lb	$11.25/oz
Reserves	$2.75/lb	$1,300.00/oz	$14.50/lb	$23.00/oz
Financial Model	$3.16/lb	$1,473.68/oz	$14.74/lb	$26.32/oz

1.7.2	Mineral Resource

Table 1-2 summarizes the mineral resources for the Casino Project.

Table 1-2: Mineral Resource-Inclusive of Mineral Reserve

Supergene and Hypogene Zones	Cutoff	Ore	Copper	Gold	Moly	Silver	CuEq
(Mill Resource)	CuEq (%)	Mtonnes	(%)	(g/t)	(%)	(g/t)	(%)
Measured Mineral Resource
Supergene Oxide	0.25	25	0.28	0.52	0.026	2.38	0.77
Supergene Sulphide	0.25	36	0.39	0.41	0.029	2.34	0.84
Hypogene	0.25	32	0.32	0.38	0.026	1.94	0.73
Total Measured Resource	0.25	93	0.34	0.43	0.027	2.21	0.78
Indicated Mineral Resource
Supergene Oxide	0.25	36	0.23	0.21	0.019	1.44	0.46
Supergene Sulphide	0.25	216	0.24	0.22	0.019	1.72	0.50
Hypogene	0.25	711	0.17	0.21	0.023	1.65	0.45
Total Indicated Resource	0.25	963.6	0.19	0.21	0.022	1.66	0.46
Measured/Indicated Mineral Resource
Supergene Oxide	0.25	61	0.25	0.34	0.022	1.83	0.59
Supergene Sulphide	0.25	252	0.26	0.25	0.021	1.81	0.55
Hypogene	0.25	743	0.17	0.22	0.023	1.66	0.46
Total Measured/Indicated Resource	0.25	1057	0.20	0.23	0.022	1.71	0.49
Inferred Mineral Resource
Supergene Oxide	0.25	26	0.26	0.17	0.010	1.43	0.41
Supergene Sulphide	0.25	102	0.20	0.19	0.010	1.49	0.38
Hypogene	0.25	1568	0.14	0.16	0.020	1.36	0.37
Total Inferred Resource	0.25	1696	0.14	0.16	0.019	1.37	0.37
Leached Cap/Oxide Gold Zone	Cutoff	Ore	Copper	Gold	Moly	Silver	CuEq
(Heap Leach Resource)	Gold (g/t)	Mtonnes	(%)	(g/t)	(%)	(g/t)	(%)
Measured Mineral Resource	0.25	31	0.05	0.52	0.025	2.94	N.A.
Indicated Mineral Resource	0.25	53	0.03	0.33	0.017	2.36	N.A.
Measured/Indicated Resource	0.25	84	0.04	0.40	0.020	2.57	N.A.
Inferred Mineral Resource	0.25	17	0.01	0.31	0.008	1.93	N.A.
CuEq is based on metal prices of US$2.00/lb copper, $US875/oz gold, US$11.25/lb molybdenum, and US$11.25/oz silver and assumes 100% metal recovery.

The supergene oxide, supergene sulphide, and hypogene zones are mill resources and are tabulated at a 0.25% copper equivalent cutoff grade. Measured and indicated supergene and hypogene resources amount to 1.06 billion tonnes at 0.20% copper, 0.23 g/t gold, 0.022% molybdenum, and 1.71 g/t silver. Inferred resources are an additional 1.7 billion tonnes at 0.14% copper, 0.16 g/t gold, 0.019% molybdenum, and 1.37 g/t silver.

The leach cap contains potential heap leach ore and is tabulated at a 0.25 g/t gold cutoff grade. Measured and indicated heap leach ore amounts to 84.0 million tonnes at 0.04% copper, 0.40 g/t gold, and 2.57 g/t silver. Inferred resources are an additional 17 million tonnes at 0.01% copper, 0.31 g/t gold, and 1.93 g/t silver.

1.7.3	Mineral Reserve

The mill ore reserve amounts to 965.2 million tonnes at 0.204% copper, 0.240 g/t gold, 0.0227% molybdenum, and 1.74 g/t silver. Heap leach reserve is an additional 157.5 million tonnes at 0.292 g/t gold and 0.036% copper. Table 1-3 presents the mineral reserve for the Casino Project.

Table 1-3: Mineral Reserve

Mill Ore Reserve:	Ore Ktonnes	Tot Cu (%)	Gold (g/t)	Moly (%)	Silver (g/t)
Proven Mineral Reserve:
Mill Ore	91,602	0.336	0.437	0.0275	2.23
Probable Mineral Reserve:
Mill Ore	729,777	0.203	0.235	0.0240	1.78
Low Grade Stockpile	143,828	0.122	0.139	0.0133	1.19
Total Probable Reserve	873,605	0.190	0.219	0.0222	1.68
Proven/Probable Reserve
Mill Ore	821,379	0.218	0.258	0.0244	1.83
Low Grade Stockpile	143,828	0.122	0.139	0.0133	1.19
Total Mill Ore Reserve	965,207	0.204	0.240	0.0227	1.74

Heap Leach Reserve:	Ore ktonnes	Gold (g/t)	Tot Cu (%)	Moly (%)	Silver (g/t)
Proven Mineral Reserve	31,760	0.480	0.051	N/A	2.79
Probable Mineral Reserve	125,694	0.244	0.032	N/A	2.06
Total Heap Leach Reserve	157,454	0.292	0.036	N/A	2.21

1.8	Costs and Financial Data

1.8.1	Capital Cost Estimate

The initial capital investment for complete development of the project is estimated to be $2.456 billion total direct and indirect cost. Table 1-4 shows the capital cost breakdown.

Table 1-4: Capital Cost Estimate Summary

(millions)
Direct Costs
Mining Equipment & Mine Development	$454
Concentrator (including related facilities)	$904
Heap Leach Operation	$139
Camp	$70
Sub-Total Direct Costs	$1,566
Indirect Costs	$295
Infrastructure Costs
Power Plant	$209
Access Road	$99
Airstrip	$24
Sub-Total Infrastructure Costs	$332
Contingency	$218
Owner’s Costs	$44
Grand Total	$2,456

In addition to the above, the total life of mine sustaining capital is estimated to be $361.7 million. This capital will be expended during a 22 year period.

1.8.2	Operating Cost Estimate

Life of mine average operating cost is $8.52 per tonne for sulphide ore, which includes mining, concentrator plant and general and administrative costs. The life of mine average operating cost is $4.04 per tonne for oxide ore which includes processing only.

1.8.3	Financial Analysis

Net Income after Tax amounts to $6.7 billion for the life of the mine. The base case economic analysis (Table 1-5) indicates that the project has an Internal Rate of Return (IRR) of 20.1% after taxes with a payback period of 3.0 years.

Table 1-5 compares the base case project financial indicators with the financial indicators for other cases when the sales price, the amount of capital expenditure, operating cost, and copper recovery are varied from the base case values. By comparing the results of this sensitivity study, it can be seen that the project IRR’s sensitivity to variation in metal sales price has the most impact, while variation of operating cost, variation of mill recovery, and variation of capital cost are approximately equal.

Table 1-5: Sensitivity Analysis (After tax figures)

						Payback
	NPV @ 0%	NPV @ 5%	NPV @ 8%	NPV @ 10%	IRR	Years
Base Case (LTP)	$6,651	$2,986	$1,830	$1,296	20.1%	3.0
SEC Prices	$7,848	$3,621	$2,287	$1,669	22.5%	2.7
Spot Prices*	$7,744	$3,597	$2,282	$1,672	22.7%	2.6
Base-Case Sensitivities
Metals Price +10%	$8,157	$3,786	$2,407	$1,768	23.1%	2.6
Metals Price -10%	$5,146	$2,186	$1,253	$824	16.7%	3.5

Capex +10%	$6,499	$2,840	$1,689	$1,158	18.4%	3.2
Capex -10%	$6,804	$3,133	$1,972	$1,434	22.1%	2.7

Opex +10%	$6,103	$2,705	$1,631	$1,135	19.0%	3.1
Opex -10%	$7,200	$3,268	$2,029	$1,457	21.1%	2.9

Mill Recovery +5%	$7,304	$3,329	$2,075	$1,495	21.3%	2.8
Mill Recovery -5%	$5,998	$2,644	$1,585	$1,096	18.7%	3.1

$ in millions
*Spot prices are on the last	Base Case		SEC Prices		Spot Prices*
day of December 2012	Copper	$3.16	Copper	$3.67	Copper	$3.57
	Molybdenum	$14.74	Molybdenum	$14.67	Molybdenum	$11.80
	Gold	$1,473.68	Gold	$1.487.85	Gold	$1,657.50
	Silver	$26.32	Silver	$28.80	Silver	$29.95

1.9	Conclusions and Recommendations

The Casino mineral occurrence can be successfully and economically exploited by proven and conventional mining and processing methods under the conditions and assumptions outlined in the 2013 Feasibility Study. Overall, the main risk and key metric for financial success is metal pricing.

Opportunities exist to enhance the project economics including:

•	Conversion of some of the inferred resource into measured and indicated.
•	Sharing of infrastructure development costs with other parties.
•	Optimize the process during the basic and detailed engineering phases.

To further enhance the project, M3 recommends that CMC perform the following:

•

CMC should continue to further define the resource through exploration drilling, particularly in the more sparsely drilled area west of the main zone and deep drilling adjacent to the microbreccia pipe (approximately $2 million required).

•	CMC should continue with the environmental studies and permitting efforts now underway (approximately $5 million required).

•	CMC should continue with the engineering effort in support of permitting (approximately $1 million required).

•	CMC should continue to monitor developments in the Yukon, northern British Columbia, and Alaska to be in a position to share infrastructure development (approximately $200,000 required).

Figure 1-1: Casino Property Location

(Source: Yukon Highway Map, Yukoninfo.com)

Figure 1-2: Road to Casino Concentrator Site from the Yukon River

(Source: M3)

Figure 1-3: Path from Yukon River to Proposed Fresh Water Pond

(Source: M3)

Royalties and Production Payments

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived therefrom. Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a rate of 2%) for US$59 million if the amount is paid on or before December 31, 2017.

The source of the majority of the Company’s funds is proceeds received from the sale of the NSR Royalty in December 2012. The Company is required to use these proceeds for the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

Recent Developments

Project Expenditures

Over the last few years, the majority of Western’s activities and expenditures relating to the Casino Project have focused on permitting, engineering, and salary and wages for the employees who manage those functions, as follows:

For the year ended December 31,	2015	2014

Claims maintenance	-	$3,390
Engineering	$518,331	$456,759
Permitting	$2,506,343	$4,136,478
Salary and wages	$740,132	$793,348
Share-based payments	$79,472	$121,004

Casino expenditures	$3,844,278	$5,510,979

Permitting

Western submitted the Casino Project Proposal (the “Project Proposal”) to the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) for assessment in January 2014. Throughout 2015, the Company submitted two supplemental information reports to YESAB. At this point, the total application submitted represents over 14,000 pages of information and over three years of engagement with regulatory agencies and Federal, Territorial and First Nation Governments.

On February 18, 2016, the YESAB Executive Committee informed the Company that it is requiring that the Casino Project be reviewed by a panel (the “Panel Review”), the highest level of assessment carried out by YESAB.

Having the Casino Project moved to a Panel Review at this stage removes the uncertainty that the Project will be referred later in the assessment process, potentially saving the Company time and money. The first step in the process is for YESAB to provide Western with a list of required information through the release of the Environmental and Socio-Economic (“ESE”) Guidelines. Western expects to receive the ESE Guidelines in mid-2016.

Western will continue work with Federal, Territorial and First Nation governments, as well as regulatory agencies to advance the project through the Panel Review process in 2016.

Permitting timelines in North America are uncertain. Events outside of the Company’s control may cause delays in permitting and development of the Casino Project. Construction of the Casino Project is also subject to project financing.

Community Relations

On July 6, 2015, the Company announced that it has entered into an initial agreement for co-operation in project assessment and other matters with the Tr’ondëk Hwëch’in First Nation. Western has now signed consultation and cooperation agreements with the three First Nations on whose Traditional Territory the Casino Project is located. These agreements commit the parties to work cooperatively to review, evaluate and discuss the Casino Project, and lay the foundation for establishing future agreements.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following information is based on our primary financial statements which have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board.

A.	Operating Results.

For the year ended December 31,	2015	2014	2013
	$	$	$

Filing and regulatory fees	181,291	155,522	164,673
Office and administration	259,360	273,507	258,806
Professional fees	240,896	156,688	154,988
Rent and utilities	222,431	222,519	204,500
Share-based payments	209,624	304,109	652,436
Shareholder communication and travel	434,418	499,186	572,635
Wages and benefits	1,050,766	924,778	948,788

CORPORATE EXPENSES	2,598,786	2,536,309	2,956,826

Foreign exchange loss (gain)	(316,988)	(388,045)	(1,352,437)
Interest income	(163,771)	(236,290)	(238,873)

LOSS AND COMPREHENSIVE LOSS	2,118,027	1,911,974	1,365,516

Year ended December 31, 2015

Western incurred a loss of $2.1 million ($0.02 per common share) for the year ended December 31, 2015 compared to a loss of $1.9 million ($0.02 per common share) over the same period in 2014.

During the year ended December 31, 2015 professional fees increased by $84,000 compared to the year ended December 31, 2014 largely because the Company engaged consultants to review and assist with corporate strategy in 2015.

Share based payments decreased by $94,000 during the year ended December 31, 2015 compared to the same period in 2014 due to variations in the valuation and to the timing of the associated amortization of previous stock option grants.

During the year ended December 31, 2015, shareholder communication and travel expenses decreased by $65,000 compared to the year ended December 31, 2014 as the Company reduced its shareholder outreach activities in an effort to reduce costs during the recent downturn in the capital markets.

Wages and benefits increased by $126,000 during the year ended December 31, 2015 because the Company increased its headcount from the same period in the prior year.

Year ended December 31, 2014

The Company incurred a loss of $1.91 million ($0.02 per common share) for the year ended December 31, 2014 compared to a loss of $1.37 million ($0.01 per common share) during the year ended December 31, 2013. The difference in the comparative loss figures was largely driven by the fluctuations in the exchange rate between the Canadian and US dollar discussed above, the valuation of previous stock option grants, and lower shareholder communication and travel expenses.

Share-based payments during the year ended December 31, 2014 were $348,000 less than those recorded in 2013. The Company’s relatively high share price in 2011 led to much higher values being assigned to stock options granted in that year. The values associated with the 2011 stock options were fully amortized by the end of 2013. As a result, the Company recorded lower share-based payment charges in the current year.

Shareholder communication and travel expenses decreased by $73,000 during the year ended December 31, 2014 compared same period in 2013. During 2013 the Company incurred additional expenses associated with promoting the positive results of the feasibility study.

B.	Liquidity and Capital Resources.

For the year ended December 31,	2015	2014
	$	$
Cash provided by (used in)

Operating activities	(1,797,266)	(1,549,511)
Financing activities	-	284,349
Investing activities	(4,844,242)	2,692,521
Change in Cash and Cash Equivalents	(6,641,508)	1,427,359
Cash and cash equivalents – beginning	7,471,834	6,044,475
Cash and Cash Equivalents - ending	830,326	7,471,834

In addition to the $830,000 in cash and cash equivalents, the Company held $9.6 million in short-term investments on December 31, 2015. Cash and short-term investments totaled $10.4 million as at December 31, 2015 compared to $16.6 million as at December 31, 2014. The decrease is mainly a result of the Company’s on-going activities to advance the Casino Project.

Western is an exploration stage enterprise. As at the date of this annual report on Form 20-F, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

Operating activities

The significant components of operating activities are discussed in the Operating Results section above.

Financing activities

During the year ended December 31, 2014 the Company received $284,000 from the exercise of stock options. There was no financing activity during the year ended December 31, 2015.

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments. Investments with an original maturity of greater than three months, even if they are cashable without penalty before that time, are considered short-term investments for accounting purposes. Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the year ended December 31, 2015, Western purchased $500,000 in short-term investments, and spent $4.3 million on exploration and evaluation expenditures. During year ended December 31, 2014, Western redeemed $8.0 million in short term investments and expended $5.3 million on mineral property activities.

C.	Research and Development, Patents and Licenses, Etc.

The Company is a mineral exploration company and does not conduct any research and development activities.

D.	Trend Information.

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

E.	Off-Balance Sheet Arrangements.

We have no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.

Payments due by period

Contractual obligation	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
Office lease	$74,000	$74,000	-	-	-
Total	$74,000	$74,000	-	-	-

Mineral property obligations are listed under Royalties and Production Payments in Item 4.D. Property, Plant, and Equipment.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Dale Corman, B.Sc., P.Eng., was appointed Executive Chairman on February 1, 2016 after serving as the Company’s Chairman and Chief Executive Officer since its inception in 2006. Mr. Corman has been a Director since 2006.

From 1995 to 2006, he was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation. He has 30 years’ experience as a senior corporate officer of publicly listed companies in Canada and the United States, as well as extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. Mr. Corman received a B.S. in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972.

Mr. Corman is a Director of Spanish Mountain Gold [TSXV:SPA], NorthIsle Copper and Gold Inc. [TSXV:NCX], and Copper North Mining Corp. [TSXV:COL].

Robert Gayton, B.Comm., Ph.D., FCPA, FCA, has served as Director, and Chairman of the Audit Committee since the Company’s inception in 2006.

Dr. Gayton is a Chartered Accountant and holds a Ph.D. – Accounting/Finance from the University of California, Berkeley (1973). Dr. Gayton was a member of the Business School faculties at Berkeley and the University of BC from 1965 to 1974.

In 1974, Dr. Gayton left academia to join Peat Marwick Mitchell (now KPMG LLP) and establish their professional development program. He became partner in 1976 and transferred to the audit practice in 1979. In 1987, Dr. Gayton left the firm to join a client and since that time has acted as financial advisor/officer to various resource based companies.

He is currently a director and chair/member of the audit and other committees of the following companies: Amerigo Resources Ltd. [TSX:ARG], B2 Gold Corp. [TSX:BTO, NYSE MKT:BTG], Eastern Platinum Limited [TSX & AIM:ELR], and Nevsun Resources Ltd. [TSX & NYSE MKT:NSU].

Archie Lang was appointed as Director in 2014.

Mr. Lang is a life-long northerner with an expertise in economic development. He is a former two term elected member of the Yukon Legislative Assembly who was appointed as the Minister of Energy Mines and Resources from 2002 to 2008, Minister of Highway and Public Works from 2008 to 2011, and Minister of Community Services from 2008 to 2011. Mr. Lang is experienced in developing and managing projects in consultation and partnership with all levels of government, including First Nations.

Mr. Lang’s work in those Ministries provided him with in-depth knowledge of key issues surrounding the development of natural resources in the north. During his tenure as a Minister, Mr. Lang also assisted in managing the devolution of responsibility for these portfolios from Canada to Yukon and, in conjunction with the Federal Government and First Nations, implemented the Yukon Environmental and Socio-economic Assessment Act.

David Williams, LL.B., MBA, has served as Director since the Company’s inception in 2006.

Mr. Williams is senior counsel at Manitou Investment Management and manages investments for his family holding company and is involved in a number of charitable organizations. Mr. Williams holds a Master of Business Administration Degree from Queens University and a Doctor of Civil Laws Degree from Bishops University.

Mr. Williams has held several executive and board positions within publicly-listed and private companies. In these roles, Mr. Williams was responsible for the overall management of the business, which included reviewing and analyzing financial statements and overseeing regulatory reporting.

Klaus Zeitler, Ph.D., has served as Director since the Company’s inception in 2006.

Dr. Zeitler was the founder and CEO of Inmet from 1987 to 1996. Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 to 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996.

Dr. Zeitler is currently Director and Executive Chairman of Amerigo Resources Ltd. [TSX:ARG], Chairman and Director of Los Andes Copper Ltd. [TSXV:LA] and Director of Tahoe Resources Inc. [TSX:THO].

Paul West-Sells, Ph.D., was appointed President and Chief Executive Officer on February 1, 2016. Dr. West-Sells has held a number of executive positions, most recently as President and Chief Operating Officer since 2010.

Dr. West-Sells has over 20 years’ experience in the mining industry. After obtaining his Ph.D. from the University of British Columbia in Metallurgical Engineering, he worked with BHP, Placer Dome, and Barrick in increasingly senior roles in Research and Development and Project Development. Dr. West-Sells has been employed by the Company since 2006, holding a number of technical and executive positions.

Julien François, CPA, CA has served as Vice President, Finance and Chief Financial Officer since the Company’s inception in 2006.

Prior to joining the Company, he was the Controller of Western Silver Corporation from 2005 to 2006. From 2000 to 2005, Mr. François worked in the audit practice at PricewaterhouseCoopers LLP. Mr. François graduated from the University of British Columbia in 2000 and obtained his professional qualification as a Chartered Accountant in 2004. He is also Chief Financial Officer of Copper North Mining Corp. [TSXV:COL].

Cameron Brown, P. Eng., has served as Vice President, Engineering since July 2010.

From 2006 to 2010, Mr. Brown was the Company’s Project Manager. Mr. Brown has over 45 years’ experience in mineral processing and has been responsible for plant maintenance, project management and engineering of major base and precious metal projects. He was formerly Project Manager for Western Silver Corporation and worked for 22 years for Bechtel Mining & Metals in various capacities including; Project Manager, Project Engineering Manager, and Manager of Engineering for Bechtel Mining & Metals (Global).

Corey Dean, B. Comm., L.L.B has served as Corporate Secretary since the Company’s inception in 2006.

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

Mr. Dean is an officer of Bear Creek Mining Corporation [TSXV:BCM] and Copper North Mining Corp. [TSXV:COL].

B.	Compensation.

Stock Option Plan

A stock option plan was adopted on March 24, 2006 and was last approved by the Company’s shareholders on June 24, 2015. The purpose of the plan is to attract and motivate directors, officers, employees of and service providers by affording such persons an opportunity to acquire an equity interest in Western. The plan provides that, subject to the requirements of the Toronto Stock Exchange, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years.

Compensation of Senior Management

 For the fiscal year ending December 31, 2015, we have provided salary and other compensation to members of senior management as follows:

Name	Salary	Bonus	Total	Stock Options
Dale Corman Executive Chair	$175,000	$Nil	$175,000	100,000
Paul West-Sells President and CEO	$225,000	$Nil	$225,000	100,000
Julien François Chief Financial Officer	$175,000	$Nil	$175,000	75,000
Cameron Brown VP, Engineering	$191,000	$Nil	$191,000	75,000

The stock options were granted on August 10, 2015 under the stock option plan described above and exercisable at $0.50 per share within 5 years of the grant date, subject to vesting at the rate of one-third of the options on each date that is 12, 18 and 24 months following the date of grant.

Compensation of Directors

Each of our non-employee directors is entitled to a fee of $20,000 per year for service as a director, and $800 for each meeting of the Board or a committee of the Board attended in person or by telephone. The chair of the Audit Committee receives an additional fee of $5,000 per year, subject to annual review. Directors do not have service contracts that provide for benefits upon termination.

Name	Director Fees	Stock Options
Robert Gayton	$30,600	50,000
Archie Lang	$22,400	50,000
David Williams	$25,600	50,000
Klaus Zeitler	$26,400	50,000

The stock options were granted on August 10, 2015 under the stock option plan described above and exercisable at $0.50 per share within 5 years of the grant date, subject to vesting at the rate of one-third of the options on each date that is 12, 18 and 24 months following the date of grant.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to its officers and directors at, following, or in connection with retirement.

C.	Board Practices.

Each director is elected at the annual general meeting of shareholders for a one year term. Our Board of Directors is comprised of Dale Corman, Robert Gayton, Archie Lang, David Williams, and Klaus Zeitler.

Audit Committee

The Audit Committee is comprised of Robert Gayton, chair, David Williams, and Klaus Zeitler. The Board of Directors has adopted a charter for the Audit Committee, which states that its duties and responsibilities are to ensure the effectiveness of the process of identifying and addressing principal business risks and adequacy of the related disclosure of Western; monitor the integrity of our financial reporting and systems of internal controls regarding finance, accounting and legal compliance; monitor the independence of and performance of our independent auditors; and provide an avenue of communication among the independent auditors, management and the Board of Directors.

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

The independent auditors are accountable directly to the Audit Committee. The Committee must review the independence and performance of the auditor, and annually recommend to the Board the appointment of the independent auditors and approve any discharge of auditors. The Committee must also approve the fees and any other significant compensation to be paid to the auditors, and approve any non-audit services that the auditor may provide. The Committee must also establish procedures for the receipt, retention and treatment of complaints received by Western as to our internal accounting controls or auditing matters.

Compensation Committee

The Compensation Committee is comprised of Klaus Zeitler, chair, Robert Gayton, and David Willams. The Board of Directors adopted a charter for the Compensation Committee. The Committee is appointed by the Board of Directors and must be comprised of at least three members, each of whom is independent of management and free of any relationship that would interfere with the exercise of independent judgment.

The Compensation Committee must meet at least twice annually. The Compensation Committee is responsible to annually to review and approve the corporate goals and objectives for the chief executive officer and other executive officers and evaluate their respective performance. The Compensation Committee is also responsible to review and determine the base salary, incentive compensation and long-term compensation for each of such officers on an annual basis. Determination of long term incentives must include consideration of Western’s performance, relative shareholder return, and the value of similar incentive compensation for such executives at comparable companies. Duties of the Compensation Committee include overseeing and monitoring employee compensation strategies and benefits, as well as making recommendations to the Board of Directors with respect to incentive compensation and equity based plans. The Committee must produce for review and approval by the full Board of Directors a report on executive compensation for inclusion in our annual information circular.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of David Williams, chair, Robert Gayton, and Klaus Zeitler. The Board of Directors adopted a charter for this committee. The Corporate Governance and Nominating Committee assists the Board of Directors in fulfilling its responsibility to shareholders, potential shareholders and the investment community by administering the nomination process for directors of Western. The Corporate Governance and Nominating Committee must be comprised of at least three directors, each of whom is independent of management and free of any relationship that would interfere with the exercise of independent judgment. The Corporate Governance and Nominating Committee must meet at least twice annually. Its responsibilities include, among others: reviewing and assessing the effectiveness of the Board of Directors, the committees of the Board of Directors, and individual performance of directors; considering and reviewing criteria for selecting candidates for election to the Board; recommending individuals for nomination for election as directors; recommending persons to serve on committees of the Board of Directors; and reviewing and approving appropriate orientation and education of new members of the Board of Directors.

Other Board Practices

The Board of Directors has also adopted a Code of Business Conduct, as well as investment, employee, confidentiality, insider trading, whistleblower, and disclosure policies.

D.	Employees.

The Company had the following number of employees located in the following countries as of the dates listed below.

Date	Canada	USA	Total
December 31, 2015	10	1	11
December 31, 2014	10	1	11
December 31, 2013	8	1	9

E.	Share Ownership.

Director and officer share ownership information is current as at March 18, 2016.

Name and Position (1)(2)	Residence(1)	No. of Securities(3)	Percentage(3)
Dale Corman Director and Executive Chair	British Columbia, Canada	6,826,666	7.2%
Robert Gayton Director	British Columbia, Canada	488,733	0.5%
Archie Lang Director	Yukon, Canada	34,333	<0.1%
David Williams Director	Ontario, Canada	1,058,333	1.1%
Klaus Zeitler Director	British Columbia, Canada	460,833	0.5%
Paul West-Sells President and CEO	British Columbia, Canada	948,666	1.0%
Julien François Chief Financial Officer	British Columbia, Canada	652,000	0.7%
Cameron Brown Vice President, Engineering	Washington, USA	641,667	0.7%
Corey Dean Corporate Secretary	British Columbia, Canada	379,166	0.4%

(1)	The information as to residence and principal occupation, not being within our knowledge, has been furnished by the respective directors and officers individually.

(2)	Directors serve until the earlier of the next annual general meeting or their resignation.

(3)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 24, 2016, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 199,194,936 shares of common stock outstanding as of March 18, 2016. Refer to the ‘Terms of options deemed to be outstanding’, below, for details for stock options included in share ownership.

(4)	150,000 of these shares are held by Seed Foundation, a private company controlled by Mr. Williams.

Terms of options deemed to be outstanding:

Name	No. of options currently exercisable or exercisable in the next 60 days	Exercise Price	Expiry date
Dale Corman	200,000	2.84	July 6, 2016
Director and Executive	200,000	0.80	July 12, 2017
Chair	200,000	0.60	July 9, 2018
	100,000	0.88	July 17, 2019
	100,000	0.50	August 10, 2020
Robert Gayton	100,000	2.84	July 6, 2016
Director	100,000	0.80	July 12, 2017
	100,000	0.60	July 9, 2018
	50,000	0.88	July 17, 2019
	50,000	0.50	August 10, 2020
Archie Lang	100,000	0.67	March 13, 2020
Director	50,000	0.50	August 10, 2020
David Williams	100,000	2.84	July 6, 2016
Director	100,000	0.80	July 12, 2017
	100,000	0.60	July 9, 2018
	50,000	0.88	July 17, 2019
	50,000	0.50	August 10, 2020
Klaus Zeitler	100,000	2.84	July 6, 2016
Director	100,000	0.80	July 12, 2017
	100,000	0.60	July 9, 2018
	50,000	0.88	July 17, 2019
	50,000	0.50	August 10, 2020
Paul West-Sells	200,000	2.84	July 6, 2016
President and Chief	200,000	0.80	July 12, 2017
Executive Officer	200,000	0.60	July 9, 2018
	100,000	0.88	July 17, 2019
	100,000	0.50	August 10, 2020
Julien François	125,000	2.84	July 6, 2016
Chief Financial Officer	150,000	0.80	July 12, 2017
	150,000	0.60	July 9, 2018
	75,000	0.88	July 17, 2019
	75,000	0.50	August 10, 2020
Cameron Brown	125,000	2.84	July 6, 2016
Vice President Engineering	200,000	0.80	July 12, 2017
	150,000	0.60	July 9, 2018
	75,000	0.88	July 17, 2019
	75,000	0.50	August 10, 2020
Corey Dean	100,000	2.84	July 6, 2016
Corporate Secretary	100,000	0.80	July 12, 2017
	100,000	0.60	July 9, 2018
	25,000	0.88	July 17, 2019
	25,000	0.50	August 10, 2020

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

To the Company’s knowledge, the only shareholder who beneficially owns greater than 5% of our common shares on March 18, 2016 is Dale Corman. This individual does not have different voting rights than other shareholders. Refer to Item 6.E for related share ownership information.

To the best of the knowledge of management of the Company, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

As of the date of this Form 20-F, there are no arrangements known to the Company which may at a subsequent date result in a change in control of the Company.

B.	Related Party Transactions.

There was no material related party transaction during the year ended December 31, 2015.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

This annual report contains the audited financial statements of Western for the years ended December 31, 2015, 2014, and 2013. These statements include Western’s Balance Sheets as at December 31, 2015 and 2014, Statements of Loss and Deficit for the years ended December 31, 2015, 2014 and 2013, Statements of Cash Flows for the years ended December 31, 2015, 2014, and 2013, as well as the notes related thereto, and the auditor’s report thereon dated March 24, 2016.

We have not paid dividends to date and have no intention of paying dividends in the foreseeable future.

B.	Significant Changes.

There has been no significant event that has occurred subsequent to the date of the most recent consolidated financial statements.

Item 9.	The Offer and Listing

A.	Offer and Listing Details.

The Company is listed on the TSX and the NYSE MKT under the symbol WRN. Western’s primary market is the TSX.

The following table indicates the high and low closing market prices for our common shares, as determined by the TSX for the five most recent full financial years:

Year	NYSE MKT (US$)		TSX ($)
	High	Low	High	Low
2015	0.65	0.22	0.75	0.30
2014	0.99	0.46	1.10	0.54
2013	1.72	0.46	1.68	0.49
2012	2.11	0.52	2.04	0.59
2011	4.49	1.15	4.40	1.40

The following table indicates the high and low closing market prices for our common shares, as determined by the TSX, for each full financial quarter during the two most recent full financial years:

Quarter	NYSE MKT (US$)		TSX ($)
	High	Low	High	Low
Oct. 1 – Dec. 31, 2015	0.35	0.22	0.44	0.30
July 1 – Sept. 30, 2015	0.47	0.27	0.59	0.34
April 1 - June 30, 2015	0.54	0.38	0.66	0.46
Jan. 1 - March 31, 2015	0.65	0.45	0.75	0.56
Oct.1 – Dec. 31, 2014	0.68	0.46	0.78	0.54
July 1 – Sept. 30, 2014	0.88	0.58	0.94	0.65
April 1 - June 30, 2014	0.98	0.75	1.08	0.80
Jan. 1 – March 31, 2014	0.99	0.60	1.10	0.67

The following table indicates the high and low closing market prices for our common shares, as determined by the TSX for each of the most recent six months:

Month	NYSE MKT (US$)		TSX ($)
	High	Low	High	Low
March 1 – 18, 2016	0.66	0.37	0.87	0.50
February 2016	0.37	0.22	0.50	0.31
January 2016	0.29	0.20	0.40	0.29
December 2015	0.29	0.22	0.41	0.31
November 2015	0.31	0.23	0.42	0.30
October 2015	0.35	0.29	0.44	0.36

B.	Plan of Distribution.

Not applicable.

C.	Markets.

The common shares of Western Copper and Gold Corporation are traded on the Toronto Stock Exchange and the NYSE MKT under the ticker symbol “WRN”.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

In the following summary, the term “BCBCA” refers to the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that act.

1.	Register, Entry Number and Purposes

Western was incorporated under the BCBCA on March 17, 2006 under Incorporation Number BC0751975. Under the BCBCA, the Company’s constating documents consist of Notice of Articles and Articles (being the equivalent of the Memorandum and Articles of Association (Bylaws)). The Notice of Articles and Articles do not address the Company’s objects and purposes.

2.	Directors’ Powers

A director who holds a disclosable interest in a material contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolutions to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

A director who holds a disclosable interest in a material contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCBCA.

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

No director or intended director is disqualified by his or her office from contracting with the Company, either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company is invalid merely because:

(1)     a director or senior officer of the Company has an interests direct or indirect, in the contract or transaction;

(2)     a director or senior officer of the Company has not disclosed an interest he or she has in the contract or transaction; or

(3)     the directors or shareholders of the Company have not approved the contract or transaction in which a director or senior officer of the Company has an interest.

Subject to the BCBCA, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the BCBCA, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

The directors may authorize the Company to: (1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate; (2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such terms as they consider appropriate; (3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

A director is not required to hold a share in the capital of the Company as qualification for his or her officer but must be qualified as required by the BCBCA to become, act, or continue to act as a director.

3.	Rights, Preferences and Restrictions Attaching to Each Class of Shares

The authorized capital of Western consists of (1) an unlimited number of common shares without par value; (2) an unlimited number of class A voting shares with a par value of C$0.00001 each; and (3) an unlimited number of preferred shares without par value. There are no class A voting shares nor preferred shares issued or outstanding.

Every holder of common shares is entitled to one vote on a vote by show of hands or one vote for each share entitled to be voted on a poll. A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll and may appoint a proxy holder to act at the meeting if the person first satisfies the chair of the meeting or the directors that he or she is a legal personal representative or trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

The holders of common shares have no special rights to receive dividends, share in Company profits, share in any surplus upon liquidation, have their shares redeemed, or any other special rights or restrictions.

4.	Procedures to Change the Rights of Shareholders

Subject to the BCBCA, the Company may: (1) by directors’ resolutions or ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and (2) by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued.

5.	Ordinary and Extraordinary Shareholders’ Meeting

Unless an annual general meeting is deferred or waived in accordance with the BCBCA, the Company must hold its first annual general meeting within 18 months after the date on which it was recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such and place as may be determined by the directors.

The shareholders may consent to all of the business on which they would be entitled to vote at an annual general meeting by unanimous resolution, provided that the shareholders must, in such unanimous resolution select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

Directors may call a meeting of the shareholders at any time. Meetings may be held in British Columbia or outside of British Columbia, provided that such alternative location is approved by resolution of the directors before the meeting is held or approved in writing by the Registrar of Companies before the meeting is held.

The Company must send to each shareholder entitled to attend a shareholders’ meeting and each director and auditor of the Company notice of the date, time and location of any shareholders’ meeting at least 21 days before the meeting, so long as the Company is publicly listed.

The Company must send to each shareholder, whether or not their shares carry the right to vote, a notice of any shareholders’ meeting at which a resolution entitling shareholders to dissent is to be considered, specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least 21 days before the meeting, so long as the Company is publicly listed.

If a shareholders’ meeting is to consider special business, then the notice of meeting or a circular prepared in connection with the meeting must state the general nature of the special business and, if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing or giving of effect to any document, have attached to it a copy of the document or state that the document will be available for inspection upon request.

A two thirds majority of shareholder votes is required to pass a special resolutions. Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person present in person or proxy. No business, other than the election of a chair of the meeting and the adjournment of the meeting may be transacted unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting. If there is no quorum present within one half hour of the time set for the holding of the meeting, in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and in the case of any other shareholder meeting, the meeting stands adjourned to the same day in the next week at the same time and place. If at the subsequent meeting there is no quorum present within one half hour of the time set for the holding of the meeting, the person or persons present and being, or represented by proxy, one or more shareholders entitled to attend and vote shall constitute a quorum.

In addition to those persons who are entitled to vote at a shareholders’ meeting, the only other persons entitled to be present are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor for the Company, any persons invited to be present by the directors or by the chair and any persons entitled or required under the BCBCA or the Articles to be present. If any one of those persons, however, does attend, he or she is not to be counted in the quorum and is not entitled to vote, unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

6.	Limitations on Rights to Own Securities

No share may be issued until it is fully paid. There are no restrictions on rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of the Company.

7.	Impediments to Change of Control

None.

8.	Stockholder Ownership Disclosure Threshold in Bylaws

None.

9.	Significant Differences with Applicable U.S. Law

With respect to items 2 through 8 above, the law applicable to Western is not significantly different from that provided under the corporation law statutes in most U.S. jurisdictions.

10.	Special Conditions for Changes in Capital

The conditions imposed by the Western Notice of Articles and Articles are not more stringent than required under the BCBCA.

C.	Material Contracts.

The Company has entered into the following material contracts:

•	Net Smelter Returns Royalty Agreement dated December 21, 2012 between Western Copper and Gold Corporation, Casino Mining Corp., and 8248567 Canada Limited.

•	Royalty Purchase Agreement dated December 20, 2012 between Western Copper and Gold Corporation, Casino Mining Corp., and 8248567 Canada Limited.

•	Option Agreement dated July 2002 between CRS Copper Resources Corp. and Great Basin Gold Ltd.

For more information on material terms of the contracts listed above, refer to Item 4.D. property, plant, and equipment

D.	Exchange Controls.

There are no material governmental laws, decrees, regulations or other legislation in Canada which may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Western corporate group, or the remittance of dividends, interest or other payments to nonresident holders of our securities.

E.	Taxation

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of Western. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

PFIC Status of Western

If Western were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of common shares. Western believes that it was classified as a PFIC during the tax year ended December 31, 2015, and based on current business plans and financial expectations, Western expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of Western as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Western (or any subsidiary of Western) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of Western and each subsidiary of Western.

In any year in which Western is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

Western generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of Western is passive income (the “PFIC income test”) or (b) 50% or more of the value of Western’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if Western owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Western will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by Western from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if Western is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of Western’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by Western or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If Western is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat Western and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any “excess distribution” received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If Western is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, Western will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether Western ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which Western was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of Western, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of Western, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which Western is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Western. However, for any tax year in which Western is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to Western generally (a) may receive a tax-free distribution from Western to the extent that such distribution represents “earnings and profits” of Western that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which Western was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its common shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, Western ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which Western is not a PFIC. Accordingly, if Western becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which Western qualifies as a PFIC.

For each tax year that Western qualifies as a PFIC, Western: (a) intends to make available to U.S. Holders, upon their written request, a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide such additional information that such U.S. Holder is reasonably required to obtain in connection with maintaining such QEF Election with regard to Western. Western may elect to provide such information on its website.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if Western does not provide the required information with regard to Western or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares for which Western is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which Western is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if Western is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the common shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of Western, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if Western is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Western, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, Western may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by Western with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided Western is eligible for the benefits of the Canada-U.S. Tax Convention or the common shares are readily tradable on a United States securities market, dividends paid by Western to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that Western not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in common shares generally will be such holder’s U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the common shares and net gains from the disposition of the common shares. Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the common shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act”). In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20459. You may also obtain information on the operation of the public reference room by calling 1-800-SEC-0330. The Securities and Exchange Commission also maintains an internet website at www.sec.gov that contains reports and other information we file electronically with the Securities and Exchange Commission.

In addition, documents referred to in this annual report may be inspected at our principal executive offices at Suite 1800 – 570 Granville Street, Vancouver, British Columbia V6C 3P1 Canada.

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

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2015 and have concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2015.

B.	Management’s Annual Report on Internal Control over Financial Reporting.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Chief Executive Officer and the Chief Financial Officer assessed the effectiveness of the Company’s Internal Controls over Financial Reporting as at December 31, 2015. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on its assessment, management has concluded that, as at December 31, 2015, the Company’s internal control over financial reporting was effective.

Please see the report entitled “Management’s Report on Internal Control over Financial Reporting” contained in the financial statements contained in Item 18 of this annual report on Form 20-F.

C.	Attestation Report of the Registered Independent Public Accounting Firm.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting as the Company is a “non-accelerated filer”.

D.	Changes in Internal Control over Financial Reporting.

There has been no change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2015, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.	Other Items

A.	Audit Committee Financial Expert

Robert J. Gayton, B.Comm., Ph.D., FCPA, FCA is the Audit Committee financial expert and is an independent director pursuant to the rules of the NYSE MKT Company Guide. Refer to Item 6.A. for a description of his qualifications and experience.

B.	Code of Ethics

Western has adopted a code of ethics for its employees, including the Chief Executive Officer and the Chief Financial Officer. All employees and directors have confirmed that they have read and will comply with the code of ethics.

We will provide the code of ethics to any person, without charge, upon request, a copy of such code of ethics. The request may be made by email, telephone, or regular mail. The code of ethics is also available on the website at www.westerncopperandgold.com.

C.	Principal Accountant Fees and Services

The following table sets forth the aggregate professional fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, during the years presented.

	Year ended December 31,
	2015	2014
Audit Fees	$50,000	$50,000
Audit Related Fees	-	-
Tax Fees	$8,500	$9,500
All Other Fees	-	$5,000
Total	$58,500	$64,500

Audit Fees are professional fees billed for the audit of the Company’s annual consolidated annual financial statements, reviews of interim financial statements and other attestation services that may be provided in connection with regular statutory or regulatory filings.

Audit Related Fees are professional fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Western’s financial statements and are not reported under “Audit Fees”.

Tax Fees are professional fees billed for tax return preparation and advice related to tax compliance and tax planning.

All Other Fees include fees billed for services other than disclosed in any other category.

All non-audit services performed by the external auditor are pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Before approval is given, the Audit Committee examines the independence of the external auditor in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

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

H.	Mine Safety

Not Applicable.

PART III

Item 17.	Financial Statements

Item 18.	Financial Statements

Audited Financial Statements
Management Report on Internal Control over Financial Reporting dated March 24, 2016
Independent Auditors’ Report dated March 24, 2016
Consolidated Balance Sheets at December 31, 2015 and 2014
Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2015, 2014, and 2013
Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014, and 2013
Consolidated Statements of Shareholders’ Equity (including Deficit) for the years ended December 31, 2015, 2014, and 2013
Notes to Consolidated Financial Statements

Item 19.	Exhibits

Exhibit Number	Description of Documents

1.1	Certificate of Incorporation dated March 17, 2006[1]

1.2	Notice of Articles issued December 12, 2006[2]

1.3	Articles of Incorporation dated March 17, 2006[2]

8.1	List of subsidiaries

12.1	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002

18.1	Audited Consolidated Financial Statements for the years ended December 31, 2015, 2014, and 2013

1.	Incorporated by reference to Amendment #3 of our Registration Statement on Form 20-FR filed on April 11, 2007.

2.	Incorporated by reference to the Company’s 2007 Form 20-F filed on June 20, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Western Copper and Gold Corporation
Registrant

/s/ Paul West-Sells
	Name:	Paul West-Sells
Date: March 24, 2016	Title:	President and Chief Executive Officer

/s/ Julien François
	Name:	Julien François
Date: March 24, 2016	Title:	Chief Financial Officer