Form 40-F
period 2016-12-31
Western Copper & Gold Corp
filed 2017-03-23
CIK 1364125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

Commission file number 1-35075

WESTERN COPPER AND GOLD CORPORATION
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1000	98-0496216
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number (if	Identification Number (if
	applicable))	Applicable))

15th floor 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1
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
94,965,602

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

Yes [   ]        No [   ]

FORM 40-F

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F of Western Copper and Gold Corporation (the “Company” or the “Registrant”):

(a)	Annual Information Form for the fiscal year ended December 31, 2016;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016; and

(c)	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2016 and 2015.

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

ADDITIONAL DISCLOSURE

Resource and Reserve Estimates

The Company’s Annual Information Form for the fiscal year ended December 31, 2016, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2016, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 of the Commission. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

(b)

Disclosure Controls and Procedures. As of the end of the Company’s fiscal year ended December 31, 2016, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” was carried out by the Company’s management with the participation of the Chief Executive Officer and Chief Financial Officer, who are the principal executive officer and principal financial officer of the Company, respectively. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting.

The required disclosure is included in the “Management’s Report on Internal Control Over Financial Reporting” that accompanies the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2016, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

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

The required disclosure is included in the “Management’s Report on Internal Control Over Financial Reporting” that accompanies the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2016, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

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

Code of Ethics.

The Company has adopted a code of business conduct (the “Code”) that meets the requirements for a “code of ethics” within the meaning of Form 40-F and that applies to all of the Company’s officers, directors and employees, including, without limitation, its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code is available for viewing on the Company’s website, which may be accessed at www.westerncopperandgold.com. During the fiscal year ended December 31, 2016, there was no amendment to the Code or waiver, including an implicit waiver, from any provision of the Code.

If any amendment to the Code is made, or if any waiver from the provisions thereof is granted, the Company may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on the Company’s website, which may be accessed at www.westerncopperandgold.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Additional Information—Audit Committee Information—External auditor service fees (by category)” in the Company’s Annual Information Form for the fiscal year ended December 31, 2016, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

(b)

Of the fees reported under the heading “Additional Information—Audit Committee Information—External auditor service fees (by category)” in the Company’s Annual Information Form for the fiscal year ended December 31, 2016, filed as Exhibit 99.1 to this Annual Report on Form 40-F, none of the fees billed by PricewaterhouseCoopers LLP were approved by the audit committee of the Company’s board of directors pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations.

($ Canadian)	Payment due by period
Contractual Obligations	Total	2017	2018	2019	2020	2021	Thereafter
Office Lease	86,000	86,000	-	-	-	-	-

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

Equity Compensation Plan Approval Requirements: Section 711 of the NYSE MKT’s Listed Company Guide requires shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plans” covers plans that provide for the delivery of both newly issued and treasury securities, as well as plans that rely on securities reacquired in the open market by the issuing company for the purpose of redistribution to employees and directors. The Toronto Stock Exchange rules provide that only the creation of or certain material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval. The Company will follow the Toronto Stock Exchange rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

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

SIGNATURES

            Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 23, 2017.

Western Copper and Gold Corporation

By:         /s/ Julien François
Name:   Julien François
Title:      Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2016

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016

99.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2016 and 2015

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Daniel H. Neff, PE, on behalf of M3 Engineering & Technology Corporation

99.10	Consent of Gary Giroux P. Eng.

99.11	Consent of Ken J. Brouwer, P. Eng., on behalf of Knight Piésold Ltd.

99.12	Consent of Thomas Drielick, P.E.

99.13	Consent of Jesse Duke, P. Geo.

99.14	Consent of Michael Hester, F Aus IMM

99.15	Consent of Scott Casselman, P. Geo.

99.16	Consent of Jeff Austin, P. Eng.