Form 40-F
period 2017-12-31
Western Copper & Gold Corp
filed 2018-03-22
CIK 1364125

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[  ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

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

DL Services Inc.
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104
(206) 903-5448
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 96,653,935

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes X	No ___

FORM 40-F

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F of Western Copper and Gold Corporation (the “Company” or the “Registrant”):

(a)	Annual Information Form for the fiscal year ended December 31, 2017;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2017; and

(c)	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2017 and 2016.

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

ADDITIONAL DISCLOSURE

Resource and Reserve Estimates

The Company’s Annual Information Form for the fiscal year ended December 31, 2017, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2017, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 of the Commission. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

(b)

Disclosure Controls and Procedures. As of the end of the Company’s fiscal year ended December 31, 2017, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” was carried out by the Company’s management with the participation of the Chief Executive Officer and Chief Financial Officer, who are the principal executive officer and principal financial officer of the Company, respectively. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting.

The required disclosure is included in the “Management’s Report on Internal Control Over Financial Reporting” that accompanies the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2017, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

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

The required disclosure is included in the “Management’s Report on Internal Control Over Financial Reporting” that accompanies the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2017, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Notices Pursuant to Regulation BTR.

None.

Identification of the Audit Committee.

The Company’s board of directors has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Robert Gayton, David Williams, and Klaus Zeitler. The board of directors has determined that each member of the audit committee is “independent” within the meaning of Section 803(A) of the NYSE American Company Guide and “financially sophisticated” within the meaning of Section 803(B) of the NYSE American Company Guide.

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

During the fiscal year ended December 31, 2017, there was no amendment to the Code or waiver, including an implicit waiver, from any provision of the Code.

If any amendment to the Code is made, or if any waiver from the provisions thereof is granted, the Company may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on the Company’s website, which may be accessed at www.westerncopperandgold.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Additional Information—Audit Committee Information—External auditor service fees (by category)” in the Company’s Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

(b)

Of the fees reported under the heading “Additional Information—Audit Committee Information—External auditor service fees (by category)” in the Company’s Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 to this Annual Report on Form 40-F, none of the fees billed by PricewaterhouseCoopers LLP were approved by the audit committee of the Company’s board of directors pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations.

The Company does not have any contractual obligations.

Mine Safety Disclosure.

Not applicable.

NYSE American Statement of Governance Differences.

As a Canadian corporation listed on the NYSE American, the Company is not required to comply with most of the NYSE American corporate governance standards, so long as the Company complies with Canadian corporate governance practices. In order to claim such an exemption, however, Section 110 of the NYSE American Company Guide requires that the Company provide to NYSE American written certification from independent Canadian counsel that the non-complying practice is not prohibited by Canadian law. In addition, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under the NYSE American’s corporate governance standards.

The Company has included a description of such significant differences in corporate governance practices on its website: www.westerncopperandgold.com. In addition, the Company has included a description of such significant differences below:

Shareholder Meeting Quorum Requirement: The NYSE American minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a company listed on NYSE American is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles and bylaws. A quorum for a meeting of shareholders of the Company is one person of the outstanding common shares present or represented by proxy.

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

Equity Compensation Plan Approval Requirements: Section 711 of the NYSE American’s Listed Company Guide requires shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plans” covers plans that provide for the delivery of both newly issued and treasury securities, as well as plans that rely on securities reacquired in the open market by the issuing company for the purpose of redistribution to employees and directors. The Toronto Stock Exchange rules provide that only the creation of or certain material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval. The Company will follow the Toronto Stock Exchange rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 22, 2018.

Western Copper and Gold Corporation

By:	/s/ Julien François
Name:	Julien Franois
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2017

99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2017

99.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2017 and 2016

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Daniel H. Neff, PE, on behalf of M3 Engineering & Technology Corporation

99.10	Consent of Gary Giroux P. Eng.

99.11	Consent of Ken J. Brouwer, P. Eng., on behalf of Knight Piésold Ltd.

99.12	Consent of Thomas Drielick, P.E.

99.13	Consent of Jesse Duke, P. Geo.

99.14	Consent of Michael Hester, F Aus IMM

99.15	Consent of Scott Casselman, P. Geo.

99.16	Consent of Jeff Austin, P. Eng.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document