Form 40-F
period 2019-12-31
Western Copper & Gold Corp
filed 2020-03-19
CIK 1364125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[  ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019

Commission file number 1-35075

WESTERN COPPER AND GOLD CORPORATION

(Exact name of registrant as specified in its charter)

British Columbia, Canada (Province or other jurisdiction of incorporation or organization)	1000 (Primary Standard Industrial Classification Code Number (if applicable))	98-0496216 (I.R.S. Employer Identification Number (if Applicable))

15th floor 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1
Canada
(604) 684-9497
(Address and Telephone Number of Registrant's Principal Executive Offices)

DL Services Inc.
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104

(206) 903-5448

(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares, no par value	Trading Symbol WRN	Name of each exchange on which registered NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  107,636,001

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

Yes X  No___

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

    Emerging growth company X

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

FORM 40-F

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F of Western Copper and Gold Corporation (the "Company" or the "Registrant"):

(a) Annual Information Form for the fiscal year ended December 31, 2019;

(b) Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2019; and

(c) Audited Consolidated Financial Statements for the fiscal years ended December 31, 2019 and 2018.

The Company's Audited Consolidated Financial Statements included in this Annual Report on Form 40-F have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.  Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

ADDITIONAL DISCLOSURE

Resource and Reserve Estimates

The Company's Annual Information Form for the fiscal year ended December 31, 2019, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2019, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the Securities and Exchange Commission (the "Commission") and contained in Industry Guide 7 of the Commission.  Under Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources.  These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute "reserves" by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this Annual Report on Form 40-F that describes the Company's mineral deposits may not be comparable to similar information made public by issuers subject to the Commission's reporting and disclosure requirements applicable to domestic United States issuers.

Certifications and Disclosure Regarding Controls and Procedures.

(a) Certifications.  See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b) Disclosure Controls and Procedures.  As of the end of the Company's fiscal year ended December 31, 2019, an evaluation of the effectiveness of the Company's "disclosure controls and procedures" was carried out by the Company's management with the participation of the Chief Executive Officer and Chief Financial Officer, who are the principal executive officer and principal financial officer of the Company, respectively.  Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that as of the end of that fiscal year, as a result of the material weakness identified during the Company's assessment of its internal control over financial reporting, the Company's disclosure controls and procedures are not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms and (ii) accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

(c) Management's Annual Report on Internal Control Over Financial Reporting.

The required disclosure is included in "Management's Report on Internal Control Over Financial Reporting" that accompanies the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2019, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d) Attestation Report of the Registered Public Accounting Firm.

This Annual Report on Form 40-F does not include an attestation report of the Company's registered public accounting firm because the Company qualified as an Emerging Growth Company pursuant to Section 2(a)(19) of the Securities Act of 1933 during the year covered by this Annual Report on Form 40-F, and this Annual Report is therefore not required to include such an attestation report.

(e) Changes in Internal Control Over Financial Reporting.

The required disclosure is included in the "Management's Report on Internal Control Over Financial Reporting" that accompanies the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2019, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Notices Pursuant to Regulation BTR.

None.

Identification of the Audit Committee.

The Company's board of directors has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are Robert Gayton, Ken Williamson, and Klaus Zeitler.  The board of directors has determined that each member of the audit committee is "independent" within the meaning of Section 803(A) of the NYSE American Company Guide and "financially sophisticated" within the meaning of Section 803(B) of the NYSE American Company Guide.

Audit Committee Financial Expert.

The Company's board of directors has determined that Robert Gayton, a member of its audit committee, qualifies as an "audit committee financial expert" (as such term is defined in Form 40-F).

Code of Ethics.

The Company has adopted a code of business conduct (the "Code") that meets the requirements for a "code of ethics" within the meaning of Form 40-F and that applies to all of the Company's officers, directors and employees, including, without limitation, its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  The Code is available for viewing on the Company's website, which may be accessed at www.westerncopperandgold.com.

During the fiscal year ended December 31, 2019, there was no amendment to the Code or waiver, including an implicit waiver, from any provision of the Code.

If any amendment to the Code is made, or if any waiver from the provisions thereof is granted, the Company may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on the Company's website, which may be accessed at www.westerncopperandgold.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading "Additional Information-Audit Committee Information-External auditor service fees (by category)" in the Company's Annual Information Form for the fiscal year ended December 31, 2019, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a) All audit, audit related, tax and non-audit services to be performed by PricewaterhouseCoopers LLP, the Company's external auditor, are pre-approved by the audit committee of the Company's board of directors.  Before approval is given, the audit committee examines the independence of the external auditor in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

(b) Of the fees reported under the heading "Additional Information-Audit Committee Information-External auditor service fees (by category)" in the Company's Annual Information Form for the fiscal year ended December 31, 2019, filed as Exhibit 99.1 to this Annual Report on Form 40-F, none of the fees billed by PricewaterhouseCoopers LLP were approved by the audit committee of the Company's board of directors pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations.

The Company does not have any contractual obligations.

Mine Safety Disclosure.

Not applicable.

NYSE American Statement of Governance Differences.

As a Canadian corporation listed on the NYSE American, the Company is not required to comply with most of the NYSE American corporate governance standards, so long as the Company complies with Canadian corporate governance practices.  In order to claim such an exemption, however, Section 110 of the NYSE American Company Guide requires that the Company provide to NYSE American written certification from independent Canadian counsel that the non-complying practice is not prohibited by Canadian law.  In addition, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under the NYSE American's corporate governance standards.

The Company has included a description of such significant differences in corporate governance practices on its website: www.westerncopperandgold.com.  In addition, the Company has included a description of such significant differences below:

Shareholder Meeting Quorum Requirement: The NYSE American minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a company listed on NYSE American is required to state its quorum requirement in its bylaws. The Company's quorum requirement is set forth in its Articles and bylaws. A quorum for a meeting of shareholders of the Company is one person of the outstanding common shares present or represented by proxy.

Shareholder Approval Requirement: The Company will follow Toronto Stock Exchange rules for shareholder approval of new issuances of its common shares. Following Toronto Stock Exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm's length. Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of private placements: (i) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (ii) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

Equity Compensation Plan Approval Requirements: Section 711 of the NYSE American's Listed Company Guide requires shareholder approval of all equity compensation plans and material revisions to such plans.  The definition of "equity compensation plans" covers plans that provide for the delivery of both newly issued and treasury securities, as well as plans that rely on securities re-acquired in the open market by the issuing company for the purpose of redistribution to employees and directors.  The Toronto Stock Exchange rules provide that only the creation of or certain material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval.  The Company will follow the Toronto Stock Exchange rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 18, 2020.

Western Copper and Gold Corporation By: /s/ Varun Prasad Name: Varun Prasad Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2019

99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2019

99.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2019 and 2018

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Daniel H. Neff, PE, on behalf of M3 Engineering & Technology Corporation

99.10	Consent of Gary Giroux P. Eng.

99.11	Consent of Ken J. Brouwer, P. Eng., on behalf of Knight Piésold Ltd.

99.12	Consent of Thomas Drielick, P.E.

99.13	Consent of Jesse Duke, P. Geo.

99.14	Consent of Michael Hester, F Aus IMM

99.15	Consent of Scott Casselman, P. Geo.

99.16	Consent of Jeff Austin, P. Eng.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document