Form 40-F
period 2023-12-31
Western Copper & Gold Corp
filed 2024-03-29
CIK 1364125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023

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

DL Services Inc.
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104

(206) 903-5448

(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares, no par value	Trading Symbol WRN	Name of each exchange on which registered NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  166,091,245

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

Yes  No  X

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ____

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). __

FORM 40-F

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F of Western Copper and Gold Corporation (the "Company" or the "Registrant"):

(a) Annual Information Form for the fiscal year ended December 31, 2023;

(b) Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2023; and

(c) Audited Annual Consolidated Financial Statements for the years ended December 31, 2023 and 2022 and notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon.

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

ADDITIONAL DISCLOSURE

Resource and Reserve Estimates

The Company's Annual Information Form for the fiscal year ended December 31, 2023, which is attached hereto as Exhibit 99.1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2023, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the Securities and Exchange Commission (the "Commission").

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

Certifications and Disclosure Regarding Controls and Procedures.

(a) Certifications. See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

(b) Disclosure Controls and Procedures. As of the end of the Company's fiscal year ended December 31, 2023, an evaluation of the effectiveness of the Company's "disclosure controls and procedures" was carried out by the Company's management with the participation of the Chief Executive Officer and Chief Financial Officer, who are the principal executive officer and principal financial officer of the Company, respectively. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that as of the end of that fiscal year, as a result of the material weakness identified during the Company's assessment of its internal control over financial reporting, the Company's disclosure controls and procedures are not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms and (ii) accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

(c) Management's Annual Report on Internal Control Over Financial Reporting.

The required disclosure is included in "Management's Report on Internal Control Over Financial Reporting" that accompanies the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2023, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

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

(e) Changes in Internal Control Over Financial Reporting.

The required disclosure is included in the "Management's Report on Internal Control Over Financial Reporting" that accompanies the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2023, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

Notices Pursuant to Regulation BTR.

None.

Identification of the Audit Committee.

The Company's board of directors has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are Michael Vitton, Tara Christie and Klaus Zeitler. The board of directors has determined that each member of the audit committee is "independent" within the meaning of Section 803(A) of the NYSE American Company Guide and "financially sophisticated" within the meaning of Section 803(B) of the NYSE American Company Guide.

Audit Committee Financial Expert.

The Company's board of directors has determined that Michael Vitton, a member of its audit committee, qualifies as an "audit committee financial expert" (as such term is defined in Form 40-F).

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

During the fiscal year ended December 31, 2023, there was no amendment to the Code or waiver, including an implicit waiver, from any provision of the Code.

If any amendment to the Code is made, or if any waiver from the provisions thereof is granted, the Company may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on the Company's website, which may be accessed at www.westerncopperandgold.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading "Additional Information-Audit Committee Information-External auditor service fees (by category)" in the Company's Annual Information Form for the fiscal year ended December 31, 2023, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

(b) Of the fees reported under the heading "Additional Information-Audit Committee Information-External auditor service fees (by category)" in the Company's Annual Information Form for the fiscal year ended December 31, 2023, filed as Exhibit 99.1 to this Annual Report on Form 40-F, none of the fees billed by PricewaterhouseCoopers LLP were approved by the audit committee of the Company's board of directors pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 2024.

Western Copper and Gold Corporation

By:     /s/ Varun Prasad

Name: Varun Prasad

Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

97.1	Incentive Compensation Recovery Policy

99.1	Annual Information Form for the fiscal year ended December 31, 2023

99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2023

99.3	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2023 and 2022

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Daniel Roth P.E., P. Eng.

99.10	Consent of Michael G. Hester, FAusIMM

99.11	Consent of John M. Marek, P.E.

99.12	Consent of Laurie M. Tahija, MMSA-QP

99.13	Consent of Carl Schulze, P. Geo.

99.14	Consent of Daniel Friedman, P. Eng.

99.15	Consent of Scott Weston, P. Geo.

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)